

MGIC Investment Corporation

Annual Report

2023

Our Business

We are a holding company and through wholly-owned subsidiaries, including Mortgage Guaranty Insurance Corporation, we provide private mortgage insurance, other mortgage credit risk management solutions, and ancillary services.

Financial Summary

	2021	2022	2023
Net income ($ millions)	$ 635.0	$ 865.3	$ 712.9
Diluted income per share ($)	$ 1.85	$ 2.79	$ 2.49
Adjusted net operating income [1] ($ millions)	$ 658.6	$ 904.8	$ 724.4
Adjusted net operating income per diluted share [1] ($)	$ 1.91	$ 2.91	$ 2.53













[1] We believe that use of the Non-GAAP measures of adjusted net operating income and adjusted net operating income per diluted share facilitate the evaluation of the company's core financial performance thereby providing relevant information. For a description of how we calculate these measures and for a reconciliation of these measure to their nearest comparable GAAP measures, see "Explanation and Reconciliation of our use of Non-GAAP Financial Measures" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

To Our Shareholders:

I am pleased that we delivered another year of excellent financial results while returning meaningful capital to our shareholders.



We are often asked what differentiates us. First and foremost, it is our people. Our performance is a testament to the dedication and hard work of our team. Additionally, the breadth of customers and the relationships we have cultivated with them for over 65 years remain a key driver of our long-term success. We continue to demonstrate an unwavering commitment to deliver quality offerings and solutions to our customers in order to meet their evolving needs so that together we can help borrowers achieve their dream of affordable and sustainable homeownership sooner. We take pride in knowing what we do everyday matters and has an impact on families and communities.

Below are a few highlights from 2023:

- Earned $713 million of net income ($2.49 per diluted share) for the year and produced an annualized 15.4% return on equity.

- Wrote $46 billion of new insurance written (NIW). Underwriting standards remain solid and our NIW continues to have strong credit characteristics.

- At the end of the year, insurance in force (IIF) stood at $294 billion and annual persistency increased to approximately 86%, up from approximately 82% year over year.

- Maintained financial strength and capital flexibility while returning approximately $465 million of capital to our shareholders through a combination of common stock repurchases and common stock dividends.

- Increased book value per outstanding share by 18%.

- Expanded our reinsurance program by securing additional quota share and excess of loss reinsurance. These transactions reduce the volatility of losses in adverse economic environments and provide diversification and flexibility to our sources of capital.

- Published our fourth annual Corporate Sustainability Report detailing how we strive to do right by our shareholders, customers, borrowers, community, co-workers, and the environment.

Our company has a rich history, and we are proud of the critical role we play in supporting the housing market. We have navigated through many dynamic economic cycles, uncertainties, and complexities, demonstrating resilience and adaptability. We embrace and build on our past and our ability to continuously adapt and evolve has been instrumental in our long-term success.

In closing, as we celebrate our success and achievements, I want to express my appreciation and gratitude to our shareholders, customers, and business partners for your ongoing trust, confidence, and support in MGIC. Looking ahead, we are keenly focused on the new year and beyond. With our solid foundation, talented and dedicated team, financial strength, and capital flexibility, we are well-positioned to continue to execute our business strategies in 2024 and we look forward to the new opportunities the year will bring.

Respectfully,

Tim Mattke

Tim Mattke
Chief Executive Officer



From left:
Steve Thompson, Executive Vice President and Chief Risk Officer
Nathan Colson, Executive Vice President and Chief Financial Officer
Tim Mattke, Chief Executive Officer
Sal Miosi, President and Chief Operating Officer
Paula Maggio, Executive Vice President, General Counsel and Secretary

Management's Discussion and Analysis of Financial Condition and Results of Operations

We have reproduced below the "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and "Financial Statements and Supplementary Data" that appeared in our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 21, 2024. Except for certain cross-references, we have not changed what appears below in those sections from what was in our Form 10-K. As a result, those sections are not updated to reflect any events or changes in circumstances that have occurred since our Annual Report on Form 10-K was filed with the SEC.

INTRODUCTION

As used below, "we" and "our" refer to MGIC Investment Corporation's consolidated operations or to MGIC Investment Corporation, as a separate entity, as the context requires. References to "we" and "our" in the context of debt obligations refer to MGIC Investment Corporation. See the "Glossary of terms and acronyms" for definitions and descriptions of terms used throughout this annual report. The Risk Factors discuss trends and uncertainties affecting us and are an integral part of the MD&A.

The following is a discussion and analysis of the financial conditions and results of operations for the years ended December 31, 2023 and 2022, including comparisons between 2023 and 2022. Comparisons between 2022 and 2021 have been omitted from this Annual Report, but can be found in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC.

Forward Looking and Other Statements

As discussed under "Forward Looking Statements and Risk Factors" in this Annual Report, actual results may differ materially from the results contemplated by forward looking statements. We are not undertaking any obligation to update any forward looking statements or other statements we may make in the following discussion or elsewhere in this document even though these statements may be affected by events or circumstances occurring after the forward looking statements or other statements were made. Therefore, no reader of this document should rely on these statements being current as of any time other than the time at which this document was filed with the Securities and Exchange Commission.

OVERVIEW

This Overview of the MD&A highlights selected information and may not contain all of the information that is important to readers of this Annual Report. Hence, this Overview is qualified by the information that appears elsewhere in this Annual Report, including the other portions of the MD&A.

Through MGIC, the principal subsidiary of MGIC Investment Corporation, we serve lenders throughout the United States helping families achieve homeownership sooner by making affordable low-down-payment mortgages a reality through the use of private mortgage insurance. At December 31, 2023 MGIC had $293.5 billion of primary IIF.

Summary of financial results of MGIC Investment Corporation

		Year Ended December 31,		
(in millions, except per share data)		**2023**	2022	Change
Selected statement of operations data				
Net premiums earned	$	**952.6** $	1,007.1	(5)%
Investment income, net of expenses		**214.7**	167.5	28 %
Losses incurred, net		**(20.9)**	(254.6)	(92)%
Other underwriting and operating expenses, net		**226.0**	236.7	(5)%
Loss on debt extinguishment		**—**	40.2	N/M
Income before tax		**902.2**	1,090.0	(17)%
Provision for income taxes		**189.3**	224.7	(16)%
Net income		**712.9**	865.3	(18)%
Diluted income per share	$	**2.49** $	2.79	(11)%
Non-GAAP Financial Measures [1]				
Adjusted pre-tax operating income	$	**917.8** $	1,140.0	(19)%
Adjusted net operating income		**724.4**	904.8	(20)%
Adjusted net operating income per diluted share	$	**2.53** $	2.91	(13)%

[1] See "Explanation and Reconciliation of our use of Non-GAAP Financial Measures."

SUMMARY OF 2023 FINANCIAL RESULTS

Net income for 2023 was $712.9 million (2022: $865.3 million) and diluted income per share was $2.49 (2022: $2.79). The decrease in net income is primarily due to an increase in losses incurred and a decrease in net premiums earned. This was partially offset by an increase in investment income, net of expenses, a decrease in loss on debt extinguishment, and a decrease in our provision for income taxes. Diluted income per share decreased primarily due to a decrease in net income, partially offset by a decrease in the number of diluted weighted average shares outstanding.

Adjusted net operating income for 2023 was $724.4 million (2022: $904.8 million) and adjusted net operating income per diluted share was $2.53 (2022: $2.91). The decrease in adjusted net operating income in 2023 compared to 2022 is primarily due to a decrease in net income. The decrease in 2023 adjusted net operating income per diluted share compared to 2022 is primarily due to a decrease in adjusted net operating income, partially offset by a decrease in the number of diluted weighted average shares outstanding.

Premiums earned for 2023 were $952.6 million, compared with $1,007.1 million for the same period last year. The decrease in premiums earned compared with the prior year is primarily due to an increase in ceded premiums that was the result of a decrease in the profit commission earned on our QSR Transactions.

Net investment income in 2023 was $214.7 million, compared with $167.5 million in the prior year. The increase in net investment income was due to an increase of 80 basis points in the average investment yield.

Losses incurred, net were $(20.9) million, compared with $(254.6) million for the prior year. While new delinquency notices added $187.7 million to losses incurred in 2023, our re-estimation of loss reserves on previously received delinquency notices resulted in favorable development of $208.5 million. In 2022, new

delinquency notices added approximately $149.6 million to losses incurred, offset by re-estimation of loss reserves on previously received delinquency notices resulted in favorable development of $404.1 million. The favorable development for both periods primarily resulted from a decrease in the expected claim rate on previously received delinquencies. Home price appreciation experienced in recent years has allowed some borrowers to cure their delinquencies through the sale of their property.

We did not record a loss on debt extinguishment in 2023. In 2022, we recorded a loss on debt extinguishment of $40.2 million, related to the repurchase of a portion of our 9% Debentures, the redemption of our 5.75% Senior Notes, and the repayment of the outstanding principal balance of our FHLB advance. See Note 7 - "Debt" to our consolidated financial statements for a discussion of the 9% Debenture conversion in 2023.

Our provision for income taxes decreased to $189.3 million in 2023 compared to $224.7 million in 2022 primarily due to a decrease in income before tax. Our effective tax rate for 2023 was 21.0% compared to 20.6% for 2022.

BUSINESS ENVIRONMENT

Economic conditions

Home purchases decreased in 2023, compared to 2022, due to higher interest rates and higher home prices. Higher interest rates also resulted in decreased refinance activity during 2023. This led to a decrease in our NIW, to $46.1 billion in 2023 compared to $76.4 billion in 2022.

The level of interest rates and home prices may change in the future. For information about the possible effects of such changes, see our risk factors titled "*If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline,*" "*Downturns in the domestic economy or declines in home prices may result in more homeowners defaulting and our losses increasing, with a corresponding decrease in our returns,*" and "*Changes in interest rates, house prices or mortgage insurance cancellation requirements may change the length of time that our policies remain in force.*"

Mortgage insurance market

The strong credit quality of our insurance portfolio reflects several years of favorable housing fundamentals and in our view, generally favorable risk characteristics on our recently insured loans. Our insurance in force was relatively flat during the year as a result of a lower NIW, offset by increased annual persistency.

The percentage of our NIW with DTI ratios over 45% and LTVs over 95% will fluctuate based on the mortgage conditions that could include the percentage of NIW from purchase transactions, changes in home prices, changes in mortgage rates, and GSE activities. Refer to "Mortgage Insurance Portfolio" for information on our NIW mix during 2023.

Competition

PMI

The private mortgage insurance industry is highly competitive and is expected to remain so. We believe that we currently compete with other private mortgage insurers based on premium rates, underwriting requirements, financial strength (including based on credit or financial strength ratings), customer relationships, name recognition, reputation, strength of management teams and field organizations, the ancillary products and services provided to lenders, and the effective use of technology and innovation in the delivery and servicing of our mortgage insurance products.

Pricing practices

In recent years, the industry has materially reduced its use of standard rate cards, which were fairly consistent among competitors, and correspondingly increased its use of (i) "risk-based pricing systems" that use a spectrum of filed rates to allow for formulaic, risk-based pricing based on multiple attributes that may be quickly adjusted within certain parameters, and (ii) customized rate plans. We monitor various competitive and economic factors while seeking to balance both profitability and market share considerations in developing our pricing strategies.

For information about competition in the private mortgage insurance industry, see our risk factor titled "*Competition or changes in our relationships with our customers could reduce our revenues, reduce our premium yields and/or increase our losses*" in Risk Factors.

GSE Risk Share Transactions

In 2018, the GSEs initiated secondary mortgage market programs with loan level mortgage default coverage provided by various (re)insurers that are not mortgage insurers governed by PMIERs, and that are not selected by the lenders. These programs, which currently account for a small percentage of the low down payment market, compete with traditional private mortgage insurance and, due to differences in policy terms, they may offer premium rates that are below prevalent single premium lender-paid mortgage insurance ("LPMI") rates. We participate in these programs from time to time.

The GSEs (and other investors) have also used other forms of credit enhancement that did not involve traditional private mortgage insurance, such as engaging in credit-linked note transactions executed in the capital markets, or using other forms of debt issuances or securitizations that transfer credit risk directly to other investors, including competitors and an affiliate of MGIC; using other risk mitigation techniques in conjunction with reduced levels of private mortgage insurance coverage; or accepting credit risk without credit enhancement.

Government programs

PMI also competes against government mortgage insurance programs such as the FHA, VA, and USDA, primarily for lower FICO score business. The combined market share of primary mortgage insurance written by government programs continues to exceed that written by PMI in both 2023 and 2022.

Refer to "Mortgage Insurance Portfolio" for additional discussion on market share and our operating measures including NIW, IIF and RIF.

PMIERs

We operate under the requirements of the PMIERs of the GSEs in order to insure loans delivered to or purchased by them. The PMIERs include financial requirements as well as business, quality control and certain transactional approval requirements. The financial requirements of the PMIERs require a mortgage insurer's "Available Assets" (generally only the most liquid assets of an insurer) to equal or exceed its "Minimum Required Assets" (which are based on an insurer's book of risk in force, calculated from tables of factors with several risk dimensions, reduced for credit given for risk ceded under reinsurance transactions, and subject to a floor amount). Based on our application of PMIERs, MGIC's Available Assets under PMIERs totaled $5.8 billion, an excess of $2.4 billion over its Minimum Required Assets at December 31, 2023.

BUSINESS OUTLOOK FOR 2024

Our outlook for 2024 should be viewed against the backdrop of the business environment discussed above.

NIW

Our NIW is affected by total mortgage originations, the percentage of total mortgage originations using private mortgage insurance (the "PMI penetration rate"), and our market share within the PMI industry. As of January 2024, the total average mortgage origination forecasts from Fannie Mae and the MBA indicate mortgage originations of $2.0 trillion in 2024, compared to an estimated $1.6 trillion in 2023. Both purchase originations and refinance transactions are forecasted to increase in 2024 when compared to 2023. We are expecting NIW to increase slightly in 2024 compared to 2023.

The widespread use of risk based pricing systems by the PMI industry makes it more difficult to compare our rates to those offered by our competitors. We may not be aware of industry rate changes until we observe that our volume of NIW has changed. In addition, business under customized rate plans is awarded by certain customers for only limited periods of time. As a result, our NIW may fluctuate more than it had in the past.

IIF

Our IIF decreased 0.6% in 2023 and is expected to remain relatively flat in 2024. Our book of IIF is an important driver of our future revenues, and its growth is driven by our ability to generate NIW and the retention of our IIF, as measured by our annual persistency. Interest rates influence both our NIW and persistency. Generally speaking, in a rising rate environment, total mortgage originations may decline; however, we would also expect policy cancellation rates to decline, and in turn increase annual persistency, although the impact generally lags the change in interest rates. In 2024, we expect interest rates to remain elevated compared to recent years and the rate of growth in home prices to continue to moderate.

Results of operations

Premiums

Our direct premiums written and earned are impacted by our IIF during the period and our in force premium yield, both of which are expected to be relatively flat in 2024 when compared to 2023. Premiums earned are also impacted by the amount of accelerated premiums from single premium policy cancellations, which generally decrease as refinance activity decreases. Our unearned premium decreased to $157.8 million at December 31, 2023 from $195.3 million at December 31, 2022.

Our net premiums written and earned are primarily impacted by the changes in the direct premiums written and earned noted above and by the amount of premiums we cede under our quota share and excess of loss reinsurance transactions. The amount of premiums we cede in 2024 will be affected by any changes in our reinsurance coverage. Premiums we cede under our quota share transactions are also impacted by the profit commission we receive. The amount of profit commission is variable year-to-year and is dependent on the amount of losses incurred ceded. In 2023, compared to 2022, the increase in ceded losses incurred decreased the profit commission we received, resulting in higher ceded premiums. Increases in ceded losses incurred will benefit our losses incurred line, but will result in lower profit commission and higher ceded premiums.

Factors that affect the amount of premiums we earn from our IIF are further discussed in our "Consolidated Results of Operations - Premium yield."

Investment income

Net investment income is a material contributor to our results of operations. We expect net investment income in 2024 to increase in comparison to 2023, primarily due to higher average investment yields. The amount of investment income will be impacted by the change in the yield we can earn on investments and the level of invested assets. The level of invested assets will primarily be impacted by the amount of cash we expect to use in financing activities relative to our cash from operations. The magnitude of any change in our invested asset level will be subject to the timing of our financing activities.

Losses

Losses incurred, net is impacted by the level of new delinquency notices. Generally, on our primary business, the highest claim frequency years have been the third and fourth year after loan origination. As of December 31, 2023, 67% of our primary RIF was written subsequent to December 31, 2020, 84% of our primary RIF was written subsequent to December 31, 2019, and 89% of our primary RIF was written subsequent to December 31, 2018. The pattern of claim frequency can be affected by many factors, including annual persistency and deteriorating economic conditions.

Our claims paid activity slowed at the start of the COVID-19 pandemic primarily due to forbearance and foreclosure moratoriums put in place, and it has not yet appreciably increased from those suppressed levels. Home price appreciation experienced in recent years has allowed some borrowers to cure their delinquencies through the sale of their property. In addition, an increase in third party property sales prior to claim settlement, has resulted in a decrease in the average claim paid on the claims we do receive. We expect net losses and LAE paid to increase; however, the magnitude and timing of the increases are uncertain.

Underwriting and operating expenses, net

We expect underwriting and operating expenses, net to be modestly lower in 2024 compared to 2023.

Income taxes

We expect our 2024 effective tax rate to be approximately 21%.

CAPITAL

MGIC dividend payments to our holding company

The ability of MGIC to pay dividends is restricted by insurance regulation. Amounts in excess of prescribed limits are deemed "extraordinary" and may not be paid if disapproved by the OCI. A dividend is extraordinary when the proposed dividend amount, plus dividends paid in the twelve months preceding the dividend payment date exceed the ordinary dividend level. In 2024, MGIC can pay $64 million of ordinary dividends without OCI approval, before taking into consideration dividends paid in the preceding twelve months. In 2023 and 2022, MGIC paid a cash and/or investment security dividend of $600 million and $800 million, respectively, to our holding company. Future dividend payments from MGIC to the holding company will continue to be determined in consultation with the board.

Dividends to shareholders

In the first and second quarters of 2023, we paid quarterly cash dividends of $0.10 per share to shareholders which totaled $58.8 million. In the third and fourth quarters of 2023, we paid quarterly cash dividends of $0.115 per share which totaled $65.3 million. On January 23, 2024, the Board of Directors declared a quarterly cash dividend to holders of the company's common stock of $0.115 per share payable on March 5, 2024, to shareholders of record at the close of business on February 15, 2024. We expect to continue to make dividend payments to shareholders in 2024.

Share repurchase programs

Repurchases may be made from time to time on the open market (including through 10b5-1 plans) or through privately negotiated transactions. The repurchase programs may be suspended for periods or discontinued at any time. We repurchased approximately 21.7 million shares in 2023 using approximately $340.6 million of holding company resources. In 2022, we repurchased approximately 27.8 million shares of our common stock using approximately $385.7 million of holding company resources. In 2024, we expect share repurchase programs will remain our primary means of returning capital to shareholders.

The following table shows details of our share repurchase programs.

Repurchase Program	Repurchased during 2023 (in millions)	Authorization Remaining (in millions) at 12/31/23	Expiration Date
2021 Authorization	$ 114	$ —	N/A
2023 Authorization	$ 226	$ 274	July 1, 2025

As of December 31, 2023, we had approximately 272.5 million shares of common stock outstanding which was a decrease of 7.2% from December 31, 2022.

GSEs

We must comply with a GSE's PMIERs to be eligible to insure loans delivered to or purchased by that GSE. The PMIERs include financial requirements, as well as business, quality control and certain transaction approval requirements. The PMIERs provide that the GSEs may amend any provision of the PMIERs or impose additional requirements with an effective date specified by the GSEs. If MGIC ceases to be eligible to insure loans purchased by one or both of the GSEs, it would significantly reduce the volume of our NIW, the substantial majority of which is for loans delivered to or purchased by the GSEs.

The financial requirements of the PMIERs require a mortgage insurer's "Available Assets" (generally only the most liquid assets of an insurer) to equal or exceed its "Minimum Required Assets" (which are based on an insurer's book of risk in force and are calculated from tables of factors with several risk dimensions, reduced for credit given for risk ceded under reinsurance transactions, and subject to a floor amount). Based on our interpretation of the PMIERs as of December 31, 2023, MGIC's Available Assets totaled $5.8 billion, or $2.4 billion in excess of its Minimum Required Assets.

The PMIERs generally require us to hold significantly more Minimum Required Assets for delinquent loans than for performing loans and the Minimum Required Assets required to be held increases as the number of payments missed on a delinquent loan increases.

Our reinsurance transactions enable us to earn higher returns on our Minimum Required Assets than we would without them because they generally reduce the Minimum Required Assets we must hold under PMIERs. However, reinsurance may not always be available to us, or available only on terms, or costs, that we find unacceptable.

The calculated credit for XOL Transactions under PMIERs is generally based on the PMIERs requirement of the covered loans and the attachment and detachment point of the coverage. PMIERs credit is generally not given for the reinsured risk above the PMIERs requirement. Our existing reinsurance transactions are subject to periodic review by the GSEs and there is a risk we will not receive our current level of credit in future periods for the risk ceded under them. In addition, we may not receive the same level of credit under future transactions that we receive under existing transactions. If MGIC is not allowed certain levels of credit under the PMIERs, under certain circumstances, MGIC may terminate the reinsurance transactions without penalties.

For additional information about our reinsurance transactions, see our Risk Factor titled *"Reinsurance may be unavailable at current levels and prices, and/or the GSEs may reduce the amount of capital credit we receive for our reinsurance transactions."* in Risk Factors.

GSE Reform

The FHFA has been the conservator of the GSEs since 2008 and has the authority to control and direct their operations. Given that the Director of the FHFA is removable by the President at will, the agency's agenda, policies and actions are influenced by the then-current administration. The increased role that the federal government has assumed in the residential housing finance system through the GSE conservatorships may increase the likelihood that the business practices of the GSEs change, including through administration changes and actions. Such changes could have a material adverse effect on us.

It is uncertain what role the GSEs, FHA and private capital, including private mortgage insurance, will play in the residential housing finance system in the future. The timing and impact on our business of any resulting changes is uncertain. Many of the proposed changes would require Congressional action to implement and it is difficult to estimate when Congressional action would be final and how long any associated phase-in period may last.

For additional information about the business practices of the GSEs, see our Risk Factor titled "Changes in the business practices of Fannie Mae and Freddie Mac ("the GSEs"), federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses*."* in Risk Factors.

State Regulations

The insurance laws of 16 jurisdictions, including Wisconsin, our domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to its RIF (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the "State Capital Requirements." While they vary among jurisdictions, the most common State Capital Requirements allow for a maximum risk-to-capital ratio of 25 to 1. A risk-to-capital ratio will increase if (i) the percentage decrease in capital exceeds the percentage decrease in insured risk, or (ii) the percentage increase in capital is less than the percentage increase in insured risk. Wisconsin does not regulate capital by using a risk-to-capital measure but instead requires a MPP. MGIC's "policyholder position" includes its net worth or surplus and its contingency reserve.

At December 31, 2023, MGIC's risk-to-capital ratio was 10.2 to 1, below the maximum allowed by the jurisdictions with State Capital Requirements, and its policyholder position was $3.6 billion above the required MPP of $2.2 billion. The calculation of our risk-to-capital ratio and MPP reflect full credit for the risk ceded under our reinsurance transactions. It is possible that under the revised State Capital Requirements discussed below, MGIC will not be allowed full credit for the risk ceded under such transactions. If MGIC is not allowed an agreed level of credit under either the State Capital Requirements or the PMIERs, MGIC may terminate the reinsurance transactions, without penalty.

The NAIC established a Mortgage Guaranty Insurance Working Group to determine and make recommendations to the NAIC's Financial Condition Committee as to what, if any, changes to make to the solvency and other regulations relating to mortgage guaranty insurers. A draft of a revised Mortgage Guaranty Insurance Model Act was adopted by the Financial Condition Committee in July 2023 and by the Executive Committee and Plenary NAIC in August 2023. The revised Model Act includes requirements relating to, among other things: (i) capital and minimum capital requirements, and contingency reserves; (ii) restrictions on mortgage insurers' investments in notes secured by mortgages; (iii) prudent underwriting standards and formal underwriting guidelines; (iv) the establishment of formal, internal "Mortgage Guaranty Quality Control Programs" with respect to in-force business; and (v) reinsurance and prohibitions on captive reinsurance arrangements. It is uncertain when the revised Model Act will be adopted in any jurisdiction. The provisions of the Model Act, if adopted in their final form, are not expected to have a material adverse effect on our business. It is unknown whether any changes will be made by state legislatures prior to adoption, and the effect changes, if any, will have on the mortgage guaranty insurance market generally, or on our business. At this time, we expect MGIC to continue to comply with the current State Capital Requirements; however, refer to our risk factor titled *"State capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis"* in Risk Factors for more information about matters that could negatively impact our compliance with State Capital Requirements.

FACTORS AFFECTING OUR RESULTS

Our current and future business, results of operations and financial condition are impacted by macroeconomic conditions, such as rising interest rates, home prices, housing demand, level of employment, inflation,

pandemics, restrictions and costs on mortgage credit, and other factors. For additional information on how our business may be impacted see our Risk Factor titled *"Downturns in the domestic economy or declines in home prices may result in more homeowners defaulting and our losses increasing, with a corresponding decrease in our returns."*

The future effects of climate change on our business are uncertain. For information about possible effects, please refer to our Risk Factor titled *"Pandemics, hurricanes and other disasters may impact our incurred losses, the amount and timing of paid claims, our inventory of notices of default and our Minimum Required Assets under PMIERs."*

Our results of operations are affected by:

Premiums written and earned

Premiums written and earned in a year are influenced by:

- NIW, which increases IIF. Many factors affect NIW, including the volume of low down payment home mortgage originations and competition to provide credit enhancement on those mortgages from the FHA, the VA, other mortgage insurers, and other alternatives to mortgage insurance, including GSE programs that may reduce or eliminate the demand for mortgage insurance. NIW does not include loans previously insured by us that are modified, such as loans modified under HARP.

- Cancellations, which reduce IIF. Cancellations due to refinancings are affected by the level of current mortgage interest rates compared to the mortgage coupon rates throughout the in force book, current home values compared to values when the loans in the in force book were insured and the terms on which mortgage credit is available. Home price appreciation can give homeowners the right to cancel mortgage insurance on their loans if sufficient home equity is achieved. Cancellations also result from policy rescissions, which require us to return any premiums received on the rescinded policies, and claim payments, which require us to return any premium received on the related policies from the date of default on the insured loans. Cancellations of single premium policies, which are generally non-refundable, result in immediate recognition of any remaining unearned premium.

- Premium rates, which are affected by product type, competitive pressures, the risk characteristics of the insured loans, the percentage of coverage on the insured loans, and PMIERs capital requirements. The substantial majority of our monthly and annual mortgage insurance premiums are under premium plans for which, for the first ten years of the policy, the amount of premium is determined by multiplying the initial premium rate by the original loan balance; thereafter, the premium rate resets to a lower rate used for the remaining life of the policy. The remainder of our monthly and annual premiums are under premium plans for which premiums are determined by a fixed percentage of the loan's amortizing balance over the life of the policy.

- Premiums ceded, net of profit commission under our QSR Transactions, and premiums ceded under our XOL Transactions, are primarily affected by the percentage of our IIF subject to our reinsurance transactions. The profit commission under our QSR Transactions also varies inversely with the level of ceded losses incurred on a "dollar for dollar" basis and can be eliminated at ceded loss levels higher than what we have experienced on our QSR Transactions. As a result, lower levels of losses incurred result in a higher profit commission and less benefit from ceded losses incurred; higher levels of losses incurred result in more benefit from ceded losses incurred and a lower profit commission (or for certain levels of accident year loss ratios, its elimination). See Note 9 – "Reinsurance" to our consolidated financial statements for a discussion of our reinsurance transactions.

- Premiums earned are generated by the insurance that is in force during all or a portion of the period. A change in the average IIF in the current period compared to an earlier period is a factor that will increase (when the average in force is higher) or reduce (when it is lower) premiums written and earned in the current period, although this effect may be enhanced (or mitigated) by the factors discussed above.

Investment income

Our investment portfolio is composed principally of investment grade fixed income securities. The principal factors that influence investment income are the size of the portfolio and its yield. As measured by amortized cost (which excludes changes in fair value, such as from changes in interest rates), the size of the investment portfolio is mainly a function of cash generated from (or used in) operations, such as net premiums written,

investment income, net claim payments and expenses, and cash provided by (or used for) non-operating activities, such as debt or stock issuances or repurchases, and dividends.

Losses incurred

Losses incurred are the current expense that reflects claim payments, costs of settling claims, and changes in our estimates of payments that will ultimately be made as a result of delinquencies on insured loans. As explained under "Critical Accounting Estimates" below, except in the case of a premium deficiency reserve, we recognize an estimate of this expense only for delinquent loans. The level of new delinquencies has historically followed a seasonal pattern, with new delinquencies in the first part of the year lower than new delinquencies in the latter part of the year. The state of the economy, local housing markets, and various other factors, including pandemics, may result in delinquencies not following the typical pattern. Losses incurred are generally affected by:

- The state of the economy, including unemployment and housing values, each of which affects the likelihood that loans will become delinquent and whether loans that are delinquent cure their delinquency.

- The product mix of the in force book, with loans having higher risk characteristics generally resulting in higher delinquencies and claims.

- The size of loans insured, with higher average loan amounts on delinquent loans tending to increase incurred losses.

- The percentage of coverage on insured loans, with deeper average coverage on delinquent loans tending to increase incurred losses.

- The rate at which we rescind policies or curtail claims. Our estimated loss reserves incorporate our estimates of future rescissions of policies and curtailments of claims, and reversals of rescissions and curtailments. We collectively refer to such rescissions and denials as "rescissions" and variations of this term. We call reductions to claims "curtailments."

- The distribution of claims over the life of a book. Historically, the first few years after loans are originated are a period of relatively low claims, with claims increasing substantially for several years subsequent and then declining, although annual persistency, the condition of the economy, including unemployment and housing prices, and other factors can affect this pattern. For example, a weak economy or housing value declines can lead to claims from older books increasing, continuing at stable levels or experiencing a lower rate of decline. See further information under "Mortgage insurance earnings and cash flow cycle" below.

- Losses ceded under reinsurance transactions. See Note 9 – "Reinsurance" to our consolidated financial statements for a discussion of our reinsurance transactions.

Underwriting and other expenses

Underwriting and other expenses includes items such as employee compensation, fees for professional and consulting services, depreciation and maintenance expense, and premium taxes, and are reported net of ceding commissions associated with our QSR Transactions. Employee compensation expenses are variable due to share-based compensation, changes in benefits, and changes in headcount (which can fluctuate due to volume of NIW). See Note 9 – "Reinsurance" to our consolidated financial statements for a discussion of ceding commission on our QSR Transactions.

Interest expense

Interest expense reflects the interest associated with our consolidated outstanding debt obligations discussed in Note 7 – "Debt" to our consolidated financial statements and under "Liquidity and Capital Resources" below.

Other

Certain activities that we do not consider being part of our fundamental operating activities may also impact our results of operations and are described below.

Gains (losses) on investments and other financial instruments

- *Fixed income securities.* Investment gains and losses reflect the difference between the amount received on the sale of a fixed income security and the fixed income security's cost basis, as well as any credit allowances and any impairments on securities we intend to sell prior to recovery of its amortized cost

basis. The amount received on the sale of fixed income securities is affected by the coupon rate of the security compared to the yield of comparable securities at the time of sale.

- *Equity securities.* Investment gains and losses are accounted for as a function of the periodic change in fair value.

- *Financial instruments.* Investment gains and losses on the embedded derivative on our Home Re Transactions reflect the present value impact of the variation in investment income on assets on the insurance-linked notes held by the reinsurance trusts and the contractual reference rate used to calculate the reinsurance premiums we estimate we will pay over the estimated remaining life.

Loss on debt extinguishment

Gains and losses on debt extinguishment result from discretionary activities that are undertaken to enhance our capital position and / or improve our debt profile. Extinguishing our outstanding debt obligations early through these discretionary activities may result in losses primarily driven by the payment of consideration in excess of our carrying value, and the write off of unamortized debt issuance costs on the extinguished portion of the debt.

Refer to "Explanation and reconciliation of our use of Non-GAAP financial measures" below to understand how these items impact our evaluation of our core financial performance.

MORTGAGE INSURANCE EARNINGS AND CASH FLOW CYCLE

In general, the majority of any underwriting profit that a book generates occurs in the early years of the book, with the largest portion of any underwriting profit realized in the first year following the year the book was written. Subsequent years of a book may result in either underwriting profit or underwriting losses. This pattern of results typically occurs because relatively few of the incurred losses on delinquencies that a book will ultimately experience typically occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as the number of insured loans decreases (primarily due to loan prepayments) and increasing losses. The typical pattern is also a function of premium rates generally resetting to lower levels after ten years. The state of the economy, local housing markets and various other factors may result in delinquencies not following the typical pattern.

CYBERSECURITY

As part of our business, we maintain large amounts of confidential and proprietary information both on our own servers and those of cloud computing services. This includes personal information of consumers and our employees. Personal information is subject to an increasing number of federal and state laws and regulations regarding privacy and data security, as well as contractual commitments. Any failure or perceived failure by us, or by the vendors with whom we share this information, to comply with such obligations may result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties or customer dissatisfaction.

All information technology systems are potentially vulnerable to damage or interruption from a variety of sources, including by cyber attacks, such as those involving ransomware. We regularly defend against threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. Threats have the potential to jeopardize the information processed and stored in, and transmitted through, our computer systems and networks and otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties or customer dissatisfaction. We could be similarly affected by threats against our vendors and/or third-parties with whom we share information.

Globally, attacks are expected to continue accelerating in both frequency and sophistication with increasing use by actors of tools and techniques that may hinder the Company's ability to identify, investigate and recover from incidents. Such attacks may also increase as a result of retaliation by threat actors against actions taken by the U.S. and other countries in connection with wars and other global events. The Company operates under a hybrid workforce model and such model may be more vulnerable to security breaches.

While we have information security policies and systems in place to secure our information technology systems and to prevent unauthorized access to or disclosure of sensitive information, there can be no assurance with respect to our systems and those of our third-party vendors that unauthorized access to the systems or disclosure of the sensitive information, either through the actions of third parties or employees, will not occur. Due to our reliance on information technology systems, including ours and those of our customers and third-

party service providers, and to the sensitivity of the information that we maintain, unauthorized access to the systems or disclosure of the information could adversely affect our reputation, severely disrupt our operations, result in a loss of business and expose us to material claims for damages and may require that we provide free credit monitoring services to individuals affected by a security breach.

Should we experience an unauthorized disclosure of information or a cyber attack, including those involving ransomware, some of the costs we incur may not be recoverable through insurance, or legal or other processes, and this may have a material adverse effect on our results of operations.

For additional information about our IT systems and cybersecurity, see our risk factor titled *"Information technology system failures or interruptions may materially impact our operations and adversely affect our financial results*" and "*We could be materially adversely affected by a cyber security breach or failure of information security controls.*" in Risk Factors.

EXPLANATION AND RECONCILIATION OF OUR USE OF NON-GAAP FINANCIAL MEASURES

NON-GAAP FINANCIAL MEASURES

We believe that use of the Non-GAAP measures of adjusted pre-tax operating income (loss), adjusted net operating income (loss) and adjusted net operating income (loss) per diluted share facilitate the evaluation of the company's core financial performance thereby providing relevant information to investors. These measures are not recognized in accordance with GAAP and should not be viewed as alternatives to GAAP measures of performance.

Adjusted pre-tax operating income (loss) is defined as GAAP income (loss) before tax, excluding the effects of net realized investment gains (losses), gain and losses on debt extinguishment, and infrequent or unusual non-operating items where applicable.

Adjusted net operating income (loss) is defined as GAAP net income (loss) excluding the after-tax effects of net realized investment gains (losses), gain and losses on debt extinguishment, and infrequent or unusual non-operating items where applicable. The amounts of adjustments to components of pre-tax operating income (loss) are tax effected using a federal statutory tax rate of 21%.

Adjusted net operating income (loss) per diluted share is calculated in a manner consistent with the accounting standard regarding earnings per share by dividing (i) adjusted net operating income (loss) after making adjustments for interest expense on convertible debt, whenever the impact is dilutive by (ii) diluted weighted average common shares outstanding, which reflects share dilution from unvested restricted stock units and from convertible debt when dilutive under the "if-converted" method.

Although adjusted pre-tax operating income (loss) and adjusted net operating income (loss) exclude certain items that have occurred in the past and are expected to occur in the future, the excluded items represent items that are: (1) not viewed as part of the operating performance of our primary activities; or (2) impacted by both discretionary and other economic or regulatory factors and are not necessarily indicative of operating trends, or both. These adjustments, along with the reasons for their treatment, are described below. Trends in the profitability of our fundamental operating activities can be more clearly identified without the fluctuations of these adjustments. Other companies may calculate these measures differently. Therefore, their measures may not be comparable to those used by us.

(1) *Net realized investment gains (losses).* The recognition of net realized investment gains or losses can vary significantly across periods as the timing of individual securities sales is highly discretionary and is influenced by such factors as market opportunities, our tax and capital profile, and overall market cycles.

(2) *Gains and losses on debt extinguishment.* Gains and losses on debt extinguishment result from discretionary activities that are undertaken to enhance our capital position, improve our debt profile, and/or reduce potential dilution from our outstanding convertible debt.

(3) *Infrequent or unusual non-operating items.* Items that are non-recurring in nature and are not part of our primary operating activities.

Non-GAAP reconciliations

Reconciliation of Income before tax / Net income to Adjusted pre-tax operating income / Adjusted net operating income:

| | Years Ended December 31, | | | | | |
| | **2023** | | | 2022 | | |
(in thousands)	**Pre-tax**	**Tax Effect**	**Net (after-tax)**	Pre-tax	Tax Effect	Net (after-tax)
Income before tax / Net income	$ 902,229	$ 189,280	$ 712,949	1,090,034	224,685	865,349
Adjustments:						
Net realized investment (gains) losses	14,549	3,055	11,494	9,745	2,046	7,699
Loss on debt extinguishment	—	—	—	40,199	8,442	31,757
Adjusted pre-tax operating income / Adjusted net operating income	$ 916,778	$ 192,335	$ 724,443	$1,139,978	$ 235,173	$ 904,805

Reconciliation of Net income per diluted share to Adjusted net operating income per diluted share:

Weighted average diluted shares outstanding	**287,155**	311,229
Net income per diluted share	$ **2.49**	$ 2.79
Net realized investment (gains) losses	**0.04**	0.02
Loss on debt extinguishment	**—**	0.10
Adjusted net operating income per diluted share	$ **2.53**	$ 2.91

MORTGAGE INSURANCE PORTFOLIO

MORTGAGE ORIGINATIONS

Our NIW is affected by the total mortgage originations, the percentage of total mortgage originations using PMI, and our market share within the PMI industry.

The total amount of mortgage originations is generally influenced by the level of new and existing home sales, interest rates, the percentage of homes purchased for cash, and the level of refinance activity. PMI market share of total mortgage originations is influenced by the mix of purchase and refinance originations. PMI market share is also impacted by the market share of total originations of the FHA, VA, USDA, and other alternatives to mortgage insurance, including GSE programs that may reduce or eliminate the demand for mortgage insurance.

Total mortgage originations in 2023, as compared to 2022, reflects higher interest rates and home prices, contributing to a decrease in home purchase activity in 2023. Total mortgage originations are forecasted to be higher in 2024, in comparison to 2023. Both purchase and refinance markets are forecasted to increase in 2024 when compared to estimates for 2023.



Mortgage originations
(in billions)

E - Estimated, F- Forecast

Source: Fannie Mae and MBA estimates/forecasts as of January 2024. Amounts represent the average of all sources.

The total estimated mortgage insurance volume is shown below.

Estimated total of PMI, FHA, USDA, and VA primary mortgage insurance

(in billions)	Year Ended December 31, 2023	Year Ended December 31, 2022
Primary mortgage insurance	$643	$858

Source: *Inside Mortgage Finance* - February 15, 2024 or SEC filings.

MORTGAGE INSURANCE INDUSTRY

We compete against five other private mortgage insurers, as well as government mortgage insurance programs, including those offered by the FHA, VA, and USDA. Refer to "Overview - Business Environment - Competition" for a discussion of our competitive position.

PMI's market share is primarily impacted by competition from government mortgage insurance programs. The PMI industry's market share in 2023 decreased compared to the market share in 2022.

Estimated primary MI market share

(% of total primary MI volume)	Year Ended December 31, 2023	Year Ended December 31, 2022
PMI	44.1%	47.2%
FHA	33.2%	26.7%
VA	21.5%	24.5%
USDA	1.2%	1.6%

Source: *Inside Mortgage Finance* - February 15, 2024 or SEC filings.

MGIC's estimated market share within the PMI industry is shown in the table below. Our risk-based pricing engine, MiQ, allows for frequent granular pricing changes including those to address our view of emerging and evolving market conditions and risk. Additional discussion of the competitive landscape of the industry refer to "Overview - Business Environment - Competition" and additional discussion of pricing practices refer to "Overview - Business Environment - Pricing Practices"

Estimated MGIC market share

(% of total primary private MI volume)	Year Ended December 31, 2023	Year Ended December 31, 2022
MGIC	16.3%	18.9%

Source: *Inside Mortgage Finance* - February 15, 2024 or SEC filings.

NEW INSURANCE WRITTEN

The following tables provide information about loan characteristics associated with our NIW.

The percentage of our NIW with DTI ratios over 45% and LTVs over 95% will fluctuate based on the mortgage conditions that could include the percentage of NIW from purchase transactions, changes in home prices, changes in mortgage rates, and GSE activities.

Primary NIW by FICO score

	Years Ended December 31,	
(% of primary NIW)	2023	2022
760 and greater	49.9 %	43.1 %
740 - 759	18.3 %	18.5 %
720 - 739	13.4 %	14.9 %
700 - 719	9.0 %	10.9 %
680 - 699	5.2 %	7.3 %
660 - 679	2.8 %	3.3 %
640 - 659	1.0 %	1.3 %
639 and less	0.4 %	0.7 %
Total	100 %	100 %

Primary NIW by loan-to-value

	Years Ended December 31,	
(% of primary NIW)	2023	2022
95.01% and above	12.2 %	12.3 %
90.01% to 95.00%	45.5 %	49.3 %
85.01% to 90.00%	30.8 %	28.0 %
80.01% to 85%	11.5 %	10.4 %
Total	100 %	100 %

Primary NIW by debt-to-income ratio

(% of primary NIW)	Years Ended December 31,	
	2023	2022
45.01% and above	**26.4 %**	21.3 %
38.01% to 45.00%	**32.3 %**	32.3 %
38.00% and below	**41.3 %**	46.4 %
Total	**100 %**	100 %

Primary NIW by policy payment type

(% of primary NIW)	Years Ended December 31,	
	2023	2022
Monthly premiums	**96.0 %**	95.7 %
Single premiums	**4.0 %**	4.3 %
Annual Premiums	**— %**	— %

Primary NIW by type of mortgage

(% of primary NIW)	Years Ended December 31,	
	2023	2022
Purchases	**98.2 %**	97.4 %
Refinances	**1.8 %**	2.6 %

We consider a variety of loan characteristics when accessing the risk of a loan. The following tables provides information about loans with one or more of the following characteristics associated with our NIW: LTV ratios greater than 95%, mortgages with borrowers having FICO scores below 680, including those with borrowers having FICO scores of 620-679, and mortgages with borrowers having DTI ratios greater than 45%, each attribute as determined at the time of loan origination.

Primary NIW by number of attributes discussed above

(% of primary NIW)	Years Ended December 31,	
	2023	2022
One	**34.3 %**	31.5 %
Two or More	**4.2 %**	3.6 %

IIF AND RIF

Our IIF was flat in 2023, compared to 2022. Our IIF increased 7.6% in 2022 as NIW was partially offset by cancellations. Cancellation activity is impacted by refinancing activity, policies cancelled when borrowers achieve the required amount of home equity, and cancellations due to claim payment. Refinancing activity has historically been affected by the level of mortgage interest rates and the level of home price appreciation. Cancellations generally move inversely to the change in the direction of interest rates, although they generally lag a change in direction.

Annual Persistency. Our annual persistency at December 31, 2023 was 86.1% compared to 82.2% at December 31, 2022. Since 2018, our annual persistency ranged from a high of 86.3% at September 30, 2023 to a low of 60.7% at March 31, 2021. Our persistency rate is primarily affected by the level of current mortgage interest rates compared to the mortgage coupon rates on our IIF, which affects the vulnerability of the IIF to refinancing; and the current amount of equity that borrowers have in the homes underlying our IIF.

Insurance in force and risk in force

($ in billions)	Years Ended December 31,			
	2023		2022	
NIW	$	**46.1**	$	76.4
Cancellations		**(47.9)**		(55.5)
Increase (decrease) in primary IIF	$	**(1.8)**	$	20.9
Direct primary IIF as of December 31,	$	**293.5**	$	295.3
Direct primary RIF as of December 31,	$	**77.2**	$	76.5

CREDIT PROFILE OF OUR PRIMARY RIF

Our 2009 and later books possess significantly improved risk characteristics when compared to our 2005-2008 books. Modification and refinance programs, such as HAMP and HARP, which expired at the end of 2016 and 2018, respectively, but have been replaced by other GSE modification programs, make outstanding loans more affordable to borrowers with the goal of reducing the number of foreclosures. As of December 31, 2023, modifications accounted for approximately 3.6% of our total primary RIF, compared to 4.2% at December 31, 2022. Loans associated with 87.3% of all our modifications were current as of December 31, 2023. For additional information on the composition of our primary RIF see "Business - Our Products and Services" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2023.

The composition of our primary RIF by policy year as of December 31, 2023 and 2022 is shown below:

Primary risk in force

($ in millions)	December 31, 2023	December 31, 2022
2004 and prior	**347**	411
2005 - 2008	**2,634**	3,083
2009 - 2019	**9,372**	12,090
2020	**13,202**	16,204
2021	**22,814**	26,004
2022	**17,604**	18,680
2023	**11,197**	—
Total	**77,170**	76,472

POOL AND OTHER INSURANCE

MGIC has written no new pool insurance since 2008, however, for a variety of reasons, including responding to capital market alternatives to private mortgage insurance and customer demands, MGIC may write pool risk in the future. Our direct pool RIF was $256 million ($186 million on pool policies with aggregate loss limits and $70 million on pool policies without aggregate loss limits) at December 31, 2023 compared to $276 million ($196 million on pool policies with aggregate loss limits and $80 million on pool policies without aggregate loss limits) at December 31, 2022. If claim payments associated with a specific pool reach the aggregate loss limit, the remaining IIF within the pool would be cancelled and any remaining defaults under the pool would be removed from our default inventory.

In connection with the GSEs' CRT programs, an insurance subsidiary of MGIC provides insurance and reinsurance covering portions of the credit risk related to certain reference pools of mortgages acquired by the GSEs. Our RIF, as reported to us, related to these programs was approximately $310 million and $226 million as of December 31, 2023 and December 31, 2022, respectively.

CONSOLIDATED RESULTS OF OPERATIONS

The following section of the MD&A provides a comparative discussion of our Consolidated Results of Operations for the two-year period ended December 31, 2023. For a discussion of the Critical Accounting Estimates used by us that affect the Consolidated Results of Operations, see "Critical Accounting Estimates" below.

REVENUES

Revenues

		Year Ended December 31,		
(In millions)		**2023**	2022	% Change
Net premiums written	$	**915.0**	$ 960.7	(5)
Net premiums earned	$	**952.6**	$ 1,007.1	(5)
Investment income, net of expenses		**214.7**	167.5	28
Net gains (losses) on investments and other financial instruments		**(14.1)**	(7.5)	88
Other revenue		**2.0**	5.6	(64)
Total revenues [1]	$	**1,155.1**	$ 1,172.8	(2)

[1] May not foot due to rounding

NET PREMIUMS WRITTEN AND EARNED

Net premiums written and earned decreased 5% in 2023 compared with the prior year. The decrease in premiums written and earned in 2023 compared to the prior year is primarily due to an increase in ceded premiums that was the result of a decrease in the profit commission earned on our QSR Transactions.

Premium yields

Premium yield is net premiums earned divided by average IIF during the year and is influenced by a number of key drivers, which have a varying impact from period to period. The following table provides information related to our premium yield for 2023, and 2022.

Premium Yield

		Year Ended December 31,	
(in basis points)		**2023**	2022
In force portfolio yield	(1)	**38.5**	39.4
Premium refunds		**(0.1)**	0.1
Accelerated earnings on single premium policies		**0.4**	1.0
Total direct premium yield		**38.8**	40.5
Ceded premiums earned, net of profit commission and assumed premiums	(2)	**(6.5)**	(5.2)
Net premium yield		**32.3**	35.3

(1) Total direct premiums earned, excluding premium refunds and accelerated premiums from single premium policy cancellations divided by average primary insurance in force.

(2) Ceded premiums for reinsurance cancellation activities decreased the premium yield by 0.5 bps in 2023 and 0.1 bps in 2022. Assumed premiums include those from our participation in GSE CRT programs, of which the impact on the net premium yield was 0.4 bps in 2023 and 0.3 bps in 2022.

Changes in the net premium yields when compared to the respective prior year periods reflect the following:

In force Portfolio Yield

→ A larger percentage of our IIF from book years with lower premium rates due to a decline in premium rates in recent years resulting from pricing competition, an in force book with lower risk characteristics, lower required capital, the availability of reinsurance, and certain policies undergoing premium rate resets on their ten-year anniversaries.

Premium Refunds

→ Premium refunds are primarily driven by claim activity and our estimate of refundable premiums on our delinquency inventory. The low level of claims received have resulted in a lower level of premium refunds. Our estimate of refundable premium on our delinquency inventory fluctuates with changes in our delinquency inventory and our estimate of the number of loans in our delinquency inventory that will result in a claim.

Accelerated earnings on single premium policies

→ The lower level of refinance transactions have reduced the benefit from accelerated earned premium from cancellation of single premium policies prior to their estimated policy life.

Ceded premiums earned, net of profit commission and assumed premiums

→ Ceded premiums earned, net of profit commission adversely impact our net premium yield. Ceded premiums earned, net of profit commission, are associated with the QSR Transactions and the XOL Transactions. Assumed premiums consists primarily of premiums from GSE CRT programs. See "Reinsurance Transactions" below for further discussion on our reinsurance transactions.

As discussed in our Risk Factor titled "Competition or changes in our relationships with our customers could reduce our revenues, reduce our premium yields and/or increase our losses," the private mortgage insurance industry is highly competitive and premium rates have declined over the past several years. With the smaller origination market, higher persistency rate, and continued high credit quality for NIW expected in 2024, we expect our in force portfolio premium yield to remain relatively flat during 2024.

See "Overview – Factors Affecting Our Results" above for additional factors that also influence the amount of net premiums written and earned in a year.

REINSURANCE TRANSACTIONS

Quota Share Reinsurance

Our quota share reinsurance affects various lines of our statements of operations and therefore we believe it should be analyzed by reviewing its total effect on our pre-tax income, as described below.

→ We cede a fixed percentage of premiums earned and received on insurance covered by the transactions.

→ We receive the benefit of a profit commission through a reduction in the premiums we cede. The profit commission varies inversely with the level of losses incurred on a "dollar for dollar" basis and can be eliminated at loss levels higher than what we have experienced. As a result, lower levels of ceded losses incurred result in less benefit from ceded losses incurred, and a higher profit commission; higher levels of ceded losses incurred result in more benefit from ceded losses incurred and a lower profit commission (or for certain levels of accident year loss ratios, its elimination).

→ We receive the benefit of a ceding commission through a reduction in underwriting expenses equal to 20% of premiums ceded (before the effect of the profit commission).

→ We cede a fixed percentage of losses incurred on insurance covered by the transactions.

The following table provides information related to our QSR Transactions for 2023 and 2022.

Quota share reinsurance

(Dollars in thousands)	As of and For the Years Ended December 31,	
	2023	2022
Statements of operations:		
Ceded premiums written and earned, net of profit commission	$ **123,955**	$ 86,435
% of direct premiums written	**11 %**	8 %
% of direct premiums earned	**11 %**	7 %
Profit commission	**133,145**	176,084
Ceding commissions	**50,397**	52,071
Ceded losses incurred	**15,623**	(19,837)
Mortgage insurance portfolio:		
Ceded RIF (in millions)		
2020 QSR	**—**	3,902
2021 QSR	**6,060**	6,809
2022 QSR	**4,693**	5,027
2023 QSR	**2,391**	—
Credit Union QSR	**2,608**	2,261
Total ceded RIF	$ **15,752**	$ 17,999

Ceded premiums written, and earned net of profit commission increased in 2023 when compared with the prior year primarily due to a decrease in the profit commission, which increases ceded premiums written and earned. The decrease in profit commission was driven by the increase in losses incurred. Ceded losses incurred are impacted by the delinquencies covered by our QSR Transactions, our estimates of payments that will be ultimately made on those delinquencies, and claim payments covered by our QSR Transactions.

We terminated our 2020 QSR Transactions effective December 31, 2023 and incurred an early termination fee of $5 million. We terminated our 2015 and 2019 QSR Transactions effective December 31, 2022 and incurred an early termination fee of $2 million on our 2019 QSR Transaction.

Covered Risk

The percentages of our NIW, new risk written, IIF, and RIF subject to our QSR Transactions as shown in the following table will vary from period to period in part due to the mix of our risk written during the period and the number of active QSR Transactions.

Quota share reinsurance

	As of and For the Years Ended December 31,	
	2023	2022
NIW subject to QSR Transactions	**86.8 %**	87.4 %
New Risk Written subject to QSR Transactions	**92.8 %**	93.0 %
IIF subject to QSR Transactions	**60.4 %**	67.9 %
RIF subject to QSR Transactions	**64.2 %**	73.0 %

The decrease in IIF and RIF subject to QSR Transactions was primarily due to the termination of our 2020 QSR Transaction at December 31, 2023.

2024 QSR Transaction
We executed a 30% QSR Transaction with a group of unaffiliated reinsurers covering most of our new insurance written in 2024.

Excess of Loss Reinsurance

We have excess of loss reinsurance ("XOL Transactions") with panels of unaffiliated reinsurers executed through the traditional reinsurance market ("Traditional XOL Transaction") and with unaffiliated special purpose insurers ("Home Re Transactions").

For policies covered by our Traditional XOL Transactions, we retain the first layer of the aggregate losses paid, and the reinsurers will then provide second layer coverage up to the outstanding reinsurance coverage amount. We retain losses paid in excess of the outstanding reinsurance coverage amount. The reinsurance coverage is subject to adjustment based on the risk characteristics of the covered loans until the initial excess of loss reinsurance coverage layer has been finalized. The 2022 Traditional XOL Transaction provides $142.6 million of reinsurance coverage on eligible NIW in 2022. The 2023 Traditional XOL Transaction provides $96.9 million of reinsurance coverage on eligible NIW in 2023.

The Home Re Transactions are executed through the issuance of insurance linked notes ("ILNs"). At December 31, 2023 our Home Re Transactions provided $1.2 billion of loss coverage on a portfolio of policies having an in force date from July 1, 2016 through March 31, 2019, from January 1, 2020 through December 31, 2021,and from June 1, 2022 through August 31, 2023; all dates inclusive. For this reinsurance coverage, we retain the first layer of the respective aggregate losses paid, and a Home Re Entity will then provide second layer coverage up to the outstanding reinsurance amount.

The current attachment, current detachment, and PMIERs required asset credit for each of our XOL Transactions as of December 31, 2023, are as follows:

($ In thousands)	Initial Attachment % [1]	Initial Detachment % [2]	Current Attachment % [1]	Current Detachment % [2]	PMIERs Required Asset Credit
Home Re 2018-1	2.25%	6.50%	15.18%	21.62%	$ —
Home Re 2019-1	2.50%	6.75%	17.82%	38.12%	—
Home Re 2020-1	3.00%	7.50%	7.71%	8.75%	—
Home Re 2021-1	2.25%	6.50%	4.08%	7.58%	91,947
Home Re 2021-2	2.10%	6.50%	3.12%	7.30%	157,706
Home Re 2022-1	2.75%	6.75%	3.29%	7.55%	340,870
Home Re 2023-1	3.00%	6.75%	3.08%	6.92%	330,277
2022 Traditional XOL	2.60%	7.10%	2.79%	7.61%	137,507
2023 Traditional XOL	2.91%	6.91%	2.91%	6.91%	93,278

(1) The percentage represents the cumulative losses as a percentage of adjusted risk in force that MGIC retains prior to the XOL taking losses.

(2) The percentage represents the cumulative losses as a percentage of adjusted risk in force that must be reached before MGIC begins absorbing losses after the XOL layer

In October, 2023 Home Re 2019-1 Ltd., Home Re 2021-1 Ltd., and Home Re 2021-2 Ltd completed tender offers for certain tranches of the mortgage insurance-linked notes that supported the reinsurance agreements with MGIC. The tender offer resulted in the reduction in the insurance-linked notes of $187.1 million for the Home Re 2019-1 Ltd, $91.1 million for the Home Re 2021-1 Ltd., and $106.7 million for the Home Re 2021-2 Ltd. The reinsurance coverage corresponding to the tendered notes was terminated. MGIC incurred approximately $8.0 million of additional ceded premium in the fourth quarter associated with the tender premiums and associated expenses.

We ceded premiums on our XOL Transactions of $78.9 million and $69.9 million for the years ended December 31, 2023 and 2022, respectively.

See Note 9 - "Reinsurance," to our consolidated financial statements for additional discussion of our XOL Transactions.

INVESTMENT INCOME, NET

Net investment income increased 28% to $214.7 million in 2023 compared to $167.5 million in 2022. The increase in net investment income was primarily due to an increase of approximately 80 basis points in average investment yields.

See "Balance Sheet Review" in this MD&A for further discussion regarding our investment portfolio.

LOSSES AND EXPENSES

(In millions)	Year Ended December 31,		% Change
	2023	2022	
Losses incurred, net	$ **(20.9)**	$ (254.6)	(92)
Amortization of deferred policy acquisition costs	**10.8**	12.4	(13)
Other underwriting and operating expenses, net	**226.0**	236.7	(5)
Loss on debt extinguishment	**—**	40.2	(100)
Interest expense	**36.9**	48.1	(23)
Total losses and expenses [1]	$ **252.9**	$ 82.8	206

[1] May not foot due to rounding

LOSSES INCURRED, NET

As discussed in "Critical Accounting Estimates" below and consistent with industry practices, we establish case loss reserves for future claims on delinquent loans that were reported to us as two payments past due and have not become current or resulted in a claim payment. Such loans are referred to as being in our delinquency inventory. Case loss reserves are established based on estimating the number of loans in our delinquency inventory that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity.

IBNR reserves are established for estimated losses from delinquencies we estimate have occurred prior to the close of an accounting period, but have not yet been reported to us. IBNR reserves are also established using estimated claim rates and claim severities.

Estimation of losses is inherently judgmental. Even in a stable environment, changes to our estimates could result in a material impact to our consolidated results of operations and financial position. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy, including unemployment, and the current and future strength of local housing markets; exposure on insured loans; the amount of time between delinquency and claim filing (all else being equal, the longer the period between delinquency and claim filing, the greater the severity); and curtailments and rescissions. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, the impact of past and future government initiatives and actions taken by the GSEs (including mortgage forbearance programs and foreclosure moratoriums), and a drop in housing values which may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. Loss reserves in future periods will also be dependent on the number of loans reported to us as delinquent.

Prior to the COVID-19 pandemic, losses followed a seasonal trend in which the second half of the year has weaker credit performance than the first half, with higher new notice activity and a lower cure rate. The state of the economy, local housing markets and various other factors, may result in delinquencies not following the typical pattern.

For information on how pandemics and other disasters could affect losses incurred, net see our Risk Factors titled "Pandemics, hurricanes and other disasters may impact our incurred losses, the amount and timing of paid claims, our inventory of notices of default and our Minimum Required Assets under PMIERs". As discussed in our Risk Factor titled "Because we establish loss reserves only upon a loan delinquency rather than based on estimates of our ultimate losses on risk in force, losses may have a disproportionate adverse effect on our earnings in certain periods" if we have not received a notice of delinquency with respect to a loan and if we have not estimated the loan to be delinquent as of December 31, 2023, through our IBNR reserve, then we have not yet recorded an incurred loss with respect to that loan.

Losses incurred, net increased to $(20.9) million compared to $(254.6) million in 2022. While new delinquency notices added $187.7 million to losses incurred in 2023, our re-estimation of loss reserves on previously received delinquency notices resulted in favorable development of approximately $208.5 million. In 2022, new delinquency notices added $149.6 million to losses incurred, offset by our re-estimation of loss reserves on previously received delinquency notices resulted in $404.1 million of favorable loss development. The favorable development for both periods primarily resulted from a decrease in the expected claim rate on previously

received delinquencies. Home price appreciation experienced in recent years has allowed some borrowers to cure their delinquencies through the sale of their property.

See "New notice claim rate" and "Claims severity" below for additional factors and trends that impact these loss reserve assumptions.

Composition of losses incurred

	Year Ended December 31,	
(In millions)	**2023**	2022
Current year / New notices	$ **187.7**	$ 149.6
Prior year reserve development	**(208.5)**	(404.1)
Losses incurred, net [1]	$ **(20.9)**	$ (254.6)

[1] May not foot due to rounding

Loss ratio

The loss ratio is the ratio, expressed as a percentage, of the sum of losses incurred, net to net premiums earned. The increase in the loss ratio in 2023 when compared to 2022 was primarily due to a increase in losses incurred as discussed above.

	Year Ended December 31,	
	2023	2022
Loss ratio	**(2.2)%**	(25.3)%

New notice claim rate

The table below presents our new delinquency notices received, delinquency inventory, and the average number of missed payments for the loans in our delinquency inventory by policy year:

New notices and delinquency inventory during the period

December 31, 2023

Policy Year	New Delinquency Notices Received in the Year Ended	Delinquency Inventory	Avg. Number of Missed Payments of Delinquency Inventory
2004 and prior	3,392	2,072	18
2005-2008	10,807	7,008	17
2009-2015	2,607	1,414	11
2016	1,824	954	9
2017	2,518	1,365	9
2018	3,118	1,750	8
2019	3,080	1,550	7
2020	5,028	2,383	6
2021	8,754	4,237	5
2022	5,150	2,605	5
2023	547	312	3
Total	**46,825**	**25,650**	**11**
Claim rate on new notices [1]	**7.5 %**		

December 31, 2022

Policy Year	New Delinquency Notices Received in the Year Ended	Delinquency Inventory	Avg. Number of Missed Payments of Delinquency Inventory
2004 and prior	3,695	2,471	18
2005-2008	11,702	8,317	19
2009-2015	3,115	2,017	12
2016	2,090	1,249	10
2017	2,797	1,719	10
2018	3,289	2,060	9
2019	3,199	1,823	9
2020	5,067	2,558	7
2021	6,656	3,307	5
2022	1,378	866	3
Total	**42,988**	**26,387**	**12**
Claim rate on new notices [1]	**7.5 %**		

(1) Claim rate is the respective full year weighted average rate.

Claims severity

Factors that impact claim severity include:

➔ economic conditions at that time, including home prices compared to home prices at the time of placement of coverage

➔ exposure on the loan, which is the unpaid principal balance of the loan times our insurance coverage percentage,

➔ length of time between delinquency and claim filing (which impacts the amount of interest and expenses, with a longer period between default and claim filing generally increasing severity), and

➔ curtailments.

As discussed in Note 8 - "Loss Reserves," our loss reserves estimates take into consideration trends over time, because the development of the delinquencies may vary from period to period without establishing a meaningful trend. An increase in third party property sales, prior to claim settlement has resulted in a decrease in the average

claim paid and the average claim paid as a percentage of exposure in recent years. With the onset of the COVID-19 pandemic, the level of claims received decreased. Claim activity and the average claims paid as a percentage of exposure has not yet returned to pre-COVID-19 levels. The magnitude and timing of the increases are uncertain.

The majority of loans insured prior to 2014 (which represent 37% of the loans in the delinquency inventory) are covered by master policy terms that, except under certain circumstances, do not limit the number of years that an insured can include interest when filing a claim. Under our current master policy terms, an insured can include accumulated interest when filing a claim only for the first three years the loan is delinquent. In each case, the insured must comply with its obligations under the terms of the applicable master policy.

Claims severity trend

Period	Average exposure on claim paid	Average claim paid	% Paid to exposure	Average number of missed payments at claim received date
Q4 2023	**$ 49,720**	**$ 31,141**	**62.6 %**	**40**
Q3 2023	43,271	28,538	66.0 %	41
Q2 2023	40,013	29,803	74.5 %	43
Q1 2023	37,412	28,227	75.4 %	42
Q4 2022	38,903	28,492	73.2 %	41
Q3 2022	37,625	23,461	62.4 %	46
Q2 2022	44,106	27,374	62.1 %	41
Q1 2022	38,009	27,662	72.8 %	45

Note: Table excludes material settlements. Settlements include amounts paid in settlement of disputes for claims paying practices and/or commutations of policies.

See Note 8 – "Loss Reserves" to our consolidated financial statements and "Critical Accounting Estimates" below for a discussion of our losses incurred and claims paying practices (including curtailments).

The length of time a loan is in the delinquency inventory can differ from the number of payments that the borrower has not made or is considered delinquent. These differences typically result from a borrower making monthly payments that do not result in the loan becoming fully current. Generally, a defaulted loan with more missed payments is more likely to result in a claim. The number of payments that a borrower is delinquent is shown in the following table.

Primary delinquent inventory - number of payments delinquent

	2023	2022
3 payments or less	**12,665**	11,484
4 - 11 payments	**8,064**	8,026
12 payments or more [1]	**4,921**	6,877
Total	**25,650**	26,387
3 payments or less	**50 %**	44 %
4 - 11 payments	**31 %**	30 %
12 payments or more	**19 %**	26 %
Total	**100 %**	100 %

[1] Approximately 34% and 28% of the loans in the primary delinquency inventory with 12 payments or more delinquent have at least 36 payments delinquent as of December 31, 2023, and 2022, respectively.

NET LOSSES AND LAE PAID

Net losses and LAE paid in 2023 were consistent with 2022. Our claims paid activity slowed at the start of the COVID-19 pandemic primarily due to forbearance and foreclosure moratoriums put in place, and it has not yet appreciably increased from those suppressed levels. Home price appreciation experienced in recent years has allowed some borrowers to cure their delinquencies through the sale of their property. In addition, an increase in third party property sales prior to claim settlement has resulted in a decrease in the average claim paid on the claims we do receive. We expect net losses and LAE paid to increase, however, the magnitude and timing of the increases are uncertain.

The table below presents our net losses and LAE paid for 2023 and 2022.

Net losses and LAE paid

(in millions)		2023		2022
Total primary (excluding settlements)	$	39	$	35
NPL settlements		1		8
Pool		—		—
Direct losses paid		40		43
Reinsurance		(1)		(1)
Net losses paid		39		42
LAE		7		8
Net losses and LAE paid before terminations		46		50
Reinsurance terminations [1]		(9)		(18)
Net losses and LAE paid	$	37	$	32
Average claim paid [2]	$	29,405	$	26,715

[1] See Note 9 - "Reinsurance" for additional information on our reinsurance terminations
[2] Excludes amounts paid in NPL settlements

The primary average claim paid can vary materially from period to period based upon a variety of factors, including the local market conditions, average loan amount, average coverage percentage, the amount of time between delinquency and claim filing, and our loss mitigation efforts on loans for which claims are paid.

The primary average RIF on delinquent loans as of December 31, 2023 and 2022 and for the top 5 jurisdictions (based on December 31, 2023 delinquency inventory) appears in the following table.

Primary average RIF - delinquent loans

		2023		2022
Florida	$	63,885	$	59,903
Texas		59,841		53,743
Illinois		44,562		42,431
Pennsylvania		44,263		42,178
California		102,145		95,153
All other jurisdictions		54,723		51,375
Total all jurisdictions	$	57,143	$	53,458

The primary average RIF on all loans was $67,705 and $64,784 at December 31, 2023 and December 31, 2022, respectively. The increase is primarily due to an increase in loans from recent years which generally have larger loan balances.

LOSS RESERVES

The gross reserves as of December 31, 2023, and 2022 appear in the table below.

Gross loss reserves

	December 31,					
	2023			2022		
Primary:						
Case reserves *(In millions)*	$	**448**		$	498	
IBNR and LAE		**54**			56	
Total primary direct loss reserves		**502**			554	
Ending delinquency inventory			**25,650**			26,387
Percentage of loans delinquent (default rate)			**2.25 %**			2.22 %
Average direct reserve per default			$ **19,562**			$ 20,994
Primary claims received inventory included in ending delinquency inventory			**302**			267
Other gross loss reserves [1] *(In millions)*		**3**			4	

[1]   Other gross loss reserves includes direct and assumed reserves that are not included within our primary loss reserves.

The primary delinquency inventory for the top 15 jurisdictions (based on December 31, 2023 delinquency inventory) at December 31, 2023, and 2022 appears in table the below.

Primary delinquency inventory by jurisdiction

	2023	2022
Florida *	**2,100**	2,414
Texas	**2,094**	1,935
Illinois *	**1,684**	1,640
Pennsylvania *	**1,433**	1,525
California	**1,354**	1,336
New York *	**1,342**	1,399
Ohio *	**1,246**	1,322
Michigan	**1,115**	965
Georgia	**955**	954
New Jersey *	**774**	841
North Carolina	**705**	753
Maryland	**680**	719
Indiana *	**645**	622
Minnesota	**566**	573
Virginia	**538**	582
All other jurisdictions	**8,419**	8,807
Total	**25,650**	26,387

Note: Asterisk denotes jurisdictions in the table above that predominately use a judicial foreclosure process, which generally increases the amount of time it takes for a foreclosure to be completed.

The primary delinquency inventory by policy year at December 31, 2023 and 2022 appears in the following table.

Primary delinquency inventory by policy year

	2023	2022
2004 and prior	2,072	2,471
2004 and prior %:	*8 %*	*9 %*
2005	1,289	1,438
2006	2,015	2,388
2007	3,029	3,680
2008	675	811
2005 - 2008 %	*27 %*	*32 %*
2009	37	51
2010	25	31
2011	25	43
2012	43	72
2013	158	243
2014	434	633
2015	692	944
2009 - 2015 %	*6 %*	*8 %*
2016	954	1,249
2017	1,365	1,719
2018	1,750	2,060
2019	1,550	1,823
2020	2,383	2,558
2021	4,237	3,307
2022	2,605	866
2023	312	—
2016 and later %:	*59 %*	*51 %*
Total	**25,650**	**26,387**

On our primary business, the highest claim frequency years have typically been the third and fourth year after loan origination. However, the pattern of claim frequency can be affected by many factors, including persistency and deteriorating economic conditions. Deteriorating economic conditions can result in increasing claims following a period of declining claims. As of December 31, 2023, 67% of our primary RIF was written subsequent to December 31, 2020, 84% of our primary RIF was written subsequent to December 31, 2019, and 89% of our primary RIF was written subsequent to December 31, 2018.

UNDERWRITING AND OTHER EXPENSES, NET

Underwriting and other expenses includes items such as employee compensation costs, fees for professional and consulting services, depreciation and maintenance expense, and premium taxes, and are reported net of ceding commissions.

Underwriting and other expenses, net for 2023 decreased to $226.0 million from $236.7 million in 2022. The decrease was primarily due to a decrease in expenses related to professional and consulting services and a decrease in expenses related to settlement accounting charges.

	Year Ended December 31,	
	2023	2022
Underwriting expense ratio	**25.5 %**	25.2 %

The underwriting expense ratio is the ratio, expressed as a percentage, of the underwriting and operating expenses, net and amortization of DAC of our combined insurance operations (which excludes underwriting and operating expenses of our non-insurance subsidiaries) to net premiums written. The underwriting expense ratio increased in 2023 compared with 2022 due to a decrease in net premiums written, partially offset by a decrease in underwriting and operating expenses, net.

LOSS ON DEBT EXTINGUISHMENT

In 2023, we did not record a loss on debt extinguishment. In 2022, we recorded a loss on debt extinguishment of $40.2 million, related to the repurchases of a portion our 9% Debentures, the redemption of our 5.75% Senior Notes, and the repayment of the outstanding principal balance of the FHLB Advance.

See Note 7 - "Debt" to our consolidated financial statements for a discussion of the 9% Debenture conversion in 2023.

INTEREST EXPENSE

Interest expense for 2023 was $36.9 million compared to $48.1 million for 2022. The decrease is due to the debt transactions discussed above.

INCOME TAX EXPENSE AND EFFECTIVE TAX RATE

Income tax provision and effective tax rate

(In thousands, except rate)	2023		2022	
Income before tax	$	902,229	$	1,090,034
Provision for income taxes	$	189,280	$	224,685
Effective tax rate		21.0 %		20.6 %

The decrease in our provision for income taxes for 2023 compared to 2022 was primarily due to a decrease in income before tax. Our effective tax rate for 2023 and 2022 approximated the federal statutory income tax rate of 21%.

See Note 12 – "Income Taxes" to our consolidated financial statements for a discussion of our tax position.

BALANCE SHEET REVIEW

The following sections focus on the assets and liabilities experiencing major developments in 2023.

Consolidated balance sheets - Assets

		As of December 31,		
(in thousands)	**2023**		2022	% Change
Investments	$	**5,738,734**	$ 5,424,688	6
Cash and cash equivalents		**363,666**	327,384	11
Reinsurance recoverable on loss reserves		**33,302**	28,240	18
Reinsurance recoverable on paid losses		**9,896**	18,081	(45)
Deferred incomes taxes, net		**79,782**	124,769	(36)
Other assets		**313,000**	290,631	8
Total Assets	$	**6,538,380**	$ 6,213,793	5

INVESTMENT PORTFOLIO

The investment portfolio increased to $5.7 billion as of December 31, 2023 (2022: $5.4 billion), primarily due to an increase in the fair value of our investment portfolio, offset by repurchases of our stock, and dividends paid to shareholders.

The return we generate on our investment portfolio is an important component of our consolidated financial results. Our investment portfolio primarily consists of a diverse mix of highly rated fixed income securities. The investment portfolio is designed to achieve the following objectives:

Operating Companies [1]	Holding Company
➔ Preserve PMIERs assets	➔ Provide liquidity with minimized realized loss
➔ Maximize total return with emphasis on book yield, subject to our other objectives	➔ Maintain highly liquid, low volatility assets
➔ Limit portfolio volatility	➔ Maintain high credit quality
➔ Duration 3.5 to 5.5 years	➔ Duration maximum of 2.5 years

[1] Primarily MGIC

To achieve our portfolio objectives, our asset allocation considers the risk and return parameters of the various asset classes in which we invest. This asset allocation is informed by, and based on, the following factors:

➔ economic and market outlooks;

➔ diversification effects;

➔ security duration;

➔ liquidity;

➔ capital considerations; and

➔ income tax rates.

The average duration and embedded investment yield of our investment portfolio as of December 31, 2023 and 2022 is shown in the following table.

Portfolio duration and embedded investment yield

	December 31,	
	2023	2022
Effective Duration (in years)	**3.8**	4.0
Pre-tax yield [1]	**3.7%**	3.0%
After-tax yield [1]	**3.0%**	2.5%

(1)   Embedded investment yield is calculated on a yield-to-worst basis.

The credit risk of a security is evaluated through analysis of the security's underlying fundamentals, including the issuer's sector, scale, profitability, debt coverage, and ratings. The investment policy guidelines limit the amount of our credit exposure to any one issue, issuer and type of instrument. The following table shows the security ratings of our fixed income investments as of December 31, 2023 and 2022.

Fixed income security ratings

% of fixed income securities at fair value

| Period | Security Ratings [1] | | | |
	AAA	AA	A	BBB
December 31, 2023	**12%**	**34%**	**35%**	**19%**
December 31, 2022	18%	28%	34%	20%

(1)   Ratings are provided by one or more of: Moody's, Standard & Poor's and Fitch Ratings. If three ratings are available, the middle rating is used, otherwise the lowest rating is used.

The decrease in fixed income securities with an AAA rating at December 31, 2023, was primarily from the downgrade of the United States government's credit rating to AA+ by Fitch in the third quarter.

Our investment portfolio was invested in comparable security types for the years ended December 31, 2023 and December 31, 2022. See Note 5 – "Investments" to our consolidated financial statements for additional disclosure on our investment portfolio.

Investments outlook

The Federal Open Market Committee ("FOMC") raised the federal funds rate four times throughout 2023 from 4.50% to 5.50% as it balanced maintaining a sufficiently restrictive monetary policy to return inflation to its long-run target, while also achieving its employment goals. In January, 2024, the FOMC held the federal funds rate at 5.25% to 5.50%. The FOMC acknowledged recent inflation data has demonstrated it is on a trajectory to return to their 2% inflation target, but rate cuts will not be warranted until the FOMC has greater confidence that inflation will remain sustainably at target and inflation risks are balanced with other economic risks. The forward curve, which currently includes several rate cuts this year indicates a shift toward a less restrictive FOMC policy through the end of 2024. The lagged effects of the FOMC's actions and other ongoing macroeconomic and geopolitical factors could create significant economic uncertainty and alter forward rate expectations, which may result in interest rate and credit spread volatility. Market volatility resulting from these factors, particularly the absolute level of rates and the rate of change, will continue to impact our investment valuations and returns.

The changes in unrealized investment gains and losses generally do not impact the management of our investment portfolio. We seek to manage our exposure to interest rate risk and volatility by maintaining a diverse mix of securities with an intermediate duration profile and generally hold fixed income investments until maturity. The quality of our fixed income portfolio remains very high and changes in unrealized gains and losses have little impact on our cash flows, statutory surplus, or other capital requirements.

While a higher interest rate environment may continue to adversely impact the fair values of existing fixed income investments, it presents an opportunity for continued investment into securities with yields in excess of the book yield on our portfolio. Increases in market-based portfolio yields are expected to result in higher net investment income in future periods. In addition to fixed income securities, we also hold cash and cash equivalents which yield returns that generally reflect the federal funds rate.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents increased to $363.7 million, as of December 31, 2023 (2022: $327.4 million), as net cash generated from operating activities was substantially used in financing activities.

REINSURANCE RECOVERABLE ON PAID LOSSES

Reinsurance recoverable on paid losses decreased to $9.9 million at December 31, 2023 (2022: $18.1 million). At December 31, 2023, the reinsurance recoverable on paid losses was primarily comprised of losses recoverable from reinsurers at the time of the termination of our 2020 QSR Transaction. At December 31, 2022 the reinsurance recoverable on paid losses was primarily composed of losses recoverable from reinsurers at the time of termination of the 2015 and 2019 QSR Transactions. Generally, in a reinsurance termination, amounts for any incurred but unpaid losses are due to us from the reinsurers.

DEFERRED INCOME TAXES

Our net deferred tax asset was $79.8 million and $124.8 million at December 31, 2023 and December 31, 2022, respectively. The decrease in our deferred income tax asset was primarily due to the tax effect on unrealized gains generated by the investment portfolio during 2023. We owned $848.6 million and $661.7 million of tax and loss bonds at December 31, 2023 and December 31, 2022, respectively. See Note 12 – "Income Taxes" to our consolidated financial statements for additional disclosure on the components of our deferred tax assets and liabilities.

Consolidated balance sheets - Liabilities and equity

	As of December 31,		
(In thousands)	2023	2022	% Change
Liabilities			
Loss reserves	$ 505,379	$ 557,988	(9)
Unearned premiums	157,779	195,289	(19)
Long-term debt	643,196	662,810	(3)
Other liabilities	160,009	154,966	3
Total Liabilities	$ 1,466,363	$ 1,571,053	(7)
Shareholders' equity			
Common stock	$ 371,353	$ 371,353	—
Paid-in capital	1,808,113	1,798,842	1
Treasury stock	(1,384,293)	(1,050,238)	32
AOCI, net of tax	(316,281)	(481,511)	(34)
Retained earnings	4,593,125	4,004,294	15
Total	$ 5,072,017	$ 4,642,740	9

LOSS RESERVES AND REINSURANCE RECOVERABLE ON LOSS RESERVES

Our loss reserves include estimates of losses and settlement expenses on (1) loans in our delinquency inventory (known as case reserves), (2) IBNR delinquencies, and (3) LAE. Our gross reserves are reduced by reinsurance recoverable on loss reserves to calculate a net reserve balance. Loss reserves decreased to $505.4 million as of December 31, 2023, from $558.0 million of December 31, 2022. Reinsurance recoverables on loss reserves were $33.3 million and $28.2 million as of December 31, 2023 and December 31, 2022, respectively. The decrease in loss reserves is primarily due to favorable development of $208.5 million on previously received delinquency notices, partially offset by loss reserves established on new delinquency notices. The reinsurance recoverable on loss reserves is impacted by the change in direct reserves and the percentage of our delinquency inventory covered by reinsurance transactions.

LONG-TERM DEBT

Our long-term debt decreased to $643.2 million as of December 31, 2023 from $662.8 million as of December 31, 2022. Under the terms of our 9% Debentures, we exercised our option to redeem the outstanding principal of $21.1 million. Prior to the redemption date, substantially all holders elected to convert into shares of our common stock. We elected to pay cash in lieu of issuing shares. See Note 7 - "Debt" to our consolidated financial statements for discussion of the 9% Debenture conversion in 2023.

UNEARNED PREMIUM

Our unearned premium decreased to $157.8 million as of December 31, 2023 from $195.3 million as of December 31, 2022 primarily due to the run-off of unearned premium on our existing portfolio of single premium policies, partially offset by new premium written on single premium policies.

SHAREHOLDER'S EQUITY

The increase in shareholders' equity is primarily due to net income and an increase in the fair value of our investment portfolio, partially offset by repurchases of our common stock and dividends paid to shareholders in 2023.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED CASH FLOW ANALYSIS

We have three primary types of cash flows: (1) operating cash flows, which consist mainly of cash generated by our insurance operations and income earned on our investment portfolio, less amounts paid for claims, interest expense and operating expenses, (2) investing cash flows related to the purchase, sale and maturity of investments and purchases of property and equipment and (3) financing cash flows generally from activities that impact our capital structure, such as changes in debt and shares outstanding, and dividend payments. The following table summarizes these three cash flows on a consolidated basis for the last two years.

Summary of consolidated cash flows

	Years ended December 31,	
(In thousands)	**2023**	2022
Total cash provided by (used in):		
Operating activities	$ **712,962**	$ 650,012
Investing activities	**(179,190)**	410,485
Financing activities	**(496,041)**	(1,032,542)
Increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	$ **37,731**	$ 27,955

Operating activities

The following list highlights the major sources and uses of cash flow from operating activities:

Sources

+	Premiums received
+	Loss payments from reinsurers
+	Investment income

Uses

-	Claim payments
-	Premium ceded to reinsurers
-	Interest expense
-	Operating expenses
-	Tax payments

Our largest source of cash is from premiums received from our insurance policies, which we receive on a monthly installment basis for most policies. Premiums are received at the beginning of the coverage period for single premium and annual premium policies. Our largest cash outflow is generally for claims that arise when a delinquency results in an insured loss. Based on historical experience, we expect our future claim payments associated with established case loss reserves to pay out at or within 5 years, with the majority of future claim payments made within one to three years. Our claims paid activity slowed at the start of the COVID-19 pandemic primarily due to forbearance and foreclosure moratoriums put in place and it has not yet appreciably increased from these suppressed levels. Home price appreciation experienced in recent years has allowed some borrowers to cure their delinquencies through the sale of their property. In addition, an increase in third party property sales prior to claim settlement, has resulted in a decrease in the average claim paid on the claims we do receive. We expect net losses and LAE paid to increase, however, the magnitude and timing of the increases are uncertain.

We invest our net cash flow in various investment securities that earn interest. We also use cash to pay for our ongoing expenses such as salaries, debt interest, professional services and occupancy costs.

In connection with our reinsurance transactions, we cede, or pay out, part of the premiums we receive to our reinsurers and collect cash when claims subject to our reinsurance coverage are paid.

Net cash provided by operating activities in 2023 increased compared to 2022 primarily due to a decrease in income tax payments, a decrease in underwriting and operating expenses paid, a decrease in interest payments, and an increase in investment income collected. This was offset by a decrease in premiums received and an increase in loss payments.

We also have purchase obligations totaling approximately $14.1 million which consist primarily of contracts related to our continued investment in our information technology infrastructure in the normal course of business. The majority of these obligations are under contracts that give us cancellation rights with notice. In the next twelve months we anticipate we will pay approximately $6.7 million for our purchase obligations.

We expect to make a contribution to our qualified pension plan in 2024 of $25.0 million. The net funded status (the market value of our plan assets compared to the projected benefit obligation) will impact future contributions to our qualified pension plan.

Investing activities

The following list highlights the major sources and uses of cash flow from investing activities:

Sources
+   Proceeds from sales of investments
+   Proceeds from maturity of fixed income securities

Uses
-   Purchases of investments

We maintain an investment portfolio that is primarily invested in a diverse mix of fixed income securities. As of December 31, 2023, our portfolio had a fair value of $5.7 billion compared to $5.4 billion at December 31, 2022. Net cash flows provided by investing activities in 2023 primarily reflects purchases of fixed income securities during the period that exceeded sales and maturities of fixed income securities during the period as cash from operations was available for additional investment. Net cash used in investing activities in 2022 primarily reflects sales and maturities of fixed income and equity securities during the year that exceeded purchases as proceeds were used in financing activities.

Financing activities

The following list highlights the major sources and uses of cash flow from financing activities:

Sources
+   Proceeds from debt and/or common stock issuances

Uses
-   Repayment/repurchase of debt
-   Repurchase of common stock
-   Payment of dividends to shareholders
-   Payment of withholding taxes related to share-based compensation net share settlement

Net cash flows used in financing activities in 2023 primarily reflects the repurchases of our common stock, dividends to shareholders, and the conversion of our 9% Debentures. Net cash flows used in financing activities in 2022 primarily reflects the repurchase of our common stock, repayment of our 5.75% Notes and our FHLB Advance, the repurchase of a most of our 9% Debentures and payment of dividends to shareholders.

For a further discussion of matters affecting our cash flows, see "Balance Sheet Review" above and "Debt at our Holding Company and Holding Company Liquidity" below.

CAPITALIZATION

Capital Risk

Capital risk is the risk of adverse impact on our ability to comply with capital requirements (regulatory and GSE) and to maintain the level, structure and composition of capital required for meeting financial performance objectives.

A strong capital position is essential to our business strategy and is important to maintain a competitive position in our industry. Our capital strategy focuses on long-term stability, which enables us to build and invest in our business, even in a stressed environment.

Our capital management objectives are to:

➔ influence and maintain compliance with capital requirements,

➔ maintain access to capital and reinsurance markets,

➔ manage our capital to support our business strategies and the competing priorities of relevant stakeholders

➔ assess appropriate uses for capital that cannot be deployed in support of our business strategies, including the size and form of capital return to shareholders, and

➔ support business opportunities by enabling capital flexibility and efficiently using company resources.

These objectives are achieved through ongoing monitoring and management of our capital position, mortgage insurance portfolio stress modeling, and a capital governance framework. Capital management is intended to be flexible in order to react to a range of potential events. The focus we place on any individual objective may change over time due to factors that include, but are not limited to, economic conditions, changes at the GSEs, competition, and alternative transactions to transfer mortgage risk.

Capital Structure

The following table summarizes our capital structure as of December 31, 2023, and 2022.

(In thousands, except ratio)		2023		2022
Common stock, paid-in capital, retained earnings, less treasury stock	$	5,388,298	$	5,124,251
Accumulated other comprehensive loss, net of tax		(316,281)		(481,511)
Total shareholders' equity		5,072,017		4,642,740
Long-term debt, par value		650,000		671,086
Total capital resources	$	5,722,017	$	5,313,826
Ratio of long-term debt to shareholders' equity		12.8 %		14.5 %

The increase in shareholders' equity in 2023 primarily relates to net income and an increase in the fair value of our investment portfolio, partially offset by repurchases of our common stock and dividends paid to shareholders in 2023. See Note 13 - "Shareholders' Equity" for further information.

CAPITALIZATION

Debt obligations - holding company

As of December 31, 2023, our holding company's debt obligations was $650 million in aggregate principal amount consisting of our 5.25% Notes due in 2028.

In 2023, under the terms of our 9% Debentures, we exercised our option to redeem the outstanding principal of $21.1 million. Prior to the redemption date, substantially all holders elected to convert into shares of our common stock. We elected to pay cash in lieu of issuing shares.

See Note 7 - "Debt" for further information on our outstanding debt obligations and transactions impacting our consolidated financial statements in 2023 and 2022.

Liquidity analysis - holding company

As of December 31, 2023, and December 31, 2022, we had approximately $918 million and $647 million, respectively, in cash and investments at our holding company. These resources are maintained primarily to service our debt interest expense, pay debt maturities, repurchase shares, pay dividends to shareholders, and to settle intercompany obligations. While these assets are held, we generate investment income that serves to offset a portion of our cash requirements. The payment of dividends from MGIC are the principal source of holding company cash inflow and their payment is restricted by insurance regulation. See Note 14 - "Statutory Information" to our consolidated financial statement for additional information about MGIC's dividend restrictions. The payment of dividends from MGIC is also influenced by our view of the appropriate level of excess PMIERs Available Assets to maintain, which can change over time. Raising capital in the public markets is another potential source of holding company liquidity. The ability to raise capital in the public markets is subject to prevailing market conditions, investor demand for the securities to be issued, and our deemed creditworthiness.

Over the next twelve months the principal demand on holding company resources will be interest payments on our 5.25% Notes approximating $34.0 million, based on the debt outstanding at December 31, 2023. We believe our holding company has sufficient sources of liquidity to meet its payment obligations for the foreseeable future.

During 2023 and 2022, we used approximately $340.6 million and $385.7 million respectively, of available holding company cash to repurchase shares of our common stock. Through February 16, 2024 we used approximately $55.8 million of available holding company cash to repurchase shares of our common stock. The repurchase programs may be suspended or discontinued at any time.

In 2023, we used $122.9 million to pay cash dividends to shareholders. On January 23, 2024, our Board of Directors declared a quarterly cash dividend of $0.115 per common share to shareholders of record on February 15, 2024, payable on March 5, 2024. We expect to continue to make dividend payments to shareholders in 2024.

We may use additional holding company cash to repurchase additional shares or to repurchase our outstanding debt obligations. Such repurchases may be material, may be made for cash (funded by debt) and/or exchanges for other securities, and may be made in open market purchases (including through 10b5-1 plans), privately negotiated acquisitions or other transactions. In 2024, we expect share repurchase programs will remain our primary means of returning capital to shareholders. See "Overview-Capital" of this MD&A for a discussion of our share repurchase programs.

Significant cash and investments *inflows* at our holding company during the year were:
- $600.0 million dividends received from MGIC,
- $133.9 million intercompany tax receipts, and
- $20.6 million of investment income.

Significant cash *outflows* at our holding company during the year were:
- $337.2 million of net share repurchase transactions,
- $122.9 million of cash dividends paid to shareholders,
- $35.1 million of interest payments on our outstanding debt obligations, and
- $28.6 million cash paid in lieu of issuing shares on the conversion of our 9% Debentures.

The net unrealized losses on our holding company investment portfolio were approximately $8.7 million at December 31, 2023 and the portfolio had a modified duration of approximately 1.5 years.

Scheduled debt maturities beyond the next twelve months include $650 million of our 5.25% Notes in 2028.

See Note 7 – "Debt" to our consolidated financial statements for additional information about our long term debt. The description in Note 7 - "Debt" to our consolidated financial statements is qualified in its entirety by the terms of the notes and debentures. The terms of our 5.25% Notes are contained in a Supplemental Indenture, dated as of August 12, 2020, between us and U.S. Bank National Association, as trustee, which is included as an exhibit to our 8-K filed with the SEC on August 12, 2020, and in the Indenture dated as of October 15, 2000 between us and the trustee.

Although not anticipated in the near term, we may also contribute funds to our insurance operations to comply with the PMIERs or the State Capital Requirements. See "Overview – Capital" above for a discussion of these requirements.

DEBT AT SUBSIDIARIES

MGIC did not have any outstanding debt obligations at December 31, 2023. MGIC is a member of the FHLB, which provides MGIC access to an additional source of liquidity through a secured lending facility. We may borrow from the FHLB at any time.

Capital Adequacy

PMIERs

As of December 31, 2023, MGIC's Available Assets under the PMIERs totaled approximately $5.8 billion, an excess of approximately $2.4 billion over its Minimum Required Assets; and MGIC is in compliance with the requirements of the PMIERs and eligible to insure loans delivered to or purchased by the GSEs.

The table below presents the PMIERS capital credit for our reinsurance transactions.

PMIERs - Reinsurance Credit

(In millions)		December 31, 2023		December 31, 2022
QSR Transactions	$	1,081	$	1,228
Home Re Transactions		921		948
Traditional XOL Transactions		230		138
Total capital credit for Reinsurance Transactions	$	2,232	$	2,314

Our 2024 QSR transaction terms are generally comparable to our existing QSR transactions and will also provide PMIERs capital credit. Refer to Note 9 - "Reinsurance" to our consolidated financial statements for additional information on our reinsurance transactions.

The PMIERs generally require us to hold significantly more Minimum Required Assets for delinquent loans than for performing loans and the Minimum Required Assets required to be held increases as the number of payments missed on a delinquent loan increases. Refer to "Overview - Capital - GSEs" of this MD&A and our risk factor titled "We may not continue to meet the GSEs' private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility" in Risk Factors. for further discussion of PMIERs.

We plan to continuously comply with the PMIERs through our operational activities or through the contribution of funds from our holding company, subject to demands on the holding company's resources, as outlined above.

RISK-TO-CAPITAL

We compute our risk-to-capital ratio on a separate company statutory basis, as well as on a combined insurance operations basis. The risk-to-capital ratio is our net RIF divided by our policyholders' position. Our net RIF includes both primary and pool RIF and excludes risk on policies that are currently in default and for which case loss reserves have been established and the risk covered by reinsurance. The risk amount includes pools of loans with contractual aggregate loss limits and without these limits. MGIC's policyholders' position consists primarily of statutory policyholders' surplus (which increases as a result of statutory net income and decreases as a result of statutory net loss and dividends paid), plus the statutory contingency reserve. The statutory contingency reserve is reported as a liability on the statutory balance sheet. A mortgage insurance company is required to make annual additions to a contingency reserve of approximately 50% of earned premiums. These contributions must generally be maintained for a period of ten years. However, with regulatory approval a mortgage insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of earned premiums in a calendar year.

The table below presents MGIC's risk-to-capital calculation.

Risk-to-capital - MGIC

(In millions, except ratio)		December 31, 2023		December 31, 2022
RIF - net [1]	$	58,832	$	56,292
Statutory policyholders' surplus	$	636	$	921
Statutory contingency reserve		5,131		4,597
Statutory policyholders' position	$	5,767	$	5,518
Risk-to-capital		10.2:1		10.2:1

[1] RIF – net, as shown in the table above, is net of reinsurance and exposure on policies currently delinquent ($1.6 billion at December 31, 2023 and $1.4 billion at December 31, 2022) and for which case loss reserves have been established.

The increase in statutory policyholders' position was primarily due to an increase in statutory contingency reserves and net income during 2023, offset by dividends paid to our holding company of $600 million. Our risk-to-capital ratio will increase if the percentage increase in capital exceeds the percentage decrease in insured risk.

For additional information regarding regulatory capital see Note 14 – "Statutory Information" to our consolidated financial statements as well as our risk factor titled "State capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis" in Risk Factors.

Financial Strength Ratings

MGIC financial strength ratings

Rating Agency	Rating	Outlook
Moody's Investors Service	A3	Stable
Standard and Poor's Rating Services [1]	A-	Stable
A.M. Best	A-	Positive

MAC financial strength ratings

Rating Agency	Rating	Outlook
A.M. Best	A-	Positive

[1] MGIC's Standard and Poor's Rating was upgraded to A- in January of 2024.

For further information about the importance of MGIC's ratings and rating methodologies, see our risk factor titled "Competition or changes in our relationships with our customers could reduce our revenues, reduce our premium yields and / or increase our losses" in Risk Factors

.

CRITICAL ACCOUNTING ESTIMATES

The accounting estimate described below requires significant judgments and estimates in the preparation of our consolidated financial statements.

LOSS RESERVES

The estimation of case loss reserves is subject to inherent uncertainty and requires significant judgement by management. Changes to our estimates could result in a material impact to our consolidated results and financial position, even in a stable economic environment.

Case Reserves

Case reserves are established for estimated insurance losses when notices of delinquency on insured mortgage loans are received. Such loans are referred to as being in our delinquency inventory. For reporting purposes, we consider a loan delinquent when it is two or more payments past due and has not become current or resulted in a claim payment. Even though the accounting standard, ASC 944, regarding accounting and reporting by insurance entities specifically excluded mortgage insurance from its guidance relating to loss reserves, we establish loss reserves using the general principles contained in the insurance standard. However, consistent with industry standards for mortgage insurers, we do not establish case loss reserves for future claims on insured loans which are not currently delinquent.

We establish reserves using estimated claim rates and claim severities in estimating the ultimate loss.

The estimated claim rates and claim severities are used to determine the amount we estimate will actually be paid on the delinquent loans as of the reserve date. If a policy is rescinded we do not expect that it will result in a claim payment and thus the rescission generally reduces the historical claim rate used in establishing reserves. In addition, if a loan cures its delinquency, including through a successful loan modification, the cure reduces the historical claim rate used in establishing reserves. To establish reserves, we utilize a reserving model that continually incorporates historical data into the estimated claim rate. The model also incorporates an estimate for severity. The severity is estimated using the historical percentage of our claims paid compared to our loan exposures, as well as the RIF of the loans currently in default. We do not utilize an explicit rescission rate in our reserving methodology, but rather our reserving methodology incorporates the effects rescission activity has had on our historical claim rate and claim severities. We review recent trends in the claim rate, claim severity, levels of defaults by geography and average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.

The claim rates and claim severities are affected by external events, including actual economic conditions such as changes in unemployment rates, interest rates or housing values, pandemics and natural disasters. Our estimation process does not include a correlation between claim rates and claim severities to projected economic conditions such as changes in unemployment rates, interest rates or housing values. Our experience is that analysis of that nature would not produce reliable results as the change in one economic condition cannot be isolated to determine its specific effect on our ultimate paid losses because each economic condition is also influenced by other economic conditions. Additionally, the changes and interactions of these economic conditions are not likely homogeneous throughout the regions in which we conduct business. Each economic condition influences our ultimate paid losses differently, even if apparently similar in nature. Furthermore, changes in economic conditions may not necessarily be reflected in our loss development in the quarter or year in which the changes occur. Actual claim results generally lag changes in economic conditions by at least nine to twelve months.

Our estimate of loss reserves is sensitive to changes in claim rate and claim severity; it is possible that even a relatively small change in our estimated claim rate or claim severity could have a material impact on reserves and, correspondingly, on our consolidated results of operations even in a stable economic environment. For example, as of December 31, 2023, assuming all other factors remain constant, a $1,000 increase/decrease in the average claim severity reserve factor would change the reserve amount by approximately +/- $8 million. A one percentage point increase/decrease in the average claim rate reserve factor would change the reserve amount by approximately +/- $16 million.

Historically, it has not been uncommon for us to experience variability in the development of the loss reserves through the end of the following year at this level or higher, as shown by the historical development of our loss reserves in the table below:

Historical development of loss reserves

(In thousands)	Losses incurred related to prior years [1]	Reserve at end of prior year
2023	**(208,514)**	**557,988**
2022	(404,130)	883,522
2021	(60,015)	880,537
2020	19,604	555,334
2019	(71,006)	674,019

[1]   A negative number for a prior year indicates a redundancy of loss reserves. A positive number for a prior year indicates a deficiency of loss reserves.

See Note 8 – "Loss Reserves" to our consolidated financial statements for a discussion of recent loss development.

Glossary of terms and acronyms

/ A

ARMs

Adjustable rate mortgages

ABS

Asset-backed securities

Annual Persistency

The percentage of our insurance remaining in force from one year prior. As of September 30, 2023, we refined our methodology for calculating our Annual Persistency by excluding the amortization of the principal balance. All prior periods have been revised

ASC

Accounting Standards Codification

Available Assets

Assets, as designated under the PMIERs, that are readily available to pay claims, and include the most liquid investments

/ B

Book or book year

A group of loans insured in a particular calendar year

BPMI

Borrower-paid mortgage insurance

BPS

Basis Points

/ C

CECL

Current expected credit losses covered under ASC 326

CFPB

Consumer Financial Protection Bureau

CLO

Collateralized loan obligations

CMBS

Commercial mortgage-backed securities

COVID-19 Pandemic

An outbreak of the novel coronavirus disease, later named COVID-19. The outbreak of COVID-19 was declared a pandemic by the World Health Organization and a national emergency in the United States in March 2020

CRT

Credit risk transfer. The transfer of a portion of mortgage credit risk to the private sector through different forms of transactions and structures

/ D

DAC

Deferred insurance policy acquisition costs

Debt-to-income ("DTI") ratio

The ratio, expressed as a percentage, of a borrower's total debt payments to gross income

Delinquent Loan

A loan that is past due on a mortgage payment. A delinquent loan is typically reported to us by servicers when the loan has missed two or more payments. A loan will continue to be reported as delinquent until it becomes current or a claim payment has been made. A delinquent loan is also referred to as a default

Delinquency Rate

The percentage of insured loans that are delinquent

Direct

Before giving effect to reinsurance

/ E

EPS

Earnings per share

/ F

Fannie Mae

Federal National Mortgage Association

FCRA

Fair Credit Reporting Act

FHA

Federal Housing Administration

FHFA

Federal Housing Finance Agency

FHLB

Federal Home Loan Bank of Chicago, of which MGIC is a member

FICO score

A measure of consumer credit risk provided by credit bureaus, typically produced from statistical models by Fair Isaac Corporation utilizing data collected by the credit bureaus

Freddie Mac

Federal Home Loan Mortgage Corporation

/ G

GAAP

Generally Accepted Accounting Principles in the United States

GSEs

Government Sponsored Enterprise. Collectively, Fannie Mae and Freddie Mac

/ H

HAMP

Home Affordable Modification Program

HARP

Home Affordable Refinance Program

Home Re Entities

Unaffiliated special purpose insurers domiciled in Bermuda that participate in our aggregate XOL Transactions through the ILN market.

Home Re Transactions

Excess-of-loss reinsurance transactions with the Home Re Entities

HOPA

Homeowners Protection Act

HUD

Housing and Urban Development

/ I

IBNR Reserves

Loss reserves established on loans we estimate are delinquent, but for which the delinquency has not been reported to us

IIF

Insurance in force, which for loans insured by us, is equal to the unpaid principal balance, as reported to us

ILN

Insurance-linked notes

/ L

LAE

Loss adjustment expenses, which includes the costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.

Loan-to-value ("LTV") ratio

The ratio, expressed as a percentage, of the dollar amount of the first mortgage loan to the value of the property at the time the loan became insured and does not reflect subsequent housing price appreciation or depreciation. Subordinate mortgages may also be present

Long-term debt:

5.25% Notes

5.25% Senior Notes due on August 15, 2028, with interest payable semi-annually on February 15 and August 15 of each year

9% Debentures

9% Convertible Junior Subordinated Debentures

Loss ratio

The ratio, expressed as a percentage, of net losses incurred to net premiums earned

Low down payment loans or mortgages

Loans with less than 20% down payments

LPMI

Lender-paid mortgage insurance

/ M

MBS

Mortgage-backed securities

MD&A

Management's discussion and analysis of financial condition and results of operations

MGIC

Mortgage Guaranty Insurance Corporation, a subsidiary of MGIC Investment Corporation

MAC

MGIC Assurance Corporation, a subsidiary of MGIC

Minimum Required Assets

The minimum amount of Available Assets that must be held under the PMIERs, which is based on an insurer's book of RIF and is calculated from tables of factors with several risk dimensions, reduced for credit given for risk ceded under reinsurance transactions, and subject to a floor of $400 million

MPP

Minimum Policyholder Position, as required under certain state requirements. The "policyholder position" of a mortgage insurer is its net worth or surplus, contingency reserve and a portion of the reserves for unearned premiums

/ N

N/A

Not applicable for the period presented

NAIC

The National Association of Insurance Commissioners

NIW

New Insurance Written, is the aggregate original principal amount of the mortgages that are insured during a period

N/M

Data, or calculation, deemed not meaningful for the period presented

NPL Settlement

The commutation of coverage on non-performing loans, which are delinquent loans, at any stage in its delinquency

/ O

OCI

Office of the Commissioner of Insurance of the State of Wisconsin

/ P

PMI

Private Mortgage Insurance (as an industry or product type)

PMIERs

Private Mortgage Insurer Eligibility Requirements issued by each of Fannie Mae and Freddie Mac to set forth requirements that an approved insurer must meet and maintain to provide mortgage guaranty insurance on loans delivered to or acquired by Fannie Mae or Freddie Mac, as applicable

Premium Rate

The contractual rate charged for coverage under our insurance policies

Premium Yield

The ratio of premium earned divided by the average IIF outstanding for the period measured

Primary Insurance

Insurance that provides mortgage default protection on individual loans.

Profit Commission

Payments we receive from reinsurers under each of our quota share reinsurance transactions if the annual loss ratio is below levels specified in the quota share reinsurance transaction

/ Q

QSR Transaction

Quota share reinsurance transaction with a group of unaffiliated reinsurers

2020 QSR

Our QSR transaction that provided coverage on eligible NIW in 2020

2021 QSR

Our QSR transactions that provides coverage on eligible NIW in 2021

2022 QSR

Our QSR transactions that provide coverage on eligible NIW in 2022

2023 QSR

Our QSR transaction that provides coverage on eligible NIW in 2023

2024 QSR

Our QSR transaction that provides coverage on eligible NIW in 2024

Credit Union QSR

Our QSR transaction that provides coverage on eligible NIW from credit union institutions originated from April 1, 2020 through December 31, 2025

/ R

RESPA

Real Estate Settlement Procedures Act

RIF

Risk in force, which for an individual loan insured by us, is equal to the unpaid loan principal balance, as reported to us, multiplied by the insurance coverage percentage. RIF is sometimes referred to as exposure

Risk-to-capital

Under certain state regulations, the ratio of RIF, net of reinsurance and exposure on policies currently in default and for which loss reserves have been established, to the level of statutory capital

RMBS

Residential mortgage-backed securities

/ S

State Capital Requirements

Under certain state regulations, the minimum amount of statutory capital relative to risk in force (or similar measure)

/ T

TILA

Truth in Lending Act

Traditional XOL Transaction

Excess-of-loss reinsurance transaction with a group of unaffiliated reinsurers

2022 Traditional XOL

Our XOL transaction that provides coverage on eligible NIW in 2022

2023 Traditional XOL

Our XOL transaction that provides coverage on eligible NIW in 2023

/ U

Underwriting expense ratio

The ratio, expressed as a percentage, of the other underwriting and operating expenses, net and amortization of DAC of our combined insurance operations (which excludes underwriting and operating expenses of our non-insurance subsidiaries) to net premiums written

Underwriting profit

Net premiums earned minus losses incurred, net and other underwriting and operating expenses, net

USDA

U.S. Department of Agriculture

/ V

VA

U.S. Department of Veterans Affairs

VIE

Variable interest entity

/ X

XOL Transactions

Excess-of-loss reinsurance transactions executed through the Home Re Transactions and the Traditional XOL Transactions

Quantitative and Qualitative Disclosures About Market Risk

Our investment portfolio is essentially a fixed income portfolio and is exposed to market risk. Important drivers of the market risk are credit spread risk and interest rate risk.

Credit spread risk is the risk that we will incur a loss due to adverse changes in credit spreads. Credit spread is the additional yield on fixed income securities above the risk-free rate (typically referenced as the yield on U.S. Treasury securities) that market participants require to compensate them for assuming credit, liquidity and/or prepayment risks.

We manage credit risk via our investment policy guidelines which primarily require us to place our investments in investment grade securities and limit the amount of our credit exposure to any one issue, issuer and type of instrument. Guideline and investment portfolio detail is available in "Business – Section C, Investment Portfolio" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2023 field with the SEC on February 21, 2024.

Interest rate risk is the risk that we will incur a loss due to adverse changes in interest rates relative to the characteristics of our interest bearing assets.

One of the measures used to quantify this exposure is modified duration. Modified duration measures the price sensitivity of the assets to the changes in spreads. At December 31, 2023, the effective duration of our fixed income investment portfolio was 3.8 years, which means that an instantaneous parallel shift in the yield curve of 100 basis points would result in a change of 3.8% in the fair value of our fixed income portfolio. For an upward shift in the yield curve, the fair value of our portfolio would decrease and for a downward shift in the yield curve, the fair value would increase. A discussion of portfolio strategy appears in "Management's Discussion and Analysis – Balance Sheet Review– Investment Portfolio".

Risk Factors

As used below, "we," "our" and "us" refer to MGIC Investment Corporation's consolidated operations or to MGIC Investment Corporation, as the context requires; and "MGIC" refers to Mortgage Guaranty Insurance Corporation.

Risk Factors Relating to Global Events

Wars and/or other global events may adversely affect the U.S. economy and our business.

Wars and/or other global events may result in increased inflation rates, strained supply chains, and increased volatility in the domestic and global financial markets. Wars and/or other global events have in the past and may continue to impact our business in various ways, including the following which are described in more detail in the remainder of these risk factors:

* The terms under which we are able to obtain quota share reinsurance ("QSR") and/or excess-of-loss ("XOL") reinsurance through the insurance-linked notes ("ILN") market and the traditional reinsurance market may be negatively impacted and terms under which we are able to access those markets in the future may be limited or less attractive.

* The risk of a cybersecurity incident that affects our company may increase.

* Wars may negatively impact the domestic economy, which may increase unemployment and inflation, or decrease home prices, in each case leading to an increase in loan delinquencies.

* The volatility in the financial markets may impact the performance of our investment portfolio and our investment portfolio may include investments in companies or securities that are negatively impacted by wars and/or other global events.

Risk Factors Relating to the Mortgage Insurance Industry and its Regulation

Downturns in the domestic economy or declines in home prices may result in more homeowners defaulting and our losses increasing, with a corresponding decrease in our returns.

Losses result from events that reduce a borrower's ability or willingness to make mortgage payments, such as unemployment, health issues, changes in family status, and decreases in home prices that result in the borrower's mortgage balance exceeding the net value of the home. A deterioration in economic conditions, including an increase in unemployment, generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect home prices.

High levels of unemployment may result in an increasing number of loan delinquencies and an increasing number of insurance claims; however, unemployment is difficult to predict given the uncertainty in the current market environment, including as a result of global events such as wars, instability in the financial services industry, and the possibility of an economic recession.

The seasonally-adjusted Purchase-Only U.S. Home Price Index of the Federal Housing Finance Agency (the "FHFA"), which is based on single-family properties whose mortgages have been purchased or securitized by Fannie Mae or Freddie Mac, indicates that home prices increased 0.3% nationwide in November, 2023 compared to October, 2023. Although the 12 month change in home prices recently reached historically high rates, the rate of growth is moderating: it increased by 6.5% in the first eleven months of 2023, after increasing 6.8%, and 17.8% in 2022 and 2021, respectively. The national average price-to-income ratio exceeds its historical average, in part as a result of recent home price appreciation outpacing increases in income. Affordability issues can put downward pressure on home prices. A decline in home prices may occur even absent a deterioration in economic conditions due to declines in demand for homes, which in turn may result from changes in buyers' perceptions of the potential for future appreciation, restrictions on and the cost of mortgage credit due to more stringent underwriting standards, higher interest rates, changes to the tax deductibility of mortgage interest, decreases in the rate of household formations, or other factors.

Changes in the business practices of Fannie Mae and Freddie Mac ("the GSEs"), federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.

The substantial majority of our new insurance written ("NIW") is for loans purchased by the GSEs; therefore, the business practices of the GSEs greatly impact our business. In 2022 the GSEs each published Equitable Housing Finance Plans ("Plans"). Updated Plans were subsequently published by each GSE in April 2023. The Plans seek to advance equity in housing finance over a three-year period and include potential changes to the GSEs'

business practices and policies. Specifically relating to mortgage insurance, (1) Fannie Mae's Plan includes the creation of special purpose credit program(s) ("SPCPs") targeted to historically underserved borrowers with a goal of lowering costs for such borrowers through lower than standard mortgage insurance requirements; and (2) Freddie Mac's Plan includes plans to work with mortgage insurers to look for ways to lower mortgage costs, the creation of SPCPs targeted to historically underserved borrowers, and the planned purchase of loans originated through lender-created SPCPs. To the extent the business practices and policies of the GSEs regarding mortgage insurance coverage, costs and cancellation change, including more broadly than through SPCPs, such changes may negatively impact the mortgage insurance industry and our financial results.

Other business practices of the GSEs that affect the mortgage insurance industry include:

- The GSEs' private mortgage insurer eligibility requirements ("PMIERs"), the financial requirements of which are discussed in our risk factor titled *"We may not continue to meet the GSEs' private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility."*

- The capital and collateral requirements for participants in the GSEs' alternative forms of credit enhancement discussed in our risk factor titled *"The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance or are unable to obtain capital relief for mortgage insurance."*

- The level of private mortgage insurance coverage, subject to the limitations of the GSEs' charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages (the GSEs generally require a level of mortgage insurance coverage that is higher than the level of coverage required by their charters; any change in the required level of coverage will impact our new risk written).

- The amount of loan level price adjustments and guaranty fees (which result in higher costs to borrowers) that the GSEs assess on loans that require private mortgage insurance. The requirements of the new GSE capital framework may lead the GSEs to increase their guaranty fees. In addition, the FHFA has indicated that it is reviewing the GSEs' pricing in connection with preparing them to exit conservatorship and to ensure that pricing subsidies benefit only affordable housing activities.

- Whether the GSEs select or influence the mortgage lender's selection of the mortgage insurer providing coverage.

- The underwriting standards that determine which loans are eligible for purchase by the GSEs, which can affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans.

- The terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law and the business practices associated with such cancellations. If the GSEs or other mortgage investors change their practices regarding the timing of cancellation of mortgage insurance due to home price appreciation, policy goals, changing risk tolerances or otherwise, we could experience an unexpected reduction in our insurance in force ("IIF"), which would negatively impact our business and financial results. For more information, see the above discussion of the GSEs' Equitable Housing Plans and our risk factor titled *"Changes in interest rates, house prices or mortgage insurance cancellation requirements may change the length of time that our policies remain in force."*

- The programs established by the GSEs intended to avoid or mitigate loss on insured mortgages and the circumstances in which mortgage servicers must implement such programs.

- The terms that the GSEs require to be included in mortgage insurance policies for loans that they purchase, including limitations on the rescission rights of mortgage insurers.

- The extent to which the GSEs intervene in mortgage insurers' claims paying practices, rescission practices or rescission settlement practices with lenders.

- The maximum loan limits of the GSEs compared to those of the Federal Housing Administration ("FHA") and other investors.

- The benchmarks established by the FHFA for loans to be purchased by the GSEs, which can affect the loans available to be insured. In December 2021, the FHFA established the benchmark levels for 2022-2024 purchases of low-income home mortgages, very low-income home mortgages and low-income refinance

mortgages, each of which exceeded the 2021 benchmarks. The FHFA also established two new sub-goals: one targeting minority communities and the other targeting low-income neighborhoods.

The FHFA has been the conservator of the GSEs since 2008 and has the authority to control and direct their operations. Given that the Director of the FHFA is removable by the President at will, the agency's agenda, policies and actions are influenced by the then-current administration. The increased role that the federal government has assumed in the residential housing finance system through the GSE conservatorships may increase the likelihood that the business practices of the GSEs change, including through administration changes and actions. Such changes could have a material adverse effect on us. The GSEs also possess substantial market power, which enables them to influence our business and the mortgage insurance industry in general.

It is uncertain what role the GSEs, FHA and private capital, including private mortgage insurance, will play in the residential housing finance system in the future. The timing and impact on our business of any resulting changes are uncertain. For changes that would require Congressional action to implement it is difficult to estimate when Congressional action would be final and how long any associated phase-in period may last.

We may not continue to meet the GSEs' private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility.

We must comply with a GSE's PMIERs to be eligible to insure loans delivered to or purchased by that GSE. The PMIERs include financial requirements, as well as business, quality control and certain transaction approval requirements. The PMIERs provide that the GSEs may amend any provision of the PMIERs or impose additional requirements with an effective date specified by the GSEs.

The financial requirements of the PMIERs require a mortgage insurer's "Available Assets" (generally only the most liquid assets of an insurer) to equal or exceed its "Minimum Required Assets" (which are generally based on an insurer's book of risk in force and calculated from tables of factors with several risk dimensions, reduced for credit given for risk ceded under reinsurance agreements).

Based on our interpretation of the PMIERs, as of December 31, 2023, MGIC's Available Assets totaled $5.8 billion, or $2.4 billion in excess of its Minimum Required Assets. MGIC is in compliance with the PMIERs and eligible to insure loans purchased by the GSEs. Our "Minimum Required Assets" reflect a credit for risk ceded under our QSR and XOL reinsurance transactions, which are discussed in our risk factor titled *"Our underwriting practices and the mix of business we write affects our Minimum Required Assets under the PMIERs, our premium yields and the likelihood of losses occurring."* The calculated credit for XOL reinsurance transactions under PMIERs is generally based on the PMIERs requirement of the covered loans and the attachment and detachment points of the coverage, all of which fluctuate over time. PMIERs credit is generally not given for the reinsured risk above the PMIERs requirement. The GSEs have discretion to further limit reinsurance credit under the PMIERs. Refer to "Consolidated Results of Operations – Reinsurance Transactions" in Part I, Item 2 of our Quarterly Report on Form 10-Q for information about the calculated PMIERs credit for our XOL transactions. There is a risk we will not receive our current level of credit in future periods for ceded risk. In addition, we may not receive the same level of credit under future reinsurance transactions that we receive under existing transactions. If MGIC is not allowed certain levels of credit under the PMIERs, under certain circumstances, MGIC may terminate the reinsurance transactions without penalty.

The PMIERs generally require us to hold significantly more Minimum Required Assets for delinquent loans than for performing loans and the Minimum Required Assets required to be held increases as the number of payments missed on a delinquent loan increases. If the number of loan delinquencies increases for reasons discussed in these risk factors, or otherwise, it may cause our Minimum Required Assets to exceed our Available Assets. We are unable to predict the ultimate number of loans that will become delinquent.

If our Available Assets fall below our Minimum Required Assets, we would not be in compliance with the PMIERs. The PMIERs provide a list of remediation actions for a mortgage insurer's non-compliance, with additional actions possible in the GSEs' discretion. At the extreme, the GSEs may suspend or terminate our eligibility to insure loans purchased by them. Such suspension or termination would significantly reduce the volume of our NIW, the substantial majority of which is for loans delivered to or purchased by the GSEs.

Should capital be needed by MGIC in the future, capital contributions from our holding company may not be available due to competing demands on holding company resources, including for repayment of debt.

Because loss reserve estimates are subject to uncertainties, paid claims may be substantially different than our loss reserves.

When we establish case reserves, we estimate our ultimate loss on delinquent loans by estimating the number of such loans that will result in a claim payment (the "claim rate"), and further estimating the amount of the claim payment (the "claim severity"). Changes to our claim rate and claim severity estimates could have a material impact on our future results, even in a stable economic environment. Our estimates incorporate anticipated cures, loss mitigation activity, rescissions and curtailments. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. Our actual claim payments may differ substantially from our loss reserve estimates. Our estimates could be affected by several factors, including a change in regional or national economic conditions as discussed in these risk factors and a change in the length of time loans are delinquent before claims are received. Generally, the longer a loan is delinquent before a claim is received, the greater the severity. Foreclosure moratoriums and forbearance programs increase the average time it takes to receive claims. Economic conditions may differ from region to region. Information about the geographic dispersion of our risk in force and delinquency inventory can be found in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. Prior to the COVID-19 pandemic, losses incurred generally followed a seasonal trend in which the second half of the year has weaker credit performance than the first half, with higher new default notice activity and a lower cure rate.

We are subject to comprehensive regulation and other requirements, which we may fail to satisfy.

We are subject to comprehensive regulation, including by state insurance departments. Many regulations are designed for the protection of our insured policyholders and consumers, rather than for the benefit of investors. Mortgage insurers, including MGIC, have in the past been involved in litigation and regulatory actions related to alleged violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act ("RESPA"), and the notice provisions of the Fair Credit Reporting Act ("FCRA"). While these proceedings in the aggregate did not result in material liability for MGIC, there can be no assurance that the outcome of future proceedings, if any, under these laws or others would not have a material adverse effect on us.

We provide contract underwriting services, including on loans for which we are not providing mortgage insurance. These services are subject to federal and state regulation. Our failure to meet the standards set forth in the applicable regulations would subject us to potential regulatory action.   To the extent that we are construed to make independent credit decisions in connection with our contract underwriting activities, we also could be subject to increased regulatory requirements under the Equal Credit Opportunity Act ("ECOA"), FCRA, and other laws. Under relevant laws, examination may also be made of whether a mortgage insurer's underwriting decisions have a disparate impact on persons belonging to a protected class in violation of the law.

Although their scope varies, state insurance laws generally grant broad supervisory powers to agencies or officials to examine insurance companies and enforce rules or exercise discretion affecting almost every significant aspect of the insurance business, including payment for the referral of insurance business, premium rates and discrimination in pricing, and minimum capital requirements. The increased use, by the private mortgage insurance industry, of risk-based pricing systems that establish premium rates based on more attributes than previously considered, and of algorithms, artificial intelligence and data and analytics, has led to additional regulatory scrutiny of premium rates and of other matters such as discrimination in pricing and underwriting, data privacy and access to insurance. For more information about state capital requirements, see our risk factor titled "*State capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.*" For information about regulation of data privacy, see our risk factor titled "*We could be materially adversely affected by a cybersecurity breach or failure of information security controls.*" For more details about the various ways in which our subsidiaries are regulated, see "Business - Regulation" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2023.

While we have established policies and procedures to comply with applicable laws and regulations, many such laws and regulations are complex and it is not possible to predict the eventual scope, duration or outcome of any reviews or investigations nor is it possible to predict their effect on us or the mortgage insurance industry.

Pandemics, hurricanes and other disasters may impact our incurred losses, the amount and timing of paid claims, our inventory of notices of default and our Minimum Required Assets under PMIERs.

Pandemics and other disasters, such as hurricanes, tornadoes, earthquakes, wildfires and floods, or other events related to climate change, could trigger an economic downturn in the affected areas, or in areas with similar risks, which could result in a decrease in home prices and an increased claim rate and claim severity in those areas. Due to the increased frequency and severity of natural disasters, some homeowners' insurers are withdrawing from certain states or areas that they deem to be high risk. Even though we do not generally insure

losses related to property damage, the inability of a borrower to obtain hazard and/or flood insurance, or the increased cost of such insurance, could lead to a decrease in home prices in the affected areas and an increase in delinquencies and our incurred losses.

Pandemics and other disasters could also lead to increased reinsurance rates or reduced availability of reinsurance. This may cause us to retain more risk than we otherwise would retain and could negatively affect our compliance with the financial requirements of State Capital Requirements and the PMIERs.

The PMIERs require us to maintain significantly more "Minimum Required Assets" for delinquent loans than for performing loans. See our risk factor titled *"We may not continue to meet the GSEs' private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility."*

FHFA is working to incorporate climate risk considerations into its policy development and processes.   The FHFA has also instructed the GSEs to designate climate change as a priority concern and actively consider its effects in their decision making. In 2022, FHFA established internal working groups and a steering committee in order to monitor the GSEs' management of climate risk. It is possible that efforts to manage these risks by the FHFA, GSEs (including through GSE guideline or mortgage insurance policy changes) or others could materially impact the volume and characteristics of our NIW (including its policy terms), home prices in certain areas and defaults by borrowers in certain areas.

Reinsurance may be unavailable at current levels and prices, and/or the GSEs may reduce the amount of capital credit we receive for our reinsurance transactions.

We have in place QSR and XOL reinsurance transactions providing various amounts of coverage on our risk in force as of December 31, 2023. Refer to Part 1, Note 4 – "Reinsurance" and Part 1, Item 2 "Consolidated Results of Operations – Reinsurance Transactions" of our Quarterly Report on Form 10-Q, for more information about coverage under our reinsurance transactions. The reinsurance transactions reduce the tail-risk associated with stress scenarios. As a result, they reduce the risk-based capital that we are required to hold to support the risk and they allow us to earn higher returns on risk-based capital for our business than we would without them. However, market conditions impact the availability and cost of reinsurance. Reinsurance may not always be available to us, or available only on terms or at costs that we consider unacceptable. If we are not able to obtain reinsurance we will be required to hold additional capital to support our risk in force.

Reinsurance transactions subject us to counterparty risk, including the financial capability of the reinsurers to make payments for losses ceded to them under the reinsurance agreements. As reinsurance does not relieve us of our obligation to pay claims to our policyholders, our inability to recover losses from a reinsurer could have a material impact on our results of operations and financial condition.

The GSEs may change the credit they allow under the PMIERs for risk ceded under our reinsurance transactions. If the GSEs were to reduce the credit that we receive for reinsurance under the PMIERs, it could result in decreased returns absent an increase in our premium rates. An increase in our premium rates to adjust for a decrease in reinsurance credit may lead to a decrease in our NIW and net income.

Because we establish loss reserves only upon a loan delinquency rather than based on estimates of our ultimate losses on risk in force, losses may have a disproportionate adverse effect on our earnings in certain periods.

In accordance with accounting principles generally accepted in the United States, we establish case reserves for insurance losses and loss adjustment expenses only when delinquency notices are received for insured loans that are two or more payments past due and for loans we estimate are delinquent but for which delinquency notices have not yet been received (which we include in "IBNR"). Losses that may occur from loans that are not delinquent are not reflected in our financial statements, except when a "premium deficiency" is recorded. A premium deficiency would be recorded if the present value of expected future losses and expenses exceeds the present value of expected future premiums and already established loss reserves on the applicable loans. As a result, future losses incurred on loans that are not currently delinquent may have a material impact on future results as delinquencies emerge. As of December 31, 2023, we had established case reserves and reported losses incurred for 25,650 loans in our delinquency inventory and our IBNR reserve totaled $22 million. The number of loans in our delinquency inventory may increase from that level as a result of economic conditions relating to current global events or other factors and our losses incurred may increase.

State capital requirements may prevent us from continuing to write new insurance on an uninterrupted basis.

The insurance laws of 16 jurisdictions, including Wisconsin, MGIC's domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to its risk in force (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the "State Capital Requirements." While they vary among jurisdictions, the most common State Capital Requirements allow for a maximum risk-to-capital ratio of 25 to 1. A risk-to-capital ratio will increase if (i) the percentage decrease in capital exceeds the percentage decrease in insured risk, or (ii) the percentage increase in capital is less than the percentage increase in insured risk. Wisconsin does not regulate capital by using a risk-to-capital measure but instead requires a minimum policyholder position ("MPP"). MGIC's "policyholder position" includes its net worth, or surplus, and its contingency reserve.

At December 31, 2023, MGIC's risk-to-capital ratio was 10.2 to 1, below the maximum allowed by the jurisdictions with State Capital Requirements, and its policyholder position was $3.6 billion above the required MPP of $2.2 billion. Our risk-to-capital ratio and MPP reflect credit for the risk ceded under our reinsurance agreements with unaffiliated reinsurers. If MGIC is not allowed an agreed level of credit under the State Capital Requirements, MGIC may terminate the reinsurance transactions, without penalty.

The NAIC established a Mortgage Guaranty Insurance Working Group to determine and make recommendations to the NAIC's Financial Condition Committee as to what, if any, changes to make to the solvency and other regulations relating to mortgage guaranty insurers. A draft of a revised Mortgage Guaranty Insurance Model Act was adopted by the Financial Condition Committee in July 2023 and by the Executive Committee and Plenary NAIC in August 2023. The revised Model Act includes requirements relating to, among other things: (i) capital and minimum capital requirements, and contingency reserves; (ii) restrictions on mortgage insurers' investments in notes secured by mortgages; (iii) prudent underwriting standards and formal underwriting guidelines; (iv) the establishment of formal, internal "Mortgage Guaranty Quality Control Programs" with respect to in-force business; and (v) reinsurance and prohibitions on captive reinsurance arrangements. It is uncertain when the revised Model Act will be adopted in any jurisdiction. The provisions of the Model Act, if adopted in their final form, are not expected to have a material adverse effect on our business. It is unknown whether any changes will be made by state legislatures prior to adoption, and the effect changes, if any, will have on the mortgage guaranty insurance market generally, or on our business.

While MGIC currently meets the State Capital Requirements of Wisconsin and all other jurisdictions, it could be prevented from writing new business in the future in all jurisdictions if it fails to meet the State Capital Requirements of Wisconsin, or it could be prevented from writing new business in a particular jurisdiction if it fails to meet the State Capital Requirements of that jurisdiction, and in each case if MGIC does not obtain a waiver of such requirements. It is possible that regulatory action by one or more jurisdictions, including those that do not have specific State Capital Requirements, may prevent MGIC from continuing to write new insurance in such jurisdictions. If we are unable to write business in a particular jurisdiction, lenders may be unwilling to procure insurance from us anywhere. In addition, a lender's assessment of the future ability of our insurance operations to meet the State Capital Requirements or the PMIERs may affect its willingness to procure insurance from us. In this regard, see our risk factor titled *"Competition or changes in our relationships with our customers could reduce our revenues, reduce our premium yields and/or increase our losses."* A possible future failure by MGIC to meet the State Capital Requirements or the PMIERs will not necessarily mean that MGIC lacks sufficient resources to pay claims on its insurance liabilities. You should read the rest of these risk factors for information about matters that could negatively affect MGIC's compliance with State Capital Requirements and its claims paying resources.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could decline.

The factors that may affect the volume of low down payment mortgage originations include the health of the U.S. economy; conditions in regional and local economies and the level of consumer confidence; the health and stability of the financial services industry; restrictions on mortgage credit due to more stringent underwriting standards, liquidity issues or risk-retention and/or capital requirements affecting lenders; the level of home mortgage interest rates; housing affordability; new and existing housing availability; the rate of household formation, which is influenced, in part, by population and immigration trends; homeownership rates; the rate of home price appreciation, which in times of heavy refinancing can affect whether refinanced loans have LTV ratios that require private mortgage insurance; and government housing policy encouraging loans to first-time homebuyers. A decline in the volume of low down payment home mortgage originations could decrease demand for mortgage insurance and limit our NIW. For other factors that could decrease the demand for mortgage insurance, see our risk factor titled *"The amount of insurance we write could be adversely affected if lenders and*

investors select alternatives to private mortgage insurance or are unable to obtain capital relief for mortgage insurance."

The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance or are unable to obtain capital relief for mortgage insurance.

Alternatives to private mortgage insurance include:

• investors using risk mitigation and credit risk transfer techniques other than private mortgage insurance, or accepting credit risk without credit enhancement,

• lenders and other investors holding mortgages in portfolio and self-insuring,

• lenders using FHA, U.S. Department of Veterans Affairs ("VA") and other government mortgage insurance programs, and

• lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ("LTV") ratio and a second mortgage with a 10%, 15% or 20% LTV ratio rather than a first mortgage with a 90%, 95% or 100% LTV ratio that has private mortgage insurance.

The GSEs' charters generally require credit enhancement for a low down payment mortgage loan (a loan in an amount that exceeds 80% of a home's value) in order for such loan to be eligible for purchase by the GSEs. Private mortgage insurance generally has been purchased by lenders in primary mortgage market transactions to satisfy this credit enhancement requirement. In 2018, the GSEs initiated secondary mortgage market programs with loan level mortgage default coverage provided by various (re)insurers that are not mortgage insurers governed by PMIERs, and that are not selected by the lenders. These programs, which currently account for a small percentage of the low down payment market, compete with traditional private mortgage insurance and, due to differences in policy terms, they may offer premium rates that are below prevalent single premium lender-paid mortgage insurance ("LPMI") rates. We participate in these programs from time to time. See our risk factor titled *"Changes in the business practices of Fannie Mae and Freddie Mac's ("the GSEs"), federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses"* for a discussion of various business practices of the GSEs that may be changed, including through expansion or modification of these programs.

The GSEs (and other investors) have also used other forms of credit enhancement that did not involve traditional private mortgage insurance, such as engaging in credit-linked note transactions executed in the capital markets, or using other forms of debt issuances or securitizations that transfer credit risk directly to other investors, including competitors and an affiliate of MGIC; using other risk mitigation techniques in conjunction with reduced levels of private mortgage insurance coverage; or accepting credit risk without credit enhancement.

If the FHA or other government-supported mortgage insurance programs increase their share of the mortgage insurance market, our business could be affected. The FHA's share of the low down payment residential mortgages that were subject to FHA, VA, USDA or primary private mortgage insurance was 33.2% in 2023, 26.7% in 2022, and 24.7% in 2021. Beginning in 2012, the FHA's share has been as low as 23.4% (in 2020) and as high as 42.1% (in 2012). Factors that influence the FHA's market share include relative rates and fees, underwriting guidelines and loan limits of the FHA, VA, private mortgage insurers and the GSEs; changes to the GSEs' business practices; lenders' perceptions of legal risks under FHA versus GSE programs; flexibility for the FHA to establish new products as a result of federal legislation and programs; returns expected to be obtained by lenders for Ginnie Mae securitization of FHA-insured loans compared to those obtained from selling loans to the GSEs for securitization; and differences in policy terms, such as the ability of a borrower to cancel insurance coverage under certain circumstances. On February 22, 2023, the FHA announced a 30-basis point decrease in its mortgage insurance premium rates. This rate reduction has negatively impacted our NIW. We are unable to predict the extent of any further impact on our NIW or how the factors that affect the FHA's share of NIW will change in the future.

The VA's share of the low down payment residential mortgages that were subject to FHA, VA, USDA or primary private mortgage insurance was 21.5% in 2023, 24.5% in 2022, and 30.2% in 2021. Beginning in 2012, the VA's share has been as low as 22.8% (in 2013) and as high as 30.9% (in 2020). We believe that the VA's market share grows as the number of borrowers that are eligible for the VA's program increases, and when eligible borrowers opt to use the VA program when refinancing their mortgages. The VA program offers 100% LTV ratio loans and charges a one-time funding fee that can be included in the loan amount.

In July 2023, the Federal Reserve Board, Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency proposed a revised regulatory capital rule that would impose higher capital standards on large U.S. banks. Under the proposed regulation's new expanded risk-based approach, affected banks would no longer receive risk-based capital relief for mortgage insurance on loans held in their portfolios. If adopted as proposed, the regulation is expected to have a negative effect on our NIW; however, at this time it is difficult to predict the extent of the impact.

Changes in interest rates, house prices or mortgage insurance cancellation requirements may change the length of time that our policies remain in force.

The premium from a single premium policy is collected upfront and generally earned over the estimated life of the policy. In contrast, premiums from monthly and annual premium policies are received each month or year, as applicable, and earned each month over the life of the policy. In each year, most of our premiums earned are from insurance that has been written in prior years. As a result, the length of time insurance remains in force, which is generally measured by persistency (the percentage of our insurance remaining in force from one year prior), is a significant determinant of our revenues. A higher than expected persistency rate may decrease the profitability from single premium policies because they will remain in force longer and may increase the incidence of claims that was estimated when the policies were written. A low persistency rate on monthly and annual premium policies will reduce future premiums but may also reduce the incidence of claims, while a high persistency on those policies will increase future premiums but may increase the incidence of claims.

Our annual persistency rate was 86.1% at December 31, 2023, 82.2% at December 31, 2022, and 66.0% at December 31, 2021. Since 2018, our annual persistency rate ranged from a high of 86.3% at September 30, 2023 to a low of 60.7% at March 31, 2021. Our persistency rate is primarily affected by the level of current mortgage interest rates compared to the mortgage coupon rates on our insurance in force, which affects the vulnerability of the IIF to refinancing; and the current amount of equity that borrowers have in the homes underlying our insurance in force. The amount of equity affects persistency in the following ways:

- Borrowers with significant equity may be able to refinance their loans without requiring mortgage insurance.

- The Homeowners Protection Act ("HOPA") requires servicers to cancel mortgage insurance when a borrower's LTV ratio meets or is scheduled to meet certain levels, generally based on the original value of the home and subject to various conditions and exclusions.

- The GSEs' mortgage insurance cancellation guidelines apply more broadly than HOPA and also consider a home's current value. For more information about the GSEs' guidelines and business practices, and how they may change, see our risk factor titled "*Changes in the business practices of Fannie Mae and Freddie Mac ("the GSEs"), federal legislation that changes their charters or a restructuring of the GSEs could reduce our revenues or increase our losses.*"

We are susceptible to disruptions in the servicing of mortgage loans that we insure and we rely on third-party reporting for information regarding the mortgage loans we insure.

We depend on reliable, consistent third-party servicing of the loans that we insure. An increase in delinquent loans may result in liquidity issues for servicers. When a mortgage loan that is collateral for a mortgage-backed security ("MBS") becomes delinquent, the servicer is usually required to continue to pay principal and interest to the MBS investors, generally for four months, even though the servicer is not receiving payments from borrowers. This may cause liquidity issues, especially for non-bank servicers (who service approximately 47% of the loans underlying our IIF as of December 31, 2023) because they do not have the same sources of liquidity that bank servicers have.

While there has been no disruption in our premium receipts through the fourth quarter of 2023, servicers who experience future liquidity issues may be less likely to advance premiums to us on policies covering delinquent loans or to remit premiums on policies covering loans that are not delinquent. Our policies generally allow us to cancel coverage on loans that are not delinquent if the premiums are not paid within a grace period.

An increase in delinquent loans or a transfer of servicing resulting from liquidity issues, may increase the operational burden on servicers, cause a disruption in the servicing of delinquent loans and reduce servicers' abilities to undertake mitigation efforts that could help limit our losses.

The information presented in this report and on our website with respect to the mortgage loans we insure is based on information reported to us by third parties, including the servicers and originators of the mortgage loans, and information presented may be subject to lapses or inaccuracies in reporting from such third parties. In many cases, we may not be aware that information reported to us is incorrect until such time as a claim is made

against us under the relevant insurance policy. We do not consistently receive monthly policy status information from servicers for single premium policies, and may not be aware that the mortgage loans insured by such policies have been repaid. We periodically attempt to determine if coverage is still in force on such policies by asking the last servicer of record or through the periodic reconciliation of loan information with certain servicers. It may be possible that our reports continue to reflect, as active, policies on mortgage loans that have been repaid.

Risk Factors Relating to Our Business Generally

If our risk management programs are not effective in identifying, or adequate in controlling or mitigating, the risks we face, or if the models used in our businesses are inaccurate, it could have a material adverse impact on our business, results of operations and financial condition.

Our enterprise risk management program, described in "Business - Our Products and Services - Risk Management" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2023, may not be effective in identifying, or adequate in controlling or mitigating, the risks we face in our business.

We employ proprietary and third-party models for a wide range of purposes, including the following: projecting losses, premiums, expenses, and returns; pricing products (through our risk-based pricing system); determining the techniques used to underwrite insurance; estimating reserves; evaluating risk; determining internal capital requirements; and performing stress testing. These models rely on estimates, projections, and assumptions that are inherently uncertain and may not always operate as intended. This can be especially true when extraordinary events occur, such as wars, periods of extreme inflation, pandemics, or environmental disasters related to changing climatic conditions. In addition, our models are being continuously updated over time. Changes in models or model assumptions could lead to material changes in our future expectations, returns, or financial results.   The models we employ are complex, which could increase our risk of error in their design, implementation, or use. Also, the associated input data, assumptions, and calculations may not always be correct or accurate and the controls we have in place to mitigate these risks may not be effective in all cases. The risks related to our models may increase when we change assumptions, methodologies, or modeling platforms. Moreover, we may use information we receive through enhancements to refine or otherwise change existing assumptions and/or methodologies.

Information technology system failures or interruptions may materially impact our operations and/or adversely affect our financial results.

We are heavily dependent on our information technology systems to conduct our business. Our ability to efficiently operate our business depends significantly on the reliability and capacity of our systems and technology. The failure of our systems and technology, or our disaster recovery and business continuity plans, to operate effectively could affect our ability to provide our products and services to customers, reduce efficiency, or cause delays in operations. Significant capital investments might be required to remediate any such problems. We are also dependent on our ongoing relationships with key technology providers, including provisioning of their products and technologies, and their ability to support those products and technologies. The inability of these providers to successfully provide and support those products could have an adverse impact on our business and results of operations.

From time to time we upgrade, automate or otherwise transform our information systems, business processes, risk-based pricing system, and our system for evaluating risk. Certain information systems have been in place for a number of years and it has become increasingly difficult to support their operation. The implementation of technological and business process improvements, as well as their integration with customer and third-party systems when applicable, is complex, expensive and time consuming. If we fail to timely and successfully implement and integrate the new technology systems, if the third party providers upon which we are reliant do not perform as expected, if our legacy systems fail to operate as required, or if the upgraded systems and/or transformed and automated business processes do not operate as expected, it could have a material adverse impact on our business, business prospects and results of operations.

We could be materially adversely affected by a cybersecurity breach or failure of information security controls.

As part of our business, we maintain large amounts of confidential and proprietary information both on our own servers and those of cloud computing services. This includes personal information of consumers and our employees. Personal information is subject to an increasing number of federal and state laws and regulations regarding privacy and data security, as well as contractual commitments. Any failure or perceived failure by us, or by the vendors with whom we share this information, to comply with such obligations may result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties or customer dissatisfaction.

All information technology systems are potentially vulnerable to damage or interruption from a variety of sources, including by cyber attacks, such as those involving ransomware. We regularly defend against threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. Threats have the potential to jeopardize the information processed and stored in, and transmitted through, our computer systems and networks and otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties or customer dissatisfaction. We could be similarly affected by threats against our vendors and/or third-parties with whom we share information.

Globally, attacks are expected to continue accelerating in both frequency and sophistication with increasing use by actors of tools and techniques that may hinder the Company's ability to identify, investigate and recover from incidents. Such attacks may also increase as a result of retaliation by threat actors against actions taken by the U.S. and other countries in connection with wars and other global events. The Company operates under a hybrid workforce model and such model may be more vulnerable to security breaches.

While we have information security policies and systems in place to secure our information technology systems and to prevent unauthorized access to or disclosure of sensitive information, there can be no assurance with respect to our systems and those of our third-party vendors that unauthorized access to the systems or disclosure of the sensitive information, either through the actions of third parties or employees, will not occur. Due to our reliance on information technology systems, including ours and those of our customers and third-party service providers, and to the sensitivity of the information that we maintain, unauthorized access to the systems or disclosure of the information could adversely affect our reputation, severely disrupt our operations, result in a loss of business and expose us to material claims for damages and may require that we provide free credit monitoring services to individuals affected by a security breach.

Should we experience an unauthorized disclosure of information or a cyber attack, including those involving ransomware, some of the costs we incur may not be recoverable through insurance, or legal or other processes, and this may have a material adverse effect on our results of operations.

Our underwriting practices and the mix of business we write affects our Minimum Required Assets under the PMIERs, our premium yields and the likelihood of losses occurring.

The Minimum Required Assets under the PMIERs are, in part, a function of the direct risk-in-force and the risk profile of the loans we insure, considering LTV ratio, credit score, vintage, Home Affordable Refinance Program ("HARP") status and delinquency status; and whether the loans were insured under lender-paid mortgage insurance policies or other policies that are not subject to automatic termination consistent with the Homeowners Protection Act requirements for borrower-paid mortgage insurance. Therefore, if our direct risk-in-force increases through increases in NIW, or if our mix of business changes to include loans with higher LTV ratios or lower FICO scores, for example, all other things equal, we will be required to hold more Available Assets in order to maintain GSE eligibility.

The percentage of our NIW from all single premium policies was 4.0% in 2023. Beginning in 2012, the annual percentage of our NIW from single policies has been as low as 4.3% in 2022 and as high as 20.4% in 2015. Depending on the actual life of a single premium policy and its premium rate relative to that of a monthly premium policy, a single premium policy may generate more or less premium than a monthly premium policy over its life.

As discussed in our risk factor titled "*Reinsurance may not always be available or its cost may increase,*" we have in place various QSR transactions. Although the transactions reduce our premiums, they have a lesser impact on our overall results, as losses ceded under the transactions reduce our losses incurred and the ceding commissions we receive reduce our underwriting expenses. The effect of the QSR transactions on the various components of pre-tax income will vary from period to period, depending on the level of ceded losses incurred. We also have in place various XOL reinsurance transactions under which we cede premiums. Under the XOL reinsurance transactions, for the respective reinsurance coverage periods, we retain the first layer of aggregate losses and the reinsurers provide second layer coverage up to the outstanding reinsurance coverage amount.

In addition to the effect of reinsurance on our premiums, we expect a decline in our premium yield (net premiums earned divided by the average insurance in force) over time as a large percentage of our current IIF is from book years with lower premium rates due a decline in premium rates in recent years resulting from pricing competition, insuring mortgages with lower risk characteristics, lower required capital, and certain policies undergoing premium rate resets on their ten-year anniversaries. Refinance transactions on single premium policies benefit

our premium yield due to the impact of accelerated earned premium from cancellation prior to their estimated life. Recent low levels of refinance transactions have reduced that benefit.

Our ability to rescind insurance coverage became more limited for new insurance written beginning in mid-2012, and it became further limited for new insurance written under our revised master policy that became effective March 1, 2020. These limitations may result in higher losses paid than would be the case under our previous master policies.

From time to time, in response to market conditions, we change the types of loans that we insure. We also may change our underwriting guidelines, including by agreeing with certain approval recommendations from a GSE automated underwriting system. We also make exceptions to our underwriting requirements on a loan-by-loan basis and for certain customer programs. Our underwriting requirements are available on our website at http://www.mgic.com/underwriting/index.html.

Even when home prices are stable or rising, mortgages with certain characteristics have higher probabilities of claims. As of December 31, 2023, mortgages with these characteristics in our primary risk in force included mortgages with LTV ratios greater than 95% (16%), mortgages with borrowers having FICO scores below 680 (7%), including those with borrowers having FICO scores of 620-679 (6%), mortgages with limited underwriting, including limited borrower documentation (1%), and mortgages with borrowers having DTI ratios greater than 45% (or where no ratio is available) (18%), each attribute is determined at the time of loan origination. Loans with more than one of these attributes accounted for 5% of our primary risk in force as of December 31, 2023, and 4% of our primary risk in force as of December 31, 2022 and December 31, 2021. When home prices increase, interest rates increase and/or the percentage of our NIW from purchase transactions increases, our NIW on mortgages with higher LTV ratios and higher DTI ratios may increase. Our NIW on mortgages with LTV ratios greater than 95% was 12% in 2023 and 2022. Our NIW on mortgages with DTI ratios greater than 45% was 26% in 2023 and 21% in 2022.

From time to time, we change the processes we use to underwrite loans. For example: we rely on information provided to us by lenders that was obtained from certain of the GSEs' automated appraisal and income verification tools, which may produce results that differ from the results that would have been determined using different methods; we accept GSE appraisal waivers for certain refinance loans; and we accept GSE appraisal flexibilities that allow property valuations in certain transactions to be based on appraisals that do not involve an onsite or interior inspection of the property. Our acceptance of automated GSE appraisal and income verification tools, GSE appraisal waivers and GSE appraisal flexibilities may affect our pricing and risk assessment. We also continue to further automate our underwriting processes and it is possible that our automated processes result in our insuring loans that we would not otherwise have insured under our prior processes.

Approximately 71% of our NIW during 2023 and 72% of our 2022 NIW was originated under delegated underwriting programs pursuant to which the loan originators had authority on our behalf to underwrite the loans for our mortgage insurance. For loans originated through a delegated underwriting program, we depend on the originators' compliance with our guidelines and rely on the originators' representations that the loans being insured satisfy the underwriting guidelines, eligibility criteria and other requirements. While we have established systems and processes to monitor whether certain aspects of our underwriting guidelines were being followed by the originators, such systems may not ensure that the guidelines were being strictly followed at the time the loans were originated.

The widespread use of risk-based pricing systems by the private mortgage insurance industry (discussed in our risk factor titled *"Competition or changes in our relationships with our customers could reduce our revenues, reduce our premium yields and / or increase our losses"*) makes it more difficult to compare our premium rates to those offered by our competitors. We may not be aware of industry rate changes until we observe that our mix of new insurance written has changed and our mix may fluctuate more as a result.

If state or federal regulations or statutes are changed in ways that ease mortgage lending standards and/or requirements, or if lenders seek ways to replace business in times of lower mortgage originations, it is possible that more mortgage loans could be originated with higher risk characteristics than are currently being originated, such as loans with lower FICO scores and higher DTI ratios. The focus of the new FHFA leadership on increasing homeownership opportunities for borrowers is likely to have this effect. Lenders could pressure mortgage insurers to insure such loans, which are expected to experience higher claim rates. Although we attempt to incorporate these higher expected claim rates into our underwriting and pricing models, there can be no assurance that the premiums earned and the associated investment income will be adequate to compensate for actual losses paid even under our current underwriting requirements.

The premiums we charge may not be adequate to compensate us for our liabilities for losses and as a result any inadequacy could materially affect our financial condition and results of operations.

When we set our premiums at policy issuance, we have expectations regarding likely performance of the insured risks over the long term. Generally, we cannot cancel mortgage insurance coverage or adjust renewal premiums during the life of a policy. As a result, higher than anticipated claims generally cannot be offset by premium increases on policies in force or mitigated by our non-renewal or cancellation of insurance coverage. Our premiums are subject to approval by state regulatory agencies, which can delay or limit our ability to increase premiums on future policies. In addition, our customized rate plans may delay our ability to increase premiums on future policies covered by such plans. The premiums we charge, the investment income we earn and the amount of reinsurance we carry may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to customers. An increase in the number or size of claims, compared to what we anticipated when we set the premiums, could adversely affect our results of operations or financial condition. Our premium rates are also based in part on the amount of capital we are required to hold against the insured risk. If the amount of capital we are required to hold increases from the amount we were required to hold when we set the premiums, our returns may be lower than we assumed. For a discussion of the amount of capital we are required to hold, see our risk factor titled "*We may not continue to meet the GSEs' private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility.*"

Actual or perceived instability in the financial services industry or non-performance by financial institutions or transactional counterparties could materially impact our business.

Limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry with which we do business, or concerns or rumors about the possibility of such events, have in the past and may in the future lead to market-wide liquidity problems. Such conditions may negatively impact our results and/or financial condition. While we are unable to predict the full impact of these conditions, they may lead to among other things: disruption to the mortgage market, delayed access to deposits or other financial assets; losses of deposits in excess of federally-insured levels; reduced access to, or increased costs associated with, funding sources and other credit arrangements adequate to finance our current or future operations; increased regulatory pressure; the inability of our counterparties and/or customers to meet their obligations to us; economic downturn; and rising unemployment levels. Refer to our risk factor titled "*Downturns in the domestic economy or declines in home prices may result in more homeowners defaulting and our losses increasing, with a corresponding decrease in our returns*" for more information about the potential effects of a deterioration of economic conditions on our business.

We routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, reinsurers, and our customers. Many of these transactions expose us to credit risk and losses in the event of a default by a counterparty or customer. Any such losses could have a material adverse effect on our financial condition and results of operations.

We rely on our management team and our business could be harmed if we are unable to retain qualified personnel or successfully develop and/or recruit their replacements.

Our success depends, in part, on the skills, working relationships and continued services of our management team and other key personnel. The unexpected departure of key personnel could adversely affect the conduct of our business. In such event, we would be required to obtain other personnel to manage and operate our business. In addition, we will be required to replace the knowledge and expertise of our aging workforce as our workers retire. In either case, there can be no assurance that we would be able to develop or recruit suitable replacements for the departing individuals; that replacements could be hired, if necessary, on terms that are favorable to us; or that we can successfully transition such replacements in a timely manner. We currently have not entered into any employment agreements with our officers or key personnel. Volatility or lack of performance in our stock price may affect our ability to retain our key personnel or attract replacements should key personnel depart. Without a properly skilled and experienced workforce, our costs, including productivity costs and costs to replace employees may increase, and this could negatively impact our earnings.

Competition or changes in our relationships with our customers could reduce our revenues, reduce our premium yields and / or increase our losses.

The private mortgage insurance industry is highly competitive and is expected to remain so. We believe we currently compete with other private mortgage insurers based on premium rates, underwriting requirements, financial strength (including based on credit or financial strength ratings), customer relationships, name

recognition, reputation, strength of management teams and field organizations, the ancillary products and services provided to lenders, and the effective use of technology and innovation in the delivery and servicing of our mortgage insurance products.

Our relationships with our customers, which may affect the amount of our NIW, could be adversely affected by a variety of factors, including if our premium rates are higher than those of our competitors, our underwriting requirements are more restrictive than those of our competitors, our customers are dissatisfied with our claims-paying practices (including insurance policy rescissions and claim curtailments), or the availability of alternatives to mortgage insurance.

In recent years, the industry has materially reduced its use of standard rate cards, which were fairly consistent among competitors, and correspondingly increased its use of (i) pricing systems that use a spectrum of filed rates to allow for formulaic, risk-based pricing based on multiple attributes that may be quickly adjusted within certain parameters, and (ii) customized rate plans. The widespread use of risk-based pricing systems by the private mortgage insurance industry makes it more difficult to compare our rates to those offered by our competitors. We may not be aware of industry rate changes until we observe that our volume of NIW has changed. In addition, business under customized rate plans is awarded by certain customers for only limited periods of time. As a result, our NIW may fluctuate more than it had in the past. Failure to maintain our business relationships and business volumes with our largest customers could materially impact our business. Regarding the concentration of our new business, our top ten customers accounted for approximately 37% and 33% in the twelve months ended December 31, 2023 and December 31, 2022, respectively.

We monitor various competitive and economic factors while seeking to balance both profitability and market share considerations in developing our pricing strategies. Our premium yield is expected to decline over time as older insurance policies with premium rates that are generally higher run off and new insurance policies with premium rates that are generally lower remain on our books.

Certain of our competitors have access to capital at a lower cost than we do (including, through off-shore intercompany reinsurance vehicles, which have tax advantages that may increase if U.S. corporate income taxes increase). As a result, they may be able to achieve higher after-tax rates of return on their NIW compared to us, which could allow them to leverage reduced premium rates to gain market share, and they may be better positioned to compete outside of traditional mortgage insurance, including by participating in alternative forms of credit enhancement pursued by the GSEs discussed in our risk factor titled "*The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance or are unable to obtain capital relief for mortgage insurance.*"

Adverse rating agency actions could have a material adverse impact on our business, results of operations and financial condition.

Financial strength ratings, which various rating agencies publish as independent opinions of an insurer's financial strength and ability to meet ongoing insurance and contract obligations, are important to maintaining public confidence in our mortgage insurance coverage and our competitive position. PMIERs requires approved insurers to maintain at least one rating with a rating agency acceptable to the respective GSEs. Downgrades in our financial strength ratings could materially affect our business and results of operations, including in the ways described below:

• Our failure to maintain a rating acceptable to the GSEs could impact our eligibility as an approved insurer under PMIERs.

• A downgrade in our financial strength ratings could result in increased scrutiny of our financial condition by the GSEs and/or our customers, potentially resulting in a decrease in the amount of our NIW.

• If we are unable to compete effectively in the current or any future markets as a result of the financial strength ratings assigned to our insurance subsidiaries, our future NIW could be negatively affected.

• Our ability to participate in the non-GSE residential mortgage-backed securities market (the size of which has been limited since 2008, but may grow in the future), could depend on our ability to maintain and improve our investment grade ratings for our insurance subsidiaries. We could be competitively disadvantaged with some market participants because the financial strength ratings of our insurance subsidiaries are lower than those of some competitors. MGIC's financial strength rating from A.M. Best is A- (with a positive outlook), from Moody's is A3 (with a stable outlook) and from Standard & Poor's is A- (with a stable outlook).

- Financial strength ratings may also play a greater role if the GSEs no longer operate in their current capacities, for example, due to legislative or regulatory action. In addition, although the PMIERs do not require minimum financial strength ratings, the GSEs consider financial strength ratings to be important when using forms of credit enhancement other than traditional mortgage insurance, as discussed in our risk factor titled "*The amount of insurance we write could be adversely affected if lenders and investors select alternatives to private mortgage insurance or are unable to obtain capital relief for mortgage insurance.*" The final GSE capital framework provides more capital credit for transactions with higher rated counterparties, as well as those who are diversified. Although we are currently unaware of a direct impact on MGIC, this could potentially become a competitive disadvantage in the future.

- Downgrades to our ratings or the ratings of our mortgage insurance subsidiary could adversely affect our cost of funds, liquidity, and access to capital markets.

We are subject to the risk of legal proceedings.

We operate in a highly regulated industry that is subject to the risk of litigation and regulatory proceedings, including related to our claims paying practices. From time to time, we are a party to material litigation and are also subject to legal and regulatory claims, assertions, actions, reviews, audits, inquiries and investigations. Additional lawsuits, legal and regulatory proceedings and inquiries or other matters may arise in the future. The outcome of future legal and regulatory proceedings, inquiries or other matters could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief which could require significant expenditures or have a material adverse effect on our business prospects, results of operations and financial condition. See our risk factor titled "*We are subject to comprehensive regulation and other requirements, which we may fail to satisfy*" for additional information about risks related to government enforcement actions.

From time to time, we are involved in disputes and legal proceedings in the ordinary course of business. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course disputes and legal proceedings will not have a material adverse effect on our financial position or results of operations. Under ASC 450-20, until a loss associated with settlement discussions or legal proceedings becomes probable and can be reasonably estimated, we do not accrue an estimated loss. When we determine that a loss is probable and can be reasonably estimated, we record our best estimate of our probable loss. In those cases, until settlement negotiations or legal proceedings are concluded it is possible that we will record an additional loss.

Our success depends, in part, on our ability to manage risks in our investment portfolio.

Our investment portfolio is an important source of revenue and is our primary source of claims paying resources. Although our investment portfolio consists mostly of highly-rated fixed income investments, our investment portfolio is affected by general economic conditions and tax policy, which may adversely affect the markets for credit and interest-rate-sensitive securities, including the extent and timing of investor participation in these markets, the level and volatility of interest rates and credit spreads and, consequently, the value of our fixed income securities. Prevailing market rates have increased for various reasons, including inflationary pressures, which has reduced the fair value of our investment portfolio holdings relative to their amortized cost. The value of our investment portfolio may also be adversely affected by ratings downgrades, increased bankruptcies, and credit spreads widening. In addition, the collectability and valuation of our municipal bond portfolio may be adversely affected by budget deficits, and declining tax bases and revenues experienced by state and local municipalities. Our investment portfolio also includes commercial mortgage-backed securities, collateralized loan obligations, and asset-backed securities, which could be adversely affected by declines in real estate valuations, increases in unemployment, geopolitical risks and/or financial market disruption, including more restrictive lending conditions and a heightened collection risk on the underlying loans. As a result of these matters, we may not achieve our investment objectives and a reduction in the market value of our investments could have an adverse effect on our liquidity, financial condition and results of operations.

We carry certain financial instruments at fair value and disclose the fair value of all financial instruments. Valuations use inputs and assumptions that are not always observable or may require estimation; valuation methods may be complex and may also require estimation, thereby resulting in values that are less certain and may vary significantly from the value at which the investments may be ultimately sold. For additional information about the methodologies, estimates and assumptions we use in determining the fair value of our investments refer to Note 3 of Item 8 in Part II our Annual Report on Form 10-K for the year ended December 31, 2023 - "Fair Value Measurements."

Federal budget deficit concerns and the potential for political conflict over the U.S. government's debt limit may increase the possibility of a default by the U.S. government on its debt obligations, related credit-rating

downgrades, or an economic recession in the United States. Many of our investment securities are issued by the U.S. government and government agencies and sponsored entities. As a result of uncertain domestic political conditions, including potential future federal government shutdowns, the possibility of the federal government defaulting on its obligations due to debt ceiling limitations or other unresolved political issues, investments in financial instruments issued or guaranteed by the federal government pose liquidity risks. Any potential downgrades by rating agencies in long-term sovereign credit ratings, as well as sovereign debt issues facing the governments of other countries, could have a material adverse impact on financial markets and economic conditions worldwide.

For the significant portion of our investment portfolio that is held by MGIC, to receive full capital credit under insurance regulatory requirements and under the PMIERs, we generally are limited to investing in investment grade fixed income securities whose yields reflect their lower credit risk profile. Our investment income depends upon the size of the portfolio and its reinvestment at prevailing interest rates. A prolonged period of low investment yields would have an adverse impact on our investment income as would a decrease in the size of the portfolio.

We structure our investment portfolio to satisfy our expected liabilities, including claim payments in our mortgage insurance business. If we underestimate our liabilities or improperly structure our investments to meet these liabilities, we could have unexpected losses resulting from the forced liquidation of fixed income investments before their maturity, which could adversely affect our results of operations.

Our holding company debt obligations are material.

At December 31, 2023, we had approximately $918 million in cash and investments at our holding company and our holding company's long-term debt obligations were $650 million in aggregate principal amount. Annual debt service on the long-term debt obligations outstanding as of December 31, 2023, is approximately $34 million.

The long-term debt obligations are owed by our holding company, MGIC Investment Corporation, and not its subsidiaries. The payment of dividends from MGIC is the principal source of our holding company cash inflow. Other sources of holding company cash inflow include investment income and raising capital in the public markets. The payment of dividends on our common shares in the future depends largely on the earnings and cash flows of MGIC, and is additionally subject to regulatory approval as described below. Although MGIC holds assets in excess of its minimum statutory capital requirements and its PMIERs financial requirements, the ability of MGIC to pay dividends is restricted by insurance regulation. In general, dividends in excess of prescribed limits are deemed "extraordinary" and may not be paid if disapproved by the OCI. In 2024, MGIC can pay $64 million of ordinary dividends without OCI approval, before taking into consideration dividends paid in the preceding twelve months. A dividend is extraordinary when the proposed dividend amount plus dividends paid in the last twelve months from the dividend payment date exceed the ordinary dividend level. In the twelve months ended December 31, 2023, MGIC paid $600 million in dividends to the holding company. Future dividend payments from MGIC to the holding company will be determined in consultation with the board of directors, and after considering any updated estimates about our business.

If any capital contributions to our subsidiaries are required, such contributions would decrease our holding company cash and investments.

Your ownership in our company may be diluted by additional capital that we raise.

As noted above under our risk factor titled *"We may not continue to meet the GSEs' private mortgage insurer eligibility requirements and our returns may decrease if we are required to maintain more capital in order to maintain our eligibility,"* although we are currently in compliance with the requirements of the PMIERs, there can be no assurance that we would not seek to issue additional debt capital or to raise additional equity or equity-linked capital to manage our capital position under the PMIERs or for other purposes. Any future issuance of equity securities may dilute your ownership interest in our company. In addition, the market price of our common stock could decline as a result of sales of a large number of shares or similar securities in the market or the perception that such sales could occur.

The price of our common stock may fluctuate significantly, which may make it difficult for holders to resell common stock when they want or at a price they find attractive.

The market price for our common stock may fluctuate significantly. In addition to the risk factors described herein, the following factors may have an adverse impact on the market price for our common stock: changes in general conditions in the economy, the mortgage insurance industry or the financial stability of markets and financial services industry; announcements by us or our competitors of acquisitions or strategic initiatives; our

actual or anticipated quarterly and annual operating results; changes in expectations of future financial performance (including incurred losses on our insurance in force); changes in estimates of securities analysts or rating agencies; actual or anticipated changes in our share repurchase program or dividends; changes in operating performance or market valuation of companies in the mortgage insurance industry; the addition or departure of key personnel; changes in tax law; and adverse press or news announcements affecting us or the industry. In addition, ownership by certain types of investors may affect the market price and trading volume of our common stock. For example, ownership in our common stock by investors such as index funds and exchange-traded funds can affect the stock's price when those investors must purchase or sell our common stock because the investors have experienced significant cash inflows or outflows, the index to which our common stock belongs has been rebalanced, or our common stock is added to and/or removed from an index (due to changes in our market capitalization, for example).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our internal control over financial reporting using the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the consolidated financial statements and effectiveness of internal control over financial reporting as of December 31, 2023, as stated in their report which appears herein.

CHANGES IN INTERNAL CONTROL DURING THE FOURTH QUARTER

There are no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MGIC Investment Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of MGIC Investment Corporation and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedules listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Loss Reserves – Primary Case Reserves

As described in Notes 3 and 8 to the consolidated financial statements, the Company establishes case reserves for estimated insurance losses when notices of delinquency on insured mortgage loans are received. As of December 31, 2023, the Company's recorded loss reserves were $505 million. A significant portion of total loss reserves relate to primary case reserves established for the Company's primary insurance business. Case reserves are established by estimating the number of loans in the delinquency inventory that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. The Company's case reserve estimates are primarily established based upon historical experience, including rescissions of policies, curtailments of claims, and loan modification activity. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy, including unemployment and the current and future strength of local housing markets; exposure on insured loans; the amount of time between delinquency and claim filing; and curtailments and rescissions. The principal considerations for our determination that performing procedures relating to the valuation of loss reserves – primary case reserves is a critical audit matter are (i) the significant judgment by management when developing the estimate of the primary case reserves; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the audit evidence relating to the claim rate and claim severity significant assumptions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of loss reserves, including controls over the development of significant assumptions related to the claim rate and claim severity. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent estimate of the primary case reserves and comparing this independent estimate to management's recorded primary case reserves to evaluate the reasonableness of the recorded primary case reserves. Developing the independent estimate involved testing the completeness and accuracy of data provided by management and independently developing assumptions related to the claim rate and claim severity.

/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
February 21, 2024

We have served as the Company's auditor since 1985, which includes periods before the Company became subject to SEC reporting requirements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands)	Note	December 31, 2023	December 31, 2022
Assets			
Investment portfolio:	5 / 6		
Fixed income, available-for-sale, at fair value (amortized cost 2023 - $5,939,483; 2022 - $5,859,688)		$ 5,601,540	$ 5,342,667 (1)
Short-term, fixed income, available-for-sale, at fair value (amortized cost 2023 - $121,539; 2022 - $67,097)		121,573	67,031 (1)
Equity securities, at fair value (cost, 2023 - $16,025; 2022 - $15,924)		14,771	14,140
Other invested assets, at cost		850	850
Total investment portfolio		5,738,734	5,424,688
Cash and cash equivalents		363,666	327,384
Restricted cash and cash equivalents		6,978	5,529
Accrued investment income		58,774	55,178
Reinsurance recoverable on loss reserves	9	33,302	28,240
Reinsurance recoverable on paid losses	9	9,896	18,081
Premiums receivable		58,499	58,000
Home office and equipment, net		38,755	41,419
Deferred insurance policy acquisition costs		14,591	19,062
Deferred income taxes, net	12	79,782	124,769
Other assets		135,403	111,443
Total assets		$ 6,538,380	$ 6,213,793
Liabilities and shareholders' equity			
Liabilities:			
Loss reserves	8	$ 505,379	$ 557,988
Unearned premiums		157,779	195,289
Senior notes	7	643,196	641,724
Convertible junior subordinated debentures	7	—	21,086
Other liabilities		160,009	154,966
Total liabilities		1,466,363	1,571,053
Contingencies	17		
Shareholders' equity:	13		
Common stock ($1.00 par value, shares authorized 1,000,000; shares issued 2023 - 371,353; 2022 - 371,353; shares outstanding 2023 - 272,494; 2022 - 293,433)		371,353	371,353
Paid-in capital		1,808,113	1,798,842
Treasury stock at cost (shares 2023 - 98,859; 2022 - 77,920)		(1,384,293)	(1,050,238)
Accumulated other comprehensive income (loss), net of tax	10	(316,281)	(481,511)
Retained earnings		4,593,125	4,004,294
Total shareholders' equity		5,072,017	4,642,740
Total liabilities and shareholders' equity		$ 6,538,380	$ 6,213,793

(1) Certain amounts have been reclassified to conform with current year presentation

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Note	Years Ended December 31, 2023	2022	2021
Revenues:				
Premiums written:				
Direct		**$ 1,105,027**	$ 1,108,570	$ 1,123,117
Assumed		**12,835**	8,535	8,924
Ceded	9	**(202,821)**	(156,373)	(163,031)
Net premiums written		**915,041**	960,732	969,010
Decrease (increase) in unearned premiums		**37,510**	46,401	45,409
Net premiums earned	9	**952,551**	1,007,133	1,014,419
Investment income, net of expenses	5	**214,740**	167,476	156,438
Net gains (losses) on investments and other financial instruments	5	**(14,141)**	(7,463)	5,861
Other revenue		**1,952**	5,639	8,957
Total revenues		**1,155,102**	1,172,785	1,185,675
Losses and expenses:				
Losses incurred, net	8 / 9	**(20,856)**	(254,565)	64,577
Amortization of deferred insurance policy acquisition costs		**10,820**	12,366	12,602
Other underwriting and operating expenses, net		**226,004**	236,697	198,445
Loss on debt extinguishment	7	**—**	40,199	36,914
Interest expense	7	**36,905**	48,054	71,360
Total losses and expenses		**252,873**	82,751	383,898
Income before tax		**902,229**	1,090,034	801,777
Provision for income taxes	12	**189,280**	224,685	166,794
Net income		**$ 712,949**	$ 865,349	$ 634,983
Earnings per share:	4			
Basic		**$ 2.51**	$ 2.83	$ 1.90
Diluted		**$ 2.49**	$ 2.79	$ 1.85
Weighted average common shares outstanding - basic	4	**283,605**	305,847	334,330
Weighted average common shares outstanding - diluted	4	**287,155**	311,229	351,308

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years Ended December 31,		
(In thousands)	Note	**2023**	2022	2021
Net income		$ **712,949**	$ 865,349	$ 634,983
Other comprehensive income (loss), net of tax:	10			
Change in unrealized investment gains and losses	5	**141,548**	(558,534)	(122,099)
Benefit plans adjustment	11	**23,682**	(42,674)	24,975
Other comprehensive income (loss), net of tax		**165,230**	(601,208)	(97,124)
Comprehensive income		$ **878,179**	$ 264,141	$ 537,859

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)	Note	Years Ended December 31,		
		2023	2022	2021
Common stock				
Balance, beginning and end of year		**371,353**	371,353	371,353
Paid-in capital				
Balance, beginning of year		**1,798,842**	1,794,906	1,862,042
Cumulative effect of debt with conversion options accounting standards update		**—**	—	(68,289)
Balance, beginning of period, as adjusted		**1,798,842**	1,794,906	1,793,753
Conversion of 9% Debentures, net of tax	7	**(5,315)**	—	—
Reissuance of treasury stock, net under share-based compensation plans		**(17,021)**	(20,835)	(15,956)
Equity compensation		**31,607**	24,771	17,109
Balance, end of year		**1,808,113**	1,798,842	1,794,906
Treasury stock				
Balance, beginning of year		**(1,050,238)**	(675,265)	(393,326)
Purchases of common stock	13	**(343,819)**	(385,714)	(290,818)
Reissuance of treasury stock, net under share-based compensation plans		**9,764**	10,741	8,879
Balance, end of year		**(1,384,293)**	(1,050,238)	(675,265)
Accumulated other comprehensive income (loss)				
Balance, beginning of year		**(481,511)**	119,697	216,821
Other comprehensive income (loss)	10	**165,230**	(601,208)	(97,124)
Balance, end of year		**(316,281)**	(481,511)	119,697
Retained earnings				
Balance, beginning of year		**4,004,294**	3,250,691	2,642,096
Cumulative effect of debt with conversion options accounting standards update		**—**	—	68,289
Balance, beginning of period, as adjusted		**4,004,294**	3,250,691	2,710,385
Net income		**712,949**	865,349	634,983
Cash dividends	13	**(124,118)**	(111,746)	(94,677)
Balance, end of year		**4,593,125**	4,004,294	3,250,691
Total shareholders' equity		**$ 5,072,017**	$ 4,642,740	$ 4,861,382

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
(In thousands)	**2023**	2022	2021
Cash flows from operating activities:			
Net income	**$ 712,949**	$ 865,349	$ 634,983
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and other amortization	**35,230**	54,252	66,014
Deferred tax expense (benefit)	**1,065**	(4,367)	5,188
Equity compensation	**31,607**	24,771	17,109
Loss on debt extinguishment	**—**	40,199	36,914
Net (gains) losses on investments and other financial instruments	**14,141**	7,463	(5,861)
Change in certain assets and liabilities:			
Accrued investment income	**(3,596)**	(3,276)	(1,905)
Reinsurance recoverable on loss reserves	**(5,062)**	38,665	28,137
Reinsurance recoverable on paid losses	**8,185**	18,194	(35,606)
Premiums receivable	**(499)**	(1,460)	(496)
Deferred insurance policy acquisition costs	**4,471**	2,609	(110)
Profit commission receivable	**5,108**	4,724	(19,245)
Loss reserves	**(52,609)**	(325,534)	2,985
Unearned premiums	**(37,510)**	(46,401)	(45,409)
Return premium accrual	**(4,400)**	(11,800)	7,200
Current income taxes	**(4,143)**	(8,549)	5,429
Other, net	**8,025**	(4,827)	990
Net cash provided by operating activities	**712,962**	650,012	696,317
Cash flows from investing activities:			
Purchases of investments	**(1,469,540)**	(674,406)	(1,531,129)
Proceeds from sales of investments	**376,598**	399,661	473,904
Proceeds from maturity of fixed income securities	**913,415**	688,484	900,591
Proceeds from sale of property and equipment	**2,336**	—	—
Additions to property and equipment	**(1,999)**	(3,254)	(4,115)
Net cash (used in) provided by investing activities	**(179,190)**	410,485	(160,749)
Cash flows from financing activities:			
Conversion / purchase of convertible junior subordinated debentures	**(28,637)**	(89,118)	(98,610)
Redemption of 5.75% senior notes	**—**	(242,296)	—
Repayment of FHLB advance	**—**	(155,000)	—
Cash portion of loss on debt extinguishment	**—**	(39,514)	(36,914)
Repurchase of common stock	**(337,182)**	(385,573)	(290,818)
Dividends paid	**(122,965)**	(110,947)	(94,219)
Payment of withholding taxes related to share-based compensation net share settlement	**(7,257)**	(10,094)	(6,729)
Net cash used in financing activities	**(496,041)**	(1,032,542)	(527,290)
Net increase in cash and cash equivalents and restricted cash and cash equivalents	**37,731**	27,955	8,278
Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	**332,913**	304,958	296,680
Cash and cash equivalents and restricted cash and cash equivalents at end of year	**$ 370,644**	$ 332,913	$ 304,958

See accompanying notes to consolidated financial statements.

Note 1. Nature of Business

MGIC Investment Corporation is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC"), is principally engaged in the mortgage insurance business. We provide mortgage insurance to lenders throughout the United States and to government sponsored entities to protect against loss from defaults on low down payment residential mortgage loans. Primary mortgage insurance provides mortgage default protection on individual loans and covers a percentage of the unpaid loan principal, delinquent interest and certain expenses associated with the default and subsequent foreclosure or sale approved by us, of the underlying property. MGIC Assurance Corporation ("MAC") and MGIC Indemnity Corporation ("MIC"), insurance subsidiaries of MGIC, provide insurance for certain mortgages under Fannie Mae and Freddie Mac (the "GSEs") credit risk transfer programs.

At December 31, 2023, our direct primary insurance in force ("IIF") was $293.5 billion, which represents the unpaid principal balance of loans that we insure, as reported to us, and our direct primary risk in force ("RIF") was $77.2 billion, which represents the IIF multiplied by the insurance coverage percentage.

The substantial majority of our new insurance written ("NIW") is for loans purchased by the GSEs. The current private mortgage insurer eligibility requirements ("PMIERs") of the GSEs include financial requirements, as well as business, quality control and certain transactional approval requirements. The financial requirements of the PMIERs require a mortgage insurer's "Available Assets" (generally only the most liquid assets of an insurer) to equal or exceed its "Minimum Required Assets" (which are based on an insurer's book of risk in force, calculated from tables of factors with several risk dimensions). Based on our application of the PMIERs, as of December 31, 2023, MGIC's Available Assets are in excess of its Minimum Required Assets; and MGIC is in compliance with the PMIERs and eligible to insure loans purchased by the GSEs.

Through certain non-insurance subsidiaries, we also provide certain services for the mortgage finance industry, such as contract underwriting.

Note 2. Basis of Presentation

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), as codified in the Accounting Standards Codification ("ASC"). Our consolidated financial statements include the accounts of MGIC Investment Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. In accordance with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

SUBSEQUENT EVENTS

We have considered subsequent events through the date of this filing.

Note 3. Significant Accounting Policies

CASH AND CASH EQUIVALENTS

We consider money market funds and investments with original maturities of three months or less to be cash equivalents.

RESTRICTED CASH AND CASH EQUIVALENTS

Restricted cash and cash equivalents consists of cash and money market funds held in trusts for the benefit of contractual counterparties under reinsurance agreements or for other contractual restrictions.

FAIR VALUE MEASUREMENTS

We carry certain financial instruments at fair value and disclose the fair value of all financial instruments. Our financial instruments carried at fair value are predominantly measured on a recurring basis. Financial instruments measured on a nonrecurring basis are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

The fair value of an asset or liability is defined as the price that would be received upon a sale of an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices or inputs, where available. If prices or quotes are not available, fair value is based on valuation models or other valuation techniques that consider relevant transaction characteristics (such as maturity) and use as inputs observable or unobservable market parameters including yield curves, interest rates, volatilities, equity or debt prices, and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value, as described below.

As of December 31, 2023 and 2022, we did not elect to measure any financial instruments acquired, or issued, such as our outstanding debt obligations, at fair value for which the primary basis of accounting is not fair value.

Valuation process

We use independent pricing sources to determine the fair value of a substantial majority of our financial instruments, which primarily consist of assets in our investment portfolio, but also includes cash and cash equivalents and restricted cash and cash equivalents. A variety of inputs are used; in approximate order of priority, they are: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, bids, offers, and reference data including market research publications.

Market indicators, industry, and economic events are also considered.

The inputs listed above are evaluated using a multidimensional pricing model. This model combines all inputs to arrive at a value assigned to each security. Quality controls are performed by the independent pricing sources throughout this process, which include reviewing tolerance reports, trading information, data changes, and directional moves compared to market moves.

On a quarterly basis, we perform quality controls over values received from the pricing sources which also include reviewing tolerance reports, data changes, and directional moves compared to market moves. We have not made any adjustments to the prices obtained from the independent pricing sources.

Valuation hierarchy

A three-level valuation hierarchy has been established under GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of a financial instrument as of the measurement date. To determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy, independent pricing sources, as described below, have been utilized. One price is provided per security based on observable market data. To ensure securities are appropriately classified in the fair value hierarchy, we review the pricing techniques and methodologies of the independent pricing sources and believe that their policies adequately consider market activity, either based on specific transactions for the issue valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded.

The three levels are defined as follows:

➔ Level 1 Quoted prices for identical instruments in active markets that we can access. Financial assets using Level 1 inputs primarily include U.S. Treasury securities, money market funds, treasury bills, and certain equity securities.

➔ Level 2 Quoted prices for similar instruments in active markets that we can access; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the instrument. The observable inputs are used in valuation models to calculate the fair value of the instruments. Financial assets using Level 2 inputs primarily include obligations of U.S. government corporations and agencies, corporate bonds, mortgage-backed securities, asset-backed securities, most municipal bonds, and commercial paper.

  The independent pricing sources used for our Level 2 investments vary by type of investment. See Note 6 - "Fair Value Measurements" for further information.

➔ Level 3 Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. The inputs used to derive the fair value of Level 3 securities reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Our non-financial assets that are classified as Level 3 securities consist of real estate acquired through claim settlement and embedded derivatives related to our Home Re Transactions. The fair value of real estate acquired is the lower of our acquisition cost or a percentage of the appraised value. The percentage applied to the appraised value is based upon our historical sales experience adjusted for current trends. The fair value of our embedded derivatives reflects the present value impact of the variation in investment income on the assets held by the reinsurance trusts and the contractual reference rate on Home Re Transactions used to calculate the reinsurance premiums we estimate we will pay over the estimated remaining life.

INVESTMENTS

Fixed income securities. Our fixed income securities are classified as available-for-sale and are reported at fair value. Fixed income securities with original maturities less than one year and greater than three months are classified as short-term on our consolidated balance sheet. The related unrealized investment gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income (loss) in shareholders' equity. Realized investment gains and losses on fixed income securities are reported in income based upon specific identification of securities within "Net gains (losses) on investments and other financial instruments" on the consolidated statement of operations, along with any changes in the credit allowance.

Equity securities. Equity securities are reported at fair value, except for certain securities that are carried at cost. Equity securities carried at cost are reported as Other invested assets. Realized investment gains and losses on equity securities are reported in income based upon specific identification of securities sold within "Net gains (losses) on investments and other financial instruments" on the consolidated statement of operations, along with any changes in the fair value.

Other invested assets. Other invested assets are carried at cost. These assets represent our investment in Federal Home Loan Bank of Chicago ("FHLB") stock, which due to restrictions, is required to be redeemed or sold only to the security issuer at par value.

Accrued Investment Income. We report accrued investment income separately from securities. Accrued investment income is written off through net realized investment gains (losses) if, and at the time, the issuer of the security defaults or is expected to default on payments.

Unrealized losses and allowance for credit losses

Each quarter we determine whether securities in an unrealized loss position are impaired by considering several factors including, but not limited to:

➔ our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis;

➔ the present value of the discounted cash flows we expect to collect compared to the amortized cost basis of the security;

➔ failure of the issuer to make scheduled interest or principal payments;

➔ a change in rating to below investment grade; and

➔ adverse conditions specifically related to the security, an industry, or a geographic area.

Based on our evaluation, we will record an impairment on a security if we intend to sell, if it is more likely than not that we will be required to sell it prior to recovery of its amortized cost basis, or if the present value of the discounted cash flows we expect to collect is less than the amortized cost basis of the security.

When a security is considered to be impaired, but when a sale is not intended or is not likely, the loss is separated into the portion that represents the credit loss and the portion that is due to other factors. A credit loss is recorded, subject to reversal, in the consolidated statement of operations within "Net gains (losses) on investments and other financial instruments." The loss due to other factors is recognized in accumulated other comprehensive loss, net of taxes. A credit loss is determined to exist if the present value of the discounted cash flows, using the security's original yield, expected to be collected from the security is less than the cost basis of the security.

HOME OFFICE AND EQUIPMENT

Home office and equipment is carried at cost net of depreciation. For financial reporting purposes, depreciation is determined on a straight-line basis for the home office and equipment over estimated lives ranging from 3 to 45 years. For income tax purposes, we use accelerated depreciation methods.

Home office and equipment is shown net of accumulated depreciation of $59.2 million and $57.1 million as of December 31, 2023 and 2022, respectively. Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $4.6 million, $4.9 million and $5.6 million, respectively.

DEFERRED INSURANCE POLICY ACQUISITION COSTS

Costs directly associated with the successful acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). The deferred costs are reported net of any ceding commissions received associated with our reinsurance transactions. For each underwriting year of business, these costs are amortized to income in proportion to estimated gross profits over the estimated life of the policies. We do not utilize anticipated investment income in our calculation. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are reviewed quarterly and updated when necessary to reflect actual experience and any changes to key variables such as persistency or loss development.

LOSS RESERVES

Loss reserves include case reserves, incurred but not reported ("IBNR") reserves, and loss adjustment expense ("LAE") reserves.

Case reserves and LAE reserves are established when notices of delinquency on insured mortgage loans are received. Such loans are referred to as being in our delinquency inventory. For reporting purposes, we consider a loan delinquent when it is two or more payments past due and has not become current or resulted in a claim payment. Even though the accounting standard, ASC 944, regarding accounting and reporting by insurance entities specifically excludes mortgage insurance from its guidance relating to loss reserves, we establish loss reserves using the general principles contained in the insurance standard. However, consistent with industry standards for mortgage insurers, we do not establish case reserves for future claims on insured loans that are not currently delinquent.

Case reserves are established by estimating the number of loans in our delinquency inventory that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity. Our case reserve estimates are primarily established based upon historical experience, including rescissions of policies, curtailments of claims, and loan modification activity. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. Loss reserves for reinsurance assumed are based on information provided by the ceding companies.

IBNR reserves are established for delinquencies estimated to have occurred prior to the close of an accounting period, but have not yet been reported to us. Consistent with case reserves for reported delinquencies, IBNR reserves are also established using estimated claim rates and claim severities.

LAE reserves are established for the estimated costs of settling claims, including legal and other expenses, and general expenses of administering the claims settlement process.

Loss reserves are ceded to reinsurers under our reinsurance agreements. (See "Reinsurance" discussion below. Also see Note 8 – "Loss Reserves" and Note 9 – "Reinsurance.")

PREMIUM DEFICIENCY RESERVE

After our loss reserves are established, we perform premium deficiency tests using our best estimate of future premium, losses and LAE paid. Premium deficiency reserves are established, if necessary, when the present value of expected future losses and LAE paid exceeds the present value of expected future premium and already established loss reserves.

REVENUE RECOGNITION

We write policies which are guaranteed renewable at the insured's option on a monthly, single, or annual premium basis. We have no ability to re-underwrite or reprice these policies. Premiums written on monthly premium policies are earned as coverage is provided. Premiums written on single premium policies and annual premium policies are initially deferred as unearned premium reserve. Premiums written on annual premium policies are earned on a monthly pro rata basis. Premiums written on policies covering more than one year are amortized over the estimated policy life based on historical experience, which includes the anticipated incurred loss pattern. When a policy is cancelled for a reason other than rescission or claim payment, all premium that is non-refundable is immediately earned. Any refundable premium is returned to the servicer or borrower. When a policy is cancelled due to rescission, all previously collected premium is returned. When a policy is cancelled because a claim is paid, premium collected since the date of delinquency is returned.

The liability associated with our estimate of premium to be returned is accrued for separately and included in "Other liabilities" on our consolidated balance sheets. Changes in this liability, and the actual return of premiums for all periods, affects premiums written and earned.

We assess whether a credit loss allowance is required for our premium receivable. We consider collectability trends and industry development, among other things. Any estimated credit loss would be immediately recognized.

Fee income of our non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay. Fee income consists primarily of contract underwriting and related fee-based services provided to lenders and is included in "Other revenue" on the consolidated statements of operations.

INCOME TAXES

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the consolidated financial statements and the tax bases of these items. The estimated tax effects are computed at the enacted federal statutory income tax rate. Changes in tax laws, rates, regulations, and policies or the final determination of tax audits or examinations, could materially affect our estimates and can be significant to our operating results. We evaluate the realizability of the deferred tax assets based on the weight of all available positive and negative evidence. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The recognition of a tax position is determined using a two-step approach. The first step applies a more-likely-than-not threshold for recognition and derecognition. The second step measures the tax position as the greatest amount of benefit that is cumulatively greater than 50% likely to be realized. When evaluating a tax position for recognition and measurement, we presume that the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. We recognize interest accrued and penalties related to unrecognized tax benefits in our provision for income taxes.

Federal tax law permits mortgage guaranty insurance companies to deduct from taxable income, subject to certain limitations, the amounts added to contingency loss reserves that are recorded for regulatory purposes. The amounts we deduct must generally be included in taxable income in the tenth subsequent year. The deduction is allowed only to the extent that we purchase and hold U.S. government non-interest-bearing tax and loss bonds in an amount equal to the tax benefit attributable to the deduction. We account for these purchases as a payment of current federal income tax. (See "Note 12 - Income Taxes.")

BENEFIT PLANS

We have a non-contributory defined benefit pension plan, as well as a supplemental executive retirement plan, that covered eligible employees as of December 31, 2022, utilizing a cash balance formula. Effective January 1, 2023, these plans were frozen (no future benefits will be accrued for participants due to employment and no new participants will be added). Participants will continue to earn interest credits on their retirement benefits. We recognize the ongoing retirement benefit costs of these plans as they are incurred. Our policy is to fund pension costs as required under the Employee Retirement Income Security Act of 1974.

We offer both medical and dental benefits for retired domestic employees, their eligible spouses and dependents. Eligibility for coverage is based on meeting certain years of service and retirement age qualifications. We accrue the estimated costs of retiree medical and dental benefits over the period during which employees render the service that qualifies them for benefits. (See Note 11 – "Benefit Plans.")

REINSURANCE

We cede insurance risk through the use of quota share reinsurance transactions ("QSR") and excess of loss reinsurance transactions. We have excess of loss transactions executed through the traditional reinsurance market and with Home Re special purpose insurers. Premiums and losses incurred on our QSR Transactions are ceded pursuant to the terms of our reinsurance agreements. Reinsurance premiums ceded under our traditional reinsurance transactions are based off the remaining reinsured coverage levels. Reinsurance premiums ceded under our Home Re agreements are composed of coverage, initial expense and supplemental premiums. The coverage premiums are generally calculated as the difference between the amount of interest payable by the Home Re Entity on the remaining reinsurance coverage levels, and the investment income collected on the collateral assets held in the reinsurance trust account and used to collateralize the Home Re Entity's reinsurance obligation to MGIC.

Loss reserves are reported before taking credit for amounts ceded under reinsurance transactions. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves." Amounts due from reinsurers on paid claims are reflected as "Reinsurance recoverable on paid losses." Ceded premiums payable, net of ceding commission and profit commission are included in "Other liabilities." Profit commissions are included with "Premiums written – Ceded" and ceding commissions are included with "Other underwriting and operating expenses, net." We remain liable for all insurance ceded. (See Note 9 – "Reinsurance.")

We assess whether a credit loss allowance is required for our reinsurance recoverables. In assessing whether a credit allowance should be established, we consider several factors including, but not limited to, the credit ratings of individual reinsurers, investor reports for our Home Re Transactions, collateral held in trust accounts in which MGIC is the sole beneficiary, and aging of outstanding reinsurance recoverable balances.

Assumed reinsurance is based on information received from the ceding company.

See Note 9 – "Reinsurance" for discussion of our variable interest entity ("VIE") policy on the Home Re Transactions.

SHARE-BASED COMPENSATION

We have certain share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under our plans generally vest over periods ranging from one to three years, although awards to our non-employee directors vest immediately. Any forfeitures of awards are recognized as they occur. (See Note 15 – "Share-based Compensation Plans.")

EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of shares of common stock outstanding. Our "participating securities" are composed of vested restricted stock and restricted stock units ("RSUs") with non-forfeitable rights to dividends. Diluted EPS includes the components of basic EPS and also gives effect to dilutive common stock equivalents. We calculate diluted EPS using the treasury stock method and if-converted method. Under the treasury stock method, diluted EPS reflects the potential dilution that could occur if our unvested restricted stock units result in the issuance of common stock. Under the if-converted method, diluted EPS reflects the potential dilution that could occur if our 9% Debentures are converted to common stock. The determination of potentially issuable shares does not consider the satisfaction of the conversion requirements and the shares are included in the determination of diluted EPS as of the beginning of the period, if dilutive. For purposes of calculating basic and diluted EPS, vested RSUs are considered outstanding. In the third quarter of 2023, under the terms of our 9% Debentures, we exercised our option to redeem the outstanding principal. (See Note 7 - "Debt".)

RELATED PARTY TRANSACTIONS

In 2023 and 2022, there were no material related party transactions. In 2021 MGIC distributed to the holding company, as a dividend, its investment in MGIC Credit Assurance Corporation.

RECENT ACCOUNTING AND REPORTING DEVELOPMENTS

Accounting standards and laws and regulations effective in 2023, or early adopted, and relevant to our financial statements are described below:

Reference Rate Reform: ASU 2022-06

In March 2020, the FASB issued ASU 2020-04 to provide temporary optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform. It provided optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. In December 2022, the FASB issued ASU 2022-06, extending the election and application from March 12, 2020 through December 31, 2024 (originally December 31, 2022). Future elections of this standard will ease, if warranted, the requirements for accounting for the future effects of reference rate reform. We have evaluated the impact the discontinuance of LIBOR will have on our consolidated financial statements and have determined it will not have a material impact.

Inflation Reduction Act

On August 16, 2022, the Inflation Reduction Act (the "IRA") was enacted and signed into law in the United States. The IRA includes provisions for a 15% corporate minimum tax and a 1% excise tax on net stock repurchases. Both of these taxes are effective in 2023. These provisions did not have a material impact on our consolidated financial results, including our annual estimated effective tax rate.

PROSPECTIVE ACCOUNTING AND REPORTING DEVELOPMENTS

Relevant new amendments to accounting standards, which are not yet effective or adopted.

Improvements to Income Tax Disclosures: ASU 2023-09

In December 2023, the FASB issued ASU 2023-09 to enhance the transparency and decision usefulness of income tax disclosures. Income tax disclosures will require consistent categories and greater disaggregations of information in the rate reconciliation and disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. We are currently evaluating the impacts the adoption of this guidance will have on our disclosures, but do not expect it will have a material impact.

Note 4. Earnings Per Share

Table 4.1 reconciles basic and diluted EPS amounts:

Earnings per share

Table   4.1

| | | Years Ended December 31, | | | | |
(In thousands, except per share data)		**2023**		2022		2021
Basic earnings per share:						
Net income	$	**712,949**	$	865,349	$	634,983
Weighted average common shares outstanding - basic		**283,605**		305,847		334,330
Basic earnings per share	$	**2.51**	$	2.83	$	1.90
Diluted earnings per share:						
Net Income	$	**712,949**	$	865,349	$	634,983
Interest expense, net of tax [1]:						
9% Debentures		**1,026**		3,228		14,343
Diluted income available to common shareholders	$	**713,975**	$	868,577	$	649,326
Weighted-average shares - basic		**283,605**		305,847		334,330
Effect of dilutive securities:						
Unvested restricted stock units		**2,427**		1,917		1,782
9% Debentures		**1,123**		3,465		15,196
Weighted average common shares outstanding - diluted		**287,155**		311,229		351,308
Diluted income per share	$	**2.49**	$	2.79	$	1.85

[1] Interest expense has been tax effected at a rate of 21%.

All of our outstanding 9% Debentures were reflected in diluted earnings per share using the "if-converted" method. Under this method, if dilutive, the common stock related to the outstanding 9% Debentures is assumed issued as of the beginning of the reporting period and the related interest expense, net of tax, is added back to earnings in calculating diluted EPS. In the third quarter of 2023, under the terms of our 9% Debentures, we exercised our option to redeem the outstanding principal. (See Note 7 - "Debt".)

Note 5. Investments

FIXED INCOME SECURITIES

Our fixed income securities consisted of the following as of December 31, 2023 and 2022:

Details of fixed income investment securities by category as of December 31, 2023

Table 5.1a

(In thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$	167,995	$	51	$	(6,364)	$	161,682
Obligations of U.S. states and political subdivisions		2,092,754		5,159		(189,835)		1,908,078
Corporate debt securities		2,626,401		17,391		(128,211)		2,515,581
ABS		173,256		1,292		(3,275)		171,273
RMBS		347,132		4,297		(20,656)		330,773
CMBS		293,204		5		(15,752)		277,457
CLOs		327,467		37		(1,408)		326,096
Foreign government debt		4,486		—		(643)		3,843
Commercial paper		28,327		3		—		28,330
Total fixed income securities	$	6,061,022	$	28,235	$	(366,144)	$	5,723,113

Details of fixed income investment securities by category as of December 31, 2022

Table 5.1b

(In thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$	145,581	$	2	$	(9,683)	$	135,900
Obligations of U.S. states and political subdivisions		2,400,261		4,866		(256,073)		2,149,054
Corporate debt securities		2,416,475		1,043		(196,377)		2,221,141
ABS		126,723		5		(6,041)		120,687
RMBS		223,743		10		(25,744)		198,009
CMBS		257,785		22		(20,591)		237,216
CLOs		337,656		5		(7,829)		329,832
Foreign government debt		4,486		—		(699)		3,787
Commercial paper	$	14,075	$	—	$	(3)	$	14,072
Total fixed income securities	$	5,926,785	$	5,953	$	(523,040)	$	5,409,698

We had $12.2 million and $11.8 million of investments at fair value on deposit with various states as of December 31, 2023 and 2022, respectively, due to regulatory requirements of those state insurance departments.

In connection with our insurance and reinsurance activities within MAC and MIC, insurance subsidiaries of MGIC, we are required to maintain assets in trusts for the benefit of contractual counterparties, which had investments at fair value of $156.9 million and $128.4 million at December 31, 2023 and 2022, respectively. The increase is primarily due to an increase in collateral required as the risk in force covered by these insurance and reinsurance activities has increased.

The amortized cost and fair values of fixed income securities at December 31, 2023, by contractual maturity, are shown in table 5.2 below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Because most mortgage and asset-backed securities provide for periodic payments throughout their lives, they are listed in separate categories.

Fixed income securities maturity schedule

Table   5.2

| | December 31, 2023 | |
(In thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 645,017	$ 639,245
Due after one year through five years	1,530,186	1,487,270
Due after five years through ten years	1,824,666	1,708,591
Due after ten years	920,094	782,408
	4,919,963	4,617,514
ABS	173,256	171,273
RMBS	347,132	330,773
CMBS	293,204	277,457
CLOs	327,467	326,096
Total as of December 31, 2023	$ 6,061,022	$ 5,723,113

EQUITY SECURITIES

The cost and fair value of investments in equity securities as of December 31, 2023 and December 31, 2022 are shown in tables 5.3a and 5.3b below.

Details of equity investment securities as of December 31, 2023

Table   5.3a

(In thousands)	Cost	Fair value gains	Fair value losses	Fair Value
Equity securities	$ 16,025	$ 5	$ (1,259)	$ 14,771

Details of equity investment securities as of December 31, 2022

Table   5.3b

(In thousands)	Cost	Fair value gains	Fair value losses	Fair Value
Equity securities	$ 15,924	$ —	$ (1,784)	$ 14,140

NET GAINS (LOSSES) ON INVESTMENTS AND OTHER FINANCIAL INSTRUMENTS

The net gains (losses) on investments and other financial instruments and the proceeds from the sale of fixed income securities classified as available-for-sale and equity securities are shown in table 5.4 below.

Details of net gains (losses) on investments and other financial instruments

Table   5.4

(in thousands)	December 31, 2023	December 31, 2022	December 31, 2021
Fixed income securities			
Gains on sales	$ 3,071	$ 7,152	$ 8,980
Losses on sales	(17,620)	(15,477)	(1,942)
Change in credit allowance	—	—	49
Impairments	—	(1,415)	—
Equity securities gains (losses)			
Gains (losses) on sales	—	(7)	4
Changes in fair value	530	(2,013)	(463)
Change in embedded derivative on Home Re Transactions [1]	(118)	4,269	(721)
Other			
Gains (losses) on sales	(1)	2	(33)
Market adjustment	(3)	26	(13)
Net gains (losses) on investments and other financial instruments	$ (14,141)	$ (7,463)	$ 5,861
Proceeds from sales of fixed income securities	$ 375,788	$ 397,553	$ 471,783
Proceeds from sales of equity securities	—	97	2,621

[1] See Note 6 "Fair Value Measurements" for discussion of the embedded derivative on the Home Re Transactions.

OTHER INVESTED ASSETS

Our other invested assets balances includes an investment in Federal Home Loan Bank ("FHLB") stock that is carried at cost, which due to its nature approximates fair value. Ownership of FHLB stock provides access to a secured lending facility.

UNREALIZED INVESTMENT LOSSES

Tables 5.5a and 5.5b below summarize, for all available-for-sale investments in an unrealized loss position as of December 31, 2023 and 2022, the aggregate fair value and gross unrealized loss by the length of time those securities have been continuously in an unrealized loss position. The fair value amounts reported in tables 5.5a and 5.5b below are estimated using the process described in Note 6 - "Fair Value Measurements" to these consolidated financial statements.

Unrealized loss aging for securities by type and length of time as of December 31, 2023

Table 5.5a

(In thousands)	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	**Fair Value**	**Unrealized Losses**
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 26,550	$ (75)	$ 98,359	$ (6,289)	**$ 124,909**	**$ (6,364)**
Obligations of U.S. states and political subdivisions	275,727	(3,622)	1,200,533	(186,213)	**1,476,260**	**(189,835)**
Corporate debt securities	270,956	(6,060)	1,604,021	(122,151)	**1,874,977**	**(128,211)**
ABS	41,549	(1,234)	62,611	(2,041)	**104,160**	**(3,275)**
RMBS	44,867	(872)	176,349	(19,784)	**221,216**	**(20,656)**
CMBS	35,249	(391)	244,216	(15,361)	**279,465**	**(15,752)**
CLOs	—	—	274,729	(1,408)	**274,729**	**(1,408)**
Foreign government debt	—	—	3,843	(643)	**3,843**	**(643)**
Total	$ 694,898	$ (12,254)	$ 3,664,661	$ (353,890)	**$4,359,559**	**$ (366,144)**

Unrealized loss aging for securities by type and length of time as of December 31, 2022

Table 5.5b

(In thousands)	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 67,531	$ (3,583)	$ 76,246	$ (6,100)	$ 143,777	$ (9,683)
Obligations of U.S. states and political subdivisions	1,344,272	(157,903)	360,956	(98,170)	1,705,228	(256,073)
Corporate debt securities	1,488,255	(109,976)	758,732	(86,401)	2,246,987	(196,377)
ABS	53,201	(1,008)	67,073	(5,033)	120,274	(6,041)
RMBS	77,563	(8,572)	136,179	(17,172)	213,742	(25,744)
CMBS	166,973	(12,951)	70,792	(7,640)	237,765	(20,591)
CLOs	213,461	(4,644)	114,459	(3,185)	327,920	(7,829)
Foreign government debt	—	—	3,787	(699)	3,787	(699)
Commercial paper	—	—	3,816	(3)	3,816	(3)
Total	$ 3,411,256	$ (298,637)	$ 1,592,040	$ (224,403)	$ 5,003,296	$ (523,040)

The change in net unrealized gains (losses) of investments is shown in table 5.6 below.

Change in net unrealized gains (losses)

Table 5.6

(In thousands)	2023	2022	2021
Fixed income securities	$ 179,174	$ (707,005)	$ (154,555)

There were 1,021 and 1,226 securities in an unrealized loss position as of December 31, 2023 and 2022, respectively. Based on current facts and circumstances, we believe the unrealized losses as of December 31, 2023 presented in table 5.5a above are not indicative of the ultimate collectability of the par value of the securities. The unrealized losses in all categories of our investments were primarily caused by an increase in prevailing interest rates. We also rely upon estimates of several credit and non-credit factors in our review and evaluation of individual investments to determine whether a credit impairment exists. All of the securities in an unrealized loss position are current with respect to their interest obligations.

The source of net investment income is shown in table 5.7 below.

Net investment income

Table 5.7						
(In thousands)		**2023**		2022		2021
Fixed income securities	$	**202,655**	$	166,306	$	160,030
Equity securities		**529**		437		471
Cash equivalents		**16,111**		5,049		75
Other		**44**		51		22
Investment income		**219,339**		171,843		160,598
Investment expenses		**(4,599)**		(4,367)		(4,160)
Net investment income	$	**214,740**	$	167,476	$	156,438

Note 6. Fair Value Measurements

Recurring fair value measurements

The following describes the valuation methodologies generally used by the independent pricing sources, or by us, to measure financial instruments at fair value, including the general classification of such financial instruments pursuant to the valuation hierarchy.

- Fixed income securities:

  U.S. Treasury Securities and Obligations of U.S. Government Corporations and Agencies: Securities with valuations derived from quoted prices for identical instruments in active markets that we can access are categorized in Level 1 of the fair value hierarchy. Securities valued by surveying the dealer community, obtaining relevant trade data, benchmark quotes and spreads and incorporating this information in the valuation process are categorized as Level 2 of the fair value hierarchy.

  Corporate Debt Securities are valued by obtaining relevant trade data, benchmark quotes and spread, and broker/dealer quotes and incorporating this information into the valuation process. These securities are generally categorized in Level 2 of the fair value hierarchy.

  Obligations of U.S. States & Political Subdivisions are valued by tracking, capturing, and analyzing quotes for active issues and trades reported via the Municipal Securities Rulemaking Board records. Daily briefings and reviews of current economic conditions, trading levels, spread relationships, and the slope of the yield curve provide further data for evaluation. These securities are generally categorized in Level 2 of the fair value hierarchy.

  Residential Mortgage-Backed Securities ("RMBS") are valued by monitoring interest rate movements, and other pertinent data daily. Incoming market data is enriched to derive spread, yield and/or price data as appropriate, enabling known data points to be extrapolated for valuation application across a range of related securities. These securities are generally categorized in Level 2 of the fair value hierarchy.

  Commercial Mortgage-Backed Securities ("CMBS") are valued using techniques that reflect market participants' assumptions and maximize the use of relevant observable inputs including quoted prices for similar assets, benchmark yield curves and market corroborated inputs. Evaluation uses regular reviews of the inputs for securities covered, including executed trades, broker quotes, credit information, collateral attributes and/or cash flow waterfall as applicable. These securities are generally categorized in Level 2 of the fair value hierarchy.

  Asset-Backed Securities ("ABS") are valued using spreads and other information solicited from market buy-and-sell-side sources, including primary and secondary dealers, portfolio managers, and research analysts. Cash flows are generated for each tranche, benchmark yields are determined, and deal collateral performance and tranche level attributes including trade activity, bids, and offers are applied, resulting in tranche specific prices. These securities are generally categorized in Level 2 of the fair value hierarchy.

  Collateralized loan obligations ("CLOs") are valued by evaluating manager rating, seniority in the capital structure, assumptions about prepayment, default and recovery and their impact on cash flow generation. Loan level net asset values are determined and aggregated for tranches and as a final step prices are checked against available recent trade activity. These securities are generally categorized in Level 2 of the fair value hierarchy.

  Foreign government debt is valued by surveying the dealer community, obtaining relevant trade data, benchmark quotes and spreads and incorporating this information into the valuation process. These securities are generally categorized in Level 2 of the fair value hierarchy.

  Commercial Paper, with an original maturity greater than 90 days, is valued using market data for comparable instruments of similar maturity and average yields. These securities are categorized in Level 2 of the fair value hierarchy.

- Equity securities: Consist of actively traded, exchange-listed equity securities, including exchange traded funds ("ETFs") and Bond Mutual Funds, with valuations derived from quoted prices for identical assets in active markets that we can access. These securities are valued in Level 1 of the fair value hierarchy.

- Cash Equivalents: Consists of money market funds and treasury bills with valuations derived from quoted prices for identical assets in active markets that we can access. These securities are valued in level 1 of the fair value hierarchy. Instruments in this category valued using market data for comparable instruments are classified as level 2 in the fair value hierarchy.

Assets measured at fair value, by hierarchy level, as of December 31, 2023 and 2022 are shown in tables 6.1a and 6.1b below. The fair value of the assets is estimated using the process described above, and more fully in Note 3 - "Significant Accounting Policies" to the consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2023.

Assets carried at fair value by hierarchy level as of December 31, 2023

Table   6.1a

(In thousands)		Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$	161,682	$	95,828	$	65,854
Obligations of U.S. states and political subdivisions		1,908,078		—		1,908,078
Corporate debt securities		2,515,581		—		2,515,581
ABS		171,273		—		171,273
RMBS		330,773		—		330,773
CMBS		277,457		—		277,457
CLOs		326,096		—		326,096
Foreign government debt		3,843		—		3,843
Commercial paper		28,330		—		28,330
Total fixed income securities		5,723,113		95,828		5,627,285
Equity securities		14,771		14,771		—
Cash equivalents[1]		367,517		367,301		216
Total	$	6,105,401	$	477,900	$	5,627,501

Assets carried at fair value by hierarchy level as of December 31, 2022

Table   6.1b

(In thousands)		Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$	135,900	$	116,897	$	19,003
Obligations of U.S. states and political subdivisions		2,149,054		—		2,149,054
Corporate debt securities		2,221,141		—		2,221,141
ABS		120,687		—		120,687
RMBS		198,009		—		198,009
CMBS		237,216		—		237,216
CLOs		329,832		—		329,832
Foreign government debt		3,787		—		3,787
Commercial Paper		14,072		—		14,072
Total fixed income securities		5,409,698		116,897		5,292,801
Equity securities		14,140		14,140		—
Cash equivalents[1]		328,756		324,129		4,627
Total	$	5,752,594	$	455,166	$	5,297,428

(1) Includes restricted cash equivalents

Certain financial instruments, including insurance contracts, are excluded from these fair value disclosure requirements. Additional fair value disclosures related to our investment portfolio are included in Note 5 - "Investments."

In addition to the assets carried at fair value discussed above, we have embedded derivatives carried at fair value related to our Home Re Transactions that are classified as Other liabilities or Other assets in our consolidated balance sheets. The estimated fair value related to our embedded derivatives reflects the present value impact of the variation in investment income on the assets held by the reinsurance trusts and the contractual reference rate on the Home Re Transactions used to calculate the reinsurance premiums we estimate we will pay over the estimated remaining life. These liabilities or assets are categorized in Level 3 of the fair value hierarchy. At December 31, 2023 and 2022, the fair value of the embedded derivatives was an asset of $2.4 million and $2.5 million, respectively. (See Note 4 - "Reinsurance" for more information about our Home Re Transactions.)

Real estate acquired through claim settlement is carried at fair values and is reported in "Other assets" on the consolidated balance sheet. These assets are categorized as Level 3 of the fair value hierarchy. Purchases of real estate acquired was $0.6 million and $3.5 million for the years ended December 31, 2023, and 2022, respectively. Sales of real estate acquired were $3.8 million and $4.0 million for the years ended December 31, 2023, and 2022, respectively.

FINANCIAL LIABILITIES NOT MEASURED AT FAIR VALUE

Other invested assets include an investment in FHLB stock that is carried at cost, which due to restrictions that require it to be redeemed or sold only to the security issuer at par value, approximates fair value. The fair value of other invested assets is categorized as Level 2.

Financial liabilities include our outstanding debt obligations. The fair values of our 5.25% Notes and 9% Debentures were based on observable market prices. In all cases the fair values of the financial liabilities below are categorized as level 2.

Table 6.3 presents the carrying value and fair value of our financial assets and liabilities disclosed, but not carried, at fair value as of December 31, 2023 and 2022.

Financial liabilities not carried at fair value

Table   6.3

(In thousands)	December 31, 2023		December 31, 2022	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets				
Other invested assets	$ 850	$ 850	$ 850	$ 850
Financial liabilities				
5.25% Notes	$ 643,196	$ 634,498	$ 641,724	$ 600,938
9% Debentures	—	—	21,086	28,085
Total financial liabilities	$ 643,196	$ 634,498	$ 662,810	$ 629,023

Note 7. Debt

DEBT OBLIGATIONS

Table 7.1 shows the carrying value of our long-term debt obligations as of December 31, 2023 and 2022.

Long-term debt obligations

Table 7.1

| (In thousands) | December 31, | |
	2023	2022
5.25% Notes, due August 2028 (par value: $650 million)	$ **643,196**	$ 641,724
9% Debentures, due April 2063	**—**	21,086
Long-term debt obligations, carrying value	$ **643,196**	$ 662,810

The 5.25% Senior Notes ("5.25% Notes") is an obligation of our holding company, MGIC Investment Corporation.

2023 Transactions

In the third quarter of 2023, under the terms of our 9% Debentures, we exercised our option to redeem the outstanding principal of $21.1 million. The 9% Debentures were convertible into shares of MGIC common stock at a rate of 77.9620 shares per $1,000 principal amount. Prior to the redemption date, substantially all holders elected to convert into shares of common stock. Under the terms of the 9% Debentures, we paid cash of $28.6 million in lieu of issuing shares of common stock. The conversion of our 9% Debentures resulted in a $5.3 million reduction in our shareholders' equity, net of tax, and a reduction of 1.6 million potentially dilutive shares.

2022 Transactions

During 2022, we repurchased $89.1 million in aggregate principal of our 9% Debentures at a purchase price of $121.2 million plus accrued interest. The repurchase of our 9% Debentures resulted in a $32.1 million loss on debt extinguishment on our consolidated statement of operations and a reduction of 6.8 million potentially dilutive shares.

The Federal Home Loan Bank Advance (the "FHLB Advance") was an obligation of MGIC. In 2022, we repaid the outstanding principal balance of the FHLB Advance at a prepayment price of $156.3 million, incurring a prepayment fee of $1.3 million.

In July 2022, we redeemed the outstanding principal balance of the 5.75% Senior Notes ("5.75% Notes") through a make-whole price of $248.4 million plus accrued interest. The excess of the make-whole price over the carrying value, plus the write-off of unamortized issuance costs on the par value, resulted in a $6.8 million loss on debt extinguishment. The make-whole amount was calculated as the sum of the present values of the remaining scheduled payments of principal and interest discounted at the treasury rate defined in the notes plus 50 basis points and accrued interest. The 5.75% Notes were an obligation of our holding company.

2021 Transactions

In December 2021, we repurchased $98.6 million in aggregate principal amount of our 9% Debentures at a purchase price of $135.5 million, plus accrued interest. The repurchase of our 9% Debentures resulted in a $36.9 million loss on debt extinguishment on our consolidated statement of operations and a reduction in our potentially dilutive shares by approximately 7.5 million shares.

5.25% Notes

Interest on the 5.25% Notes is payable semi-annually on February 15 and August 15.

Until August 15, 2024, we may redeem the notes at 102.625% of principal; on or after August 15, 2024, we may redeem the notes at 101.313% of principal; and on or after August 15, 2025, we may redeem the notes at 100% of principal; in each case, plus accrued and unpaid interest.

The 5.25% Notes have covenants and events of default, which are customary for securities of this nature, and further provide that the trustee or holders of at least 25% in aggregate principal amount of the outstanding 5.25% Notes may declare them immediately due and payable upon the occurrence of certain events of default after the expiration of the applicable grace period. In addition, in the case of an event of default arising from certain events

of bankruptcy, insolvency or reorganization relating to the Company or any of its significant subsidiaries, the 5.25% Notes will become due and payable immediately. This description is not intended to be complete in all respects and is qualified in its entirety by the terms of the 5.25% Notes, including their covenants and events of default. We were in compliance with all covenants as of December 31, 2023.

9% Debentures

Interest on the 9% Debentures was payable semi-annually on April 1 and October 1 of each year. The 9% Debentures were convertible, at the holders' option, into common shares. The 9% Debentures included a feature that allowed us, at our option, to make a cash payment to converting holders in lieu of issuing shares of common stock upon conversion of the 9% Debentures.

INTEREST PAYMENTS

Interest payments were $35.1 million during 2023, $53.7 million during 2022 and $71.7 million during 2021.

Note 8. Loss Reserves

As described in Note 3 – "Summary of Significant Accounting Policies – Loss Reserves," we establish case reserves and loss adjustment expenses ("LAE") reserves on delinquent loans that were reported to us as two or more payments past due and have not become current or resulted in a claim payment. Such loans are referred to as being in our delinquency inventory. Case reserves are established by estimating the number of loans in our delinquency inventory that will result in a claim payment, which is referred to as the claim rate, and further estimating the amount of the claim payment, which is referred to as claim severity.

IBNR reserves are established for estimated losses from delinquencies we estimate have occurred prior to the close of an accounting period, but have not yet been reported to us. IBNR reserves are also established using estimated claim rates and claim severities.

Estimation of losses is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy, including unemployment and the current and future strength of local housing markets; exposure on insured loans; the amount of time between delinquency and claim filing (all else being equal, the longer the period between delinquency and claim filing, the greater the severity); and curtailments and rescissions. The actual amount of the claim payments may be substantially different than our loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions, including unemployment, leading to a reduction in borrowers' income and thus their ability to make mortgage payments, the impact of past and future government initiatives and actions taken by the GSEs (including mortgage forbearance programs and foreclosure moratoriums), and a drop in housing values which may affect borrower willingness to continue to make mortgage payments when the value of the home is below the mortgage balance. Loss reserves in future periods will also be dependent on the number of loans reported to us as delinquent.

Changes to our estimates could result in a material impact to our consolidated statements of operations and financial position, even in a stable economic environment. Given the uncertainty of the macroeconomic environment, including the effectiveness of loss mitigation efforts, changes in home prices, and level of employment, our loss reserve estimates may continue to be impacted.

In considering the potential sensitivity of the factors underlying our estimate of loss reserves, it is possible that even a relatively small change in our estimated claim rate or claim severity could have a material impact on loss reserves and, correspondingly, on our consolidated statements of operations even in a stable economic environment. For example, as of December 31, 2023, assuming all other factors remain constant, a $1,000 increase/decrease in the average severity reserve factor would change the loss reserve amount by approximately +/- $8 million. A one percentage point increase/decrease in the average claim rate reserve factor would change the loss reserve amount by approximately +/- $16 million.

The "Losses incurred" section of table 8.1 below shows losses incurred on delinquencies that occurred in the current year and in prior years. The amount of losses incurred relating to delinquencies that occurred in the current year represents the estimated amount to be ultimately paid on such delinquencies. The amount of losses incurred relating to delinquencies that occurred in prior years represents the difference between the actual claim rate and claim severity associated with those delinquencies resolved in the current year compared to the estimated claim rate and claim severity at the prior year-end, as well as a re-estimation of amounts to be ultimately paid on delinquencies continuing from the end of the prior year. This re-estimation of the claim rate and claim severity is the result of our review of current trends in the delinquency inventory, such as percentages of delinquencies that have resulted in a claim, the amount of the claims relative to the average loan exposure, changes in the relative level of delinquencies by geography and changes in average loan exposure.

Losses incurred on delinquencies received in the current year increased in 2023 compared to 2022. The increase is primarily due to an increase in estimated severity on current year delinquencies and an increase in new delinquencies reported.

In 2023 and 2022, we experienced favorable loss development of $208.5 million and $404.1 million, respectively, on delinquencies received in prior years. The favorable development for both periods primarily resulted from a decrease in the expected claim rate on previously received delinquencies. Home price appreciation experienced in recent years has allowed some borrowers to cure their delinquencies through the sale of their property.

The "Losses paid" section of table 8.1 below shows the amount of losses paid on delinquencies received in the current year and losses paid on delinquencies that occurred in prior years.

Table 8.1 provides a reconciliation of beginning and ending loss reserves as of and for the past three years:

Development of loss reserves

Table 8.1 (In thousands)	2023	2022	2021
Reserve at beginning of year	$ 557,988	$ 883,522	$ 880,537
Less reinsurance recoverable	28,240	66,905	95,042
Net reserve at beginning of year	529,748	816,617	785,495
Losses incurred:			
Losses and LAE incurred in respect of delinquent notices received in:			
Current year	187,658	149,565	124,592
Prior years [1]	(208,514)	(404,130)	(60,015)
Total losses incurred	(20,856)	(254,565)	64,577
Losses paid:			
Losses and LAE paid in respect of delinquent notices received in:			
Current year	566	362	664
Prior years	45,645	49,626	68,769
Reinsurance terminations [2]	(9,396)	(17,684)	(35,978)
Total losses paid	36,815	32,304	33,455
Net reserve at end of year	472,077	529,748	816,617
Plus reinsurance recoverables	33,302	28,240	66,905
Reserve at end of year	$ 505,379	$ 557,988	$ 883,522

[1]   A positive number for prior year loss development indicates a deficiency of prior year reserves. A negative number for prior year loss development indicates a redundancy of prior year loss reserves. See the following table for more information about prior year loss development.

[2]   In a reinsurance termination, amounts for any incurred but unpaid losses are due to us from the reinsurers. As a result, the amount due from the reinsurers is reclassified from reinsurance recoverable on loss reserves to reinsurance recoverable on paid losses, resulting in no impact to losses incurred. (See Note 9 - "Reinsurance")

The prior year loss reserve development for the past three years is reflected in the table 8.2 below.

Reserve development on previously received delinquencies

Table 8.2 (In thousands)	2023	2022	2021
Increase (decrease) in estimated claim rate on primary defaults	$ (200,983)	$ (400,577)	$ (82,904)
Change in estimates related to severity on primary defaults, pool reserves, LAE reserves, reinsurance, and other	(7,531)	(3,553)	22,889
Total prior year loss development [1]	$ (208,514)	$ (404,130)	$ (60,015)

[1]   A positive number for prior year loss development indicates a deficiency of prior year loss reserves. A negative number for prior year loss development indicates a redundancy of prior year loss reserves.

DELINQUENCY INVENTORY

A roll-forward of our primary delinquency inventory for the years ended December 31, 2023, 2022, and 2021 appears in table 8.3 below. The information concerning new notices and cures is compiled from monthly reports received from loan servicers. The level of new notice and cure activity reported in a particular month can be influenced by, among other things, the date on which a servicer generates its report, the number of business days in a month and transfers of servicing between loan servicers.

Primary delinquency inventory roll-forward

Table 8.3

	2023	2022	2021
Beginning delinquent inventory	**26,387**	33,290	57,710
New Notices	**46,825**	42,988	42,432
Cures	**(46,108)**	(48,262)	(64,896)
Paid claims	**(1,328)**	(1,305)	(1,223)
Rescissions and denials	**(45)**	(35)	(38)
Other items removed from inventory	**(81)**	(289)	(695)
Ending delinquent inventory	**25,650**	26,387	33,290

Historically as a delinquency ages it is more likely to result in a claim. The number of consecutive months that a borrower has been delinquent is shown in table 8.4 below.

Primary delinquency inventory - consecutive months delinquent

Table 8.4

	December 31,		
	2023	2022	2021
3 months or less	**9,175**	8,820	7,586
4 - 11 months	**8,900**	8,217	7,990
12 months or more [1]	**7,575**	9,350	17,714
Total	**25,650**	26,387	33,290
3 months or less	**36 %**	33 %	23 %
4 - 11 months	**35 %**	31 %	24 %
12 months or more	**29 %**	36 %	53 %
Total	**100 %**	100 %	100 %
Primary claims received inventory included in ending delinquent inventory	**302**	267	211

[1] Approximately 37%, 36%, and 20% of the delinquent inventory that has been delinquent for 12 consecutive months or more has been delinquent for at least 36 consecutive months as of December 31, 2023, 2022 and 2021, respectively.

PREMIUM REFUNDS

Our estimate of premiums to be refunded on expected claim payments is accrued for separately in "Other liabilities" on our consolidated balance sheets and was $21.1 million and $25.5 million at December 31, 2023 and 2022, respectively.

Note 9. Reinsurance

Our consolidated financial statements reflect the effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to the acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance involves transferring certain insurance risks we have underwritten to other insurance companies who agree to share these risks. The purpose of ceded reinsurance is to protect us, at a cost, against losses arising from our mortgage guaranty policies covered by the agreement and to manage our capital requirements under PMIERs. Reinsurance is currently placed on a quota share and excess of loss basis.

Table 9.1 below shows the effect of all reinsurance agreements on premiums earned and losses incurred as reflected in the consolidated statements of operations.

Reinsurance

Table   9.1

			Years ended December 31,			
(In thousands)		**2023**		2022		2021
Premiums earned:						
Direct	$	**1,142,412**	$	1,154,728	$	1,167,592
Assumed		**12,960**		8,778		9,858
Ceded - quota share reinsurance [1]		**(123,955)**		(86,435)		(118,537)
Ceded - excess-of-loss reinsurance		**(78,866)**		(69,938)		(44,494)
Total ceded		**(202,821)**		(156,373)		(163,031)
Net premiums earned	$	**952,551**	$	1,007,133	$	1,014,419
Losses incurred:						
Direct	$	**(5,200)**	$	(274,072)	$	74,496
Assumed		**(33)**		(330)		(57)
Ceded - quota share reinsurance		**(15,623)**		19,837		(9,862)
Losses incurred, net	$	**(20,856)**	$	(254,565)	$	64,577
Other Reinsurance Impacts:						
Profit commission on quota share reinsurance [1]	$	**133,145**	$	176,084	$	153,759
Ceding commission on quota share reinsurance		**50,397**		52,071		53,460

(1) Ceded premiums earned are shown net of profit commission.

QUOTA SHARE REINSURANCE

We have entered into QSR transactions with panels of third-party reinsurers to cede a fixed percentage of premiums earned and received and losses incurred on insurance covered by the transactions. We receive the benefit of a ceding commission equal to 20% of premiums ceded before profit commission. We also receive the benefit of a profit commission through a reduction of premiums we cede. The profit commission varies inversely with the level of losses on a "dollar for dollar" basis and can be eliminated at annual loss ratios higher than we have experienced on our QSR transactions. Ceded losses incurred are impacted by the delinquencies covered by our QSR Transactions, our estimates of payments that will be ultimately made on those delinquencies, and claim payments covered by our QSR Transactions.

Each of our QSR transactions typically have annual loss ratio caps of 300% and lifetime loss ratios of 200%.

MGIC Investment Corporation and Subsidiaries

Table 9.2 below provides additional detail regarding our QSR transactions in effect during 2023.

Reinsurance

Table   9.2

Quota Share Contract	Covered Policy Years	Quota Share %	Annual Loss Ratio to Exhaust Profit Commission [1]	Contractual Termination Date
2020 QSR	2020	12.5 %	62.0 %	(2)
2020 QSR and 2021 QSR	2020	17.5 %	62.0 %	(2)
2020 QSR and 2021 QSR	2021	17.5 %	61.9 %	December 31, 2032
2021 QSR and 2022 QSR	2021	12.5 %	57.5 %	December 31, 2032
2021 QSR and 2022 QSR	2022	15.0 %	57.5 %	December 31, 2033
2022 QSR and 2023 QSR	2022	15.0 %	62.0 %	December 31, 2033
2022 QSR and 2023 QSR	2023	15.0 %	62.0 %	December 31, 2034
2023 QSR	2023	10.0 %	58.5 %	December 31, 2034
Credit Union QSR	2020-2025	65.0 %	50.0 %	December 31, 2039

(1) We will receive a profit commission provided the annual loss ratio on policies covered under the transaction remains below this ratio.

(2) 2020 QSR Transactions covering 2020 policy year were terminated effective December 31, 2023.

We executed a 30.0% QSR Transaction with a group of unaffiliated reinsurers for a reinsurance transaction with an effective date of January 1, 2024 with a similar structure to our existing QSR transactions that will cover most of our NIW in 2024. Generally, we will receive an annual profit commission provided the annual loss ratio on the loans covered under the transaction remains below 56.0%.

We can elect to terminate the QSR Transactions under specified scenarios without penalty upon prior written notice, including if we will receive less than 90% (80% for the Credit Union QSR Transaction) of the full credit amount under the PMIERs, full financial statement credit or full credit under applicable regulatory capital requirements for the risk ceded in any required calculation period.

Table 9.3 provides additional detail regarding optional termination dates and optional reductions to our quota share percentage which can, in each case be elected by us for a fee. Under the optional reduction to the quota share percentage, we may reduce our quota share percentage from the original percentage shown in table 9.2 to the percentage showed in 9.3.

Reinsurance

Table 9.3

Quota Share Contract	Covered Policy Years	Optional Termination Date [1]	Optional Quota Share % Reduction Date [2]	Optional Reduced Quota Share %
2020 QSR and 2021 QSR	2021	June 30, 2024	January 1, 2024	14.5% or 12%
2021 QSR and 2022 QSR	2021	June 30, 2024	January 1, 2024	10.5% or 8%
2021 QSR and 2022 QSR	2022	December 31, 2024	January 1, 2024	12.5% or 10%
2022 QSR and 2023 QSR	2022	December 31, 2024	January 1, 2024	12.5% or 10%
2022 QSR and 2023 QSR	2023	December 31, 2025	July 1, 2024	12.5% or 10%
2023 QSR	2023	December 31, 2025	July 1, 2024	8% or 7%

(1) We can elect early termination of the QSR transaction beginning on this date, and bi-annually thereafter.

(2) We can elect to reduce the quota share percentage beginning on this date, and bi-annually thereafter.

We incurred an early termination fee of $5.1 million for our 2020 QSR Transaction effective December 31, 2023, $2.2 million for the termination of our 2019 QSR Transaction effective December 31, 2022 and $5.0 million for the termination of our 2017 and 2018 QSR Transactions effective December 31, 2021. We also terminated our 2015 QSR Transaction effective December 31, 2022. The reinsurance recoverable on paid losses due from reinsurers for loss and LAE reserves incurred at the time of termination includes $9.4 million as December 31, 2023 from reinsurer participating in the 2020 QSR Transaction and $17.7 million as of December 31, 2022 from reinsurers participating in the 2015 and 2019 QSR Transactions.

Under the terms of our QSR Transactions, ceded premiums, ceding commissions, profit commission, and ceded loss paid and LAE paid are settled net on a quarterly basis. The ceded premiums due after deducting the related ceding commission and profit commission is reported within "Other liabilities" on the consolidated balance sheets.

The reinsurance recoverable on loss reserves related to our QSR Transactions was $33.3 million as of December 31, 2023 and $28.2 million as of December 31, 2022. The reinsurance recoverable balance is secured by funds on deposit from the reinsurers (which does not include letters of credit), the minimum amount of which is based on the greater of 1) a reinsurer's funding requirements under PMIERs or 2) ceded reserves and unpaid losses. Each of the reinsurers under our quota share reinsurance agreements described above has an insurer financial strength rating of A- or better (or a comparable rating) by Standard and Poor's Rating Services, A.M. Best, Moody's, or a combination of the three. An allowance for credit losses was not required as of December 31, 2023 or December 31, 2022

EXCESS OF LOSS REINSURANCE

We have XOL Transactions with a panel of unaffiliated reinsurers executed through the traditional reinsurance market ("Traditional XOL Transactions") and with unaffiliated special purpose insurers ("Home Re Transactions").

For the policies covered under our Traditional XOL Transactions, we retain the first layer of the aggregate losses paid, and the reinsurers will then provide second layer coverage up to the outstanding reinsurance coverage amount. We retain losses paid in excess of the outstanding reinsurance coverage amount. The reinsurance coverage is subject to adjustment based on the risk characteristics of the covered loans until the initial excess of loss reinsurance coverage layer has been finalized.

We can elect to terminate our Traditional XOL Transactions under specified scenarios without penalty upon prior written notice, including if we will receive less than the full credit amount under the PMIERs, full financial statement credit or full credit under applicable regulatory capital requirements for the risk ceded in any required calculation period. The reinsurance premiums ceded under the Traditional XOL Transactions are based off the remaining reinsurance coverage levels. The reinsured coverage levels are secured by funds on deposit from reinsurers (which does not include letters of credit), the minimum amount of which is based on the greater of 1) a reinsurer's funding requirements under PMIERs or 2) ceded reserves and unpaid losses. Each of the reinsurers under our Traditional XOL Transactions has an insurer financial strength rating of A- or better (or a comparable rating) by Standard and Poor's Rating Services, A.M. Best, Moody's, or a combination of the three.

The Home Re Transactions are executed with unaffiliated special purpose insurers ("Home Re Entities"). For the reinsurance coverage periods, we retain the first layer of the respective aggregate losses paid, and a Home Re Entity will then provide second layer coverage up to the outstanding reinsurance coverage amount. We retain losses paid in excess of the outstanding reinsurance coverage amount. Subject to certain conditions, the reinsurance coverage decreases as the underlying covered mortgages amortize or are repaid, or mortgage insurance losses are paid.

The Home Re Entities financed the coverages by issuing mortgage insurance-linked notes ("ILNs") to unaffiliated investors in an aggregate amount equal to the initial reinsurance coverage amounts. Each ILN is non-recourse to any assets of MGIC or affiliates. The proceeds of the ILNs, which were deposited into reinsurance trusts for the benefit of MGIC, will be the source of reinsurance claim payments to MGIC and principal repayments on the ILNs.

In October 2023, Home Re 2019-1 Ltd., Home Re 2021-1 Ltd., and Home Re 2021-2 Ltd conducted tender offers for certain tranches of the mortgage insurance-linked notes that supported the reinsurance agreements with MGIC. The tender offer resulted in the reduction in the insurance-linked notes of $187.1 million for the Home Re 2019-1 Ltd, $91.1 million for the Home Re 2021-1 Ltd., and $106.7 million for the Home Re 2021-2 Ltd. The reinsurance coverage corresponding to the tendered notes was terminated. MGIC incurred $8.0 million of additional ceded premium in the fourth quarter associated with the cost of the tender offer premiums and associated expenses.

Payment of principal on the related insurance-linked notes will be suspended and the reinsurance coverage available to MGIC under the transactions will not be reduced by such principal payments until a target level of credit enhancement is obtained or if certain thresholds or "Trigger Events" are reached, as defined in the related insurance-linked notes transaction agreement. As of December 31, 2023, a "Trigger Event" has occurred on our Home Re 2019-1 transaction because the reinsured principal balance of loans that were reported 60 or more days delinquent exceeded a percentage of the total reinsured principal balance of loans specified under the transaction. A "Trigger Event" has also occurred on the Home Re 2023-1 transaction because the target level of

credit enhancement on the most senior tranche has not been met.

In January 2024, we exercised our optional call feature to terminate the reinsurance agreement with Home Re 2020-1, Ltd. In connection with the termination, the insurance linked notes issued by Home Re 2020-1 Ltd. will be redeemed in full.

Table 9.4a , 9.4b, and 9.4c provide a summary of our XOL Transactions as of December 31, 2023, December 31, 2022 and December 31, 2021.

Excess of Loss Reinsurance

9.4a

($ in thousands)	Issue Date	Policy In force Dates	Optional Call/ Termination Date (1)	Legal Maturity
2023 Traditional XOL	April 1, 2023	January 1, 2023 - December 29, 2023	January 1, 2031	10 years
2022 Traditional XOL	April 1, 2022	January 1, 2022 - December 30, 2022	January 1, 2030	10 years
Home Re 2023-1, Ltd.	October 23, 2023	June 1, 2022 - August 31, 2023	October 25, 2028	10 years
Home Re 2022-1, Ltd.	April 26, 2022	May 29, 2021 - December 31, 2021	April 25, 2028	12.5 years
Home Re 2021-2, Ltd.	August 3, 2021	January 1, 2021 - May 28, 2021	July 25, 2028	12.5 years
Home Re 2021-1, Ltd.	February 2, 2021	August 1, 2020 - December 31, 2020	January 25, 2028	12.5 years
Home Re 2020-1, Ltd.	October 29, 2020	January 1, 2020 - July 31, 2020	October 25, 2027	10 years
Home Re 2019-1, Ltd.	May 25, 2019	January 1, 2018 - March 31, 2019	May 25, 2026	10 years
Home Re 2018-1, Ltd.	October 30, 2018	July 1, 2016 - December 31, 2017	October 25, 2025	10 years

(1) We have the right to terminate the Home Re Transactions under certain circumstances, including an optional call feature that provides us the right to terminate if the outstanding principal balance of the related insurance-linked notes falls below 10% of the initial principal balance of the related insurance-linked notes, and on any payment date on or after the respective Optional Call Date. We can elect early termination of the Traditional XOL Transactions beginning on this date, and quarterly thereafter.

Excess of Loss Reinsurance

9.4b		Remaining First Layer Retention		
($ in thousands)	Initial First Layer Retention	December 31, 2023	December 31, 2022	December 31, 2021
2023 Traditional XOL	$70,578	$ 70,578	$	$
2022 Traditional XOL	82,523	82,346	82,517	
Home Re 2023-1, Ltd.	272,961	272,961		
Home Re 2022-1, Ltd.	325,589	325,001	325,576	
Home Re 2021-2, Ltd.	190,159	189,403	190,097	190,159
Home Re 2021-1, Ltd.	211,159	210,831	211,102	211,142
Home Re 2020-1, Ltd.	275,283	261,280	275,051	275,204
Home Re 2019-1, Ltd.	185,730	182,722	183,540	183,917
Home Re 2018-1, Ltd.	168,691	164,335	164,849	165,365

9.4c				**Remaining Excess of Loss Reinsurance Coverage** [1]		
($ in thousands)	Initial Excess of Loss Reinsurance Coverage [1]	Initial Funding Percentage [2]	Funding Percentage at 12/31/2023 [2]	December 31, 2023	December 31, 2022	December 31, 2021
2023 Traditional XOL	$ 96,942	N/A	N/A	$ 96,942	$	$
2022 Traditional XOL	142,642	N/A	N/A	142,642	142,642	
Home Re 2023-1, Ltd.	330,277	97 %	97 %	330,277		
Home Re 2022-1, Ltd.	473,575	100 %	100 %	420,731	473,575	
Home Re 2021-2, Ltd. [3]	398,429	100 %	68 %	173,960	352,084	398,429
Home Re 2021-1, Ltd. [3]	398,848	100 %	65 %	117,982	277,053	387,830
Home Re 2020-1, Ltd.	412,917	100 %	100 %	41,846	113,247	234,312
Home Re 2019-1, Ltd. [3]	315,739	100 %	10 %	21,039	208,146	208,146
Home Re 2018-1, Ltd.	318,636	100 %	100 %	69,762	140,993	218,343

(1) The initial and remaining excess of loss reinsurance coverage is reduced by the applicable funding percentage.

(2) The funding percentage represents the aggregate outstanding note balances divided by the aggregate ending coverage amounts.

(3) The funding percentage on the 2021-1, 2021-2, and 2019-1 were reduced from 100% after the tender offers were conducted in the fourth quarter of 2023.

The reinsurance premiums ceded to each Home Re Entity are composed of coverage, initial expense and supplemental premiums. The coverage premiums are generally calculated as the difference between the amount of interest payable by the Home Re Entity on the remaining reinsurance coverage levels, and the investment income collected on the collateral assets held in reinsurance trust account and used to collateralize the Home Re Entity's reinsurance obligation to MGIC. The amount of monthly reinsurance coverage premium ceded will fluctuate due to changes in the reference rate and changes in money market rates that affect investment income collected on the assets in the reinsurance trust. As a result, we concluded that each Home Re Transaction contains an embedded derivative that is accounted for separately as a freestanding derivative. The fair values of the derivatives at December 31, 2023 and December 31, 2022, were not material to our consolidated balance sheet, and the change in fair values during the years ended December 31, 2023, December 31, 2022 and December 31, 2021 were not material to our consolidated statements of operations. (see Note 5 - "Investments" and Note 6 - "Fair Value Measurements").

At the time the Home Re Transactions were entered into, we concluded that each Home Re Entity is a variable interest entity ("VIE"). A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to make sufficient decisions relating to the entity's operations through voting rights or do not substantively participate in gains and losses of the entity. Given that MGIC (1) does not have the unilateral power to direct the activities that most significantly affect each Home Re Entity's economic performance and (2) does not have the obligation, outside the terms of the reinsurance agreement, to absorb losses or the right to receive benefits of each Home Re Entity that could be significant to the Home Re Entity, consolidation of the Home Re Entities is not required.

We are required to disclose our maximum exposure to loss, which we consider to be an amount that we could be required to record in our statements of operations, as a result of our involvement with the VIEs under our Home Re Transactions. As of December 31, 2023, December 31, 2022 and December 31, 2021, we did not have material exposure to the VIEs as we have no investment in the VIEs and had no reinsurance claim payments due from the VIEs under our reinsurance transactions. We are unable to determine the timing or extent of claims from losses that are ceded under the reinsurance transactions. The VIE assets are deposited in reinsurance trusts for the benefit of MGIC that will be the source of reinsurance claim payments to MGIC. The purpose of the reinsurance trusts is to provide security to MGIC for the obligations of the VIEs under the reinsurance transactions. The trustee of the reinsurance trusts, a recognized provider of corporate trust services, has established segregated accounts within the reinsurance trusts for the benefit of MGIC, pursuant to the trust agreements. The trust agreements are governed by, and construed in accordance with, the laws of the State of New York. If the trustee of the reinsurance trusts failed to distribute claim payments to us as provided in the reinsurance trusts, we would incur a loss related to our losses ceded under the reinsurance transactions and deemed unrecoverable. We are also unable to determine the impact such possible failure by the trustee to perform pursuant to the reinsurance trust agreements may have on our consolidated financial statements. As a result, we are unable to quantify our maximum exposure to loss related to our involvement with the VIEs. MGIC has certain termination rights under

the reinsurance transactions should its claims not be paid. We consider our exposure to loss from our reinsurance transactions with the VIEs to be remote.

Table 9.5 presents the total assets of the Home Re Entities as of December 31, 2023 , December 31, 2022 and December 31, 2021.

Home Re Entities total assets

Table   9.5

(In thousands)

Home Re Entity	Total VIE Assets		
	December 31, 2023	December 31, 2022	December 31, 2021
Home Re 2023-1 Ltd.	$ 330,277	$ —	$ —
Home Re 2022-2 Ltd.	427,279	473,575	—
Home Re 2021-2 Ltd.	174,431	357,340	398,429
Home Re 2021-1 Ltd.	118,043	285,039	398,848
Home Re 2020-1 Ltd.	41,846	119,159	251,387
Home Re 2019-1 Ltd.	21,039	208,146	208,146
Home Re 2018-1 Ltd.	73,872	146,822	218,343

The reinsurance trust agreements provide that the trust assets may generally only be invested in certain money market funds that (1) invest at least 99.5% of their total assets in cash or direct U.S. federal government obligations, such as U.S. Treasury bills, as well as other short-term securities backed by the full faith and credit of the U.S. federal government or issued by an agency of the U.S. federal government, (2) have a principal stability fund rating of "AAAm" by S&P or a money market fund rating of "Aaa-mf" by Moody's as of the Closing Date and thereafter maintain any rating with either S&P or Moody's, and (3) are permitted investments under the applicable credit for reinsurance laws and applicable PMIERs credit for reinsurance requirements.

The total calculated PMIERs credit for risk ceded under our XOL Transactions is generally based on the PMIERs requirement of the covered policies and the attachment and detachment points of the coverage, all of which fluctuate over time. (see Note 1 - "Nature of Business" and Note 2 - "Basis of Presentation").

Note 10. Other Comprehensive Income (Loss)

The pretax components of our other comprehensive income (loss) and related income tax benefit (expense) for the years ended December 31, 2023, 2022 and 2021 are included in table 10.1 below.

Components of other comprehensive income (loss)

Table 10.1

(In thousands)		**2023**		2022		2021
Net unrealized investment (losses) gains arising during the period	$	**179,174**	$	(707,005)	$	(154,555)
Income tax (expense) benefit		**(37,626)**		148,471		32,456
Net of taxes		**141,548**		(558,534)		(122,099)
Net changes in benefit plan assets and obligations		**29,978**		(54,017)		31,613
Income tax benefit (expense)		**(6,296)**		11,343		(6,638)
Net of taxes		**23,682**		(42,674)		24,975
Total other comprehensive income (loss)		**209,152**		(761,022)		(122,942)
Total income tax benefit (expense)		**(43,922)**		159,814		25,818
Total other comprehensive income (loss), net of tax	$	**165,230**	$	(601,208)	$	(97,124)

The pretax and related income tax benefit (expense) components of the amounts reclassified from our accumulated other comprehensive income (loss) ("AOCI") to our consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 are included in table 10.2 below.

Reclassifications from Accumulated Other Comprehensive Income (Loss)

Table 10.2

(In thousands)		**2023**		2022		2021
Reclassification adjustment for net realized (losses) gains [1]	$	**(27,100)**	$	(9,860)	$	10,455
Income tax benefit (expense)		**5,691**		2,070		(2,195)
Net of taxes		**(21,409)**		(7,790)		8,260
Reclassification adjustment related to benefit plan assets and obligations [2]		**(13,990)**		(16,750)		(9,779)
Income tax benefit (expense)		**2,938**		3,518		2,053
Net of taxes		**(11,052)**		(13,232)		(7,726)
Total reclassifications		**(41,090)**		(26,610)		676
Income tax benefit (expense)		**8,629**		5,588		(142)
Total reclassifications, net of tax	$	**(32,461)**	$	(21,022)	$	534

[1] (Decreases) increases Net gains (losses) on investments and other financial instruments on the consolidated statements of operations.

[2] Decreases (increases) Other underwriting and operating expenses, net on the consolidated statements of operations.

A roll-forward of AOCI for the years ended December 31, 2023, 2022, and 2021, including amounts reclassified from AOCI, is included in table 10.3 below.

Roll-forward of Accumulated Other Comprehensive Income (Loss)

Table   10.3

(In thousands)	Net unrealized gains and losses on available-for-sale securities	Net benefit plan assets and obligations recognized in shareholders' equity	Total AOCI
Balance, December 31, 2020, net of tax	$ 272,137	$ (55,316)	$ 216,821
Other comprehensive income (loss) before reclassifications	(113,839)	17,249	(96,590)
Less: Amounts reclassified from AOCI	8,260	(7,726)	534
Balance, December 31, 2021, net of tax	150,038	(30,341)	119,697
Other comprehensive income (loss) before reclassifications	(566,324)	(55,906)	(622,230)
Less: Amounts reclassified from AOCI	(7,790)	(13,232)	(21,022)
Balance, December 31, 2022, net of tax	(408,496)	(73,015)	(481,511)
Other comprehensive income (loss) before reclassifications	**120,139**	**12,630**	**132,769**
Less: Amounts reclassified from AOCI	**(21,409)**	**(11,052)**	**(32,461)**
Balance, December 31, 2023, net of tax	$ **(266,948)**	$ **(49,333)**	$ **(316,281)**

Note 11. Benefit Plans

We have a non-contributory defined benefit pension plan, as well as a supplemental executive retirement plan, that covered eligible employees through December 31, 2022. Effective January 1, 2023, these plans were frozen (no future benefits will be accrued for participants due to employment and no new participants will be added). Participants in these plans were fully vested in their benefits as of December 31, 2022. We also offer both medical and dental benefits for retired domestic employees and their eligible spouses and dependents under a postretirement benefit plan. The following tables 11.1, 11.2, and 11.3 provide the components of aggregate annual net periodic benefit cost for each of the years ended December 31, 2023, 2022, and 2021 and changes in the benefit obligation and the funded status of the pension, supplemental executive retirement and other postretirement benefit plans as recognized in the consolidated balance sheets as of December 31, 2023 and 2022.

Components of net periodic benefit cost

Table   11.1

(In thousands)	Pension and Supplemental Executive Retirement Plans			Other Postretirement Benefits		
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021
Company Service Cost	$ —	$ 7,153	$ 7,569	$ 1,497	$ 1,307	$ 1,508
Interest Cost	**13,787**	12,461	11,276	**1,633**	694	648
Expected Return on Plan Assets	**(13,517)**	(18,064)	(20,657)	**(8,235)**	(10,502)	(8,863)
Amortization of:						
Net Transition Obligation (Asset)	**—**	—	—	**—**	—	—
Prior Service Cost (Credit)	**345**	(163)	(239)	**1,861**	489	213
Net Actuarial Losses (Gains)	**2,185**	5,726	5,490	**(150)**	(3,103)	(1,697)
Cost of Settlements and Curtailments	**9,749**	13,801	6,012	**—**	—	—
Net Periodic Benefit Cost (Benefit)	$ **12,549**	$ 20,914	$ 9,451	$ **(3,394)**	$ (11,115)	$ (8,191)

Development of funded status

Table 11.2

(In thousands)	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2023	12/31/2022	**12/31/2023**	12/31/2022
Actuarial Value of Benefit Obligations				
Measurement Date	**12/31/2023**	12/31/2022	**12/31/2023**	12/31/2022
Accumulated Benefit Obligation	$ **261,330**	$ 274,975	$ **30,238**	$ 29,580
Funded Status/Asset (Liability) on the Consolidated Balance Sheet				
Benefit Obligation	$ **(261,330)**	$ (274,975)	$ **(30,238)**	$ (29,580)
Plan Assets at Fair Value	**235,612**	250,674	**134,371**	111,154
Funded Status - Overfunded/Asset	**N/A**	N/A	$ **104,133**	$ 81,574
Funded Status - Underfunded/Liability	**(25,718)**	(24,301)	**N/A**	N/A

Accumulated other comprehensive (income) loss

Table 11.3

(In thousands)	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2023	12/31/2022	**12/31/2023**	12/31/2022
Net Actuarial Losses (Gains)	$ **79,309**	$ 89,711	$ **(30,804)**	$ (13,781)
Prior Service Cost (Credit)	**2,900**	3,245	**11,041**	13,249
Net Transition Obligation (Asset)	**—**	—	**—**	—
Total at Year End	$ **82,209**	$ 92,956	$ **(19,763)**	$ (532)

The amortization of gains and losses resulting from differences in actual experience from expected experience or changes in assumptions including discount rates is included as a component of Net Periodic Benefit Cost/ (Income) for the year. The gain or loss in excess of a 10% corridor is amortized by the average remaining life expectancy for the pension and supplemental executive retirement plans and by the average remaining service period of participating employees expected to receive benefits under the other postretirement benefits plan.

Table 11.4 shows the changes in the projected benefit obligation for the years ended December 31, 2023 and 2022.

Change in projected benefit / accumulated benefit

Table 11.4

(In thousands)	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2023	12/31/2022	**12/31/2023**	12/31/2022
Benefit Obligation at Beginning of Year	$ **274,975**	$ 391,698	$ **29,580**	$ 25,635
Company Service Cost	**—**	7,153	**1,497**	1,307
Interest Cost	**13,787**	12,461	**1,633**	694
Plan Participants' Contributions	**—**	—	**311**	463
Net Actuarial Losses (Gains)	**16,995**	(83,240)	**1,294**	(8,123)
Benefit Payments from Fund	**(13,549)**	(13,165)	**(3,439)**	(1,504)
Benefit and Settlement Payments Paid Directly by Company	**(384)**	(114)	**—**	—
Plan Amendments	**—**	3,247	**(346)**	11,278
Curtailments	**—**	(352)	**—**	—
Settlement Payments from Fund [1]	**(30,494)**	(42,713)	**—**	—
Other Adjustment	**—**	—	**(292)**	(170)
Benefit Obligation at End of Year	$ **261,330**	$ 274,975	$ **30,238**	$ 29,580

[1] Represents lump sum payments from our pension plan to eligible participants, who were former employees with vested benefits.

The change in the net actuarial losses (gains) on the benefit obligation from 2022 to 2023 is primarily due to changes in the discount rate used to calculate the benefit obligation. When the discount rate decreases, the impact on the benefit obligation is an increase, resulting in an actuarial loss. When the discount rate increases, the impact on the benefit obligation is a decrease, resulting in an actuarial gain. The discount rate decreased to 5.20% at December 31, 2023 from 5.60% at December 31, 2022, compared to an increase to 5.60% at December 31, 2022 from 3.05% at December 31, 2021. See Table 11.7 for the actuarial assumptions used to calculate the benefit obligations of our plans for 2023 and 2022.

Tables 11.5 and 11.6 shows the changes in the fair value of the net assets available for plan benefits and changes in other comprehensive income (loss) for the years ended December 31, 2023 and 2022.

Change in plan assets

Table 11.5

(In thousands)	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Fair Value of Plan Assets at Beginning of Year	$ 250,674	$ 391,555	$ 111,154	$ 140,839
Actual Return on Plan Assets	28,981	(91,303)	26,703	(28,088)
Company Contributions	384	6,414	—	—
Plan Participants' Contributions	—	—	311	463
Benefit Payments from Fund	(13,549)	(13,165)	(3,439)	(1,504)
Benefit and Settlement Payments Paid Directly by Company	(384)	(114)	—	—
Settlement Payments from Fund	(30,494)	(42,713)	—	—
Other Adjustment	—	—	(358)	(556)
Fair Value of Plan Assets at End of Year	$ 235,612	$ 250,674	$ 134,371	$ 111,154

Change in accumulated other comprehensive income (loss) ("AOCI")

Table 11.6

(In thousands)	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
AOCI in Prior Year	$ 92,956	$ 83,298	$ (532)	$ (44,891)
Increase (Decrease) in AOCI				
Recognized during year - Prior Service (Cost) Credit	(345)	745	(1,861)	(489)
Recognized during year - Net Actuarial (Losses) Gains	(11,933)	(20,109)	150	3,103
Occurring during year - Prior Service Cost	—	3,247	(346)	11,277
Occurring during year - Net Actuarial Losses (Gains)	1,531	25,775	(17,174)	30,468
AOCI in Current Year	$ 82,209	$ 92,956	$ (19,763)	$ (532)

The projected benefit obligations, net periodic benefit costs and accumulated postretirement benefit obligation for the plans were determined using the following weighted average assumptions.

Actuarial assumptions

Table   11.7

	Pension and Supplemental Executive Retirement Plans		Other Postretirement Benefits	
	12/31/2023	12/31/2022	**12/31/2023**	12/31/2022
Weighted-Average Assumptions Used to Determine				
Benefit Obligations at year end				
1. Discount Rate	**5.20 %**	5.60 %	**5.20 %**	5.60 %
2. Rate of Compensation Increase	**N/A**	3.00 %	**N/A**	N/A
3. Cash balance interest crediting rate	**4.03 %**	3.97 %	**N/A**	N/A
Weighted-Average Assumptions Used to Determine				
Net Periodic Benefit Cost for Year				
1. Discount Rate	**5.50 %**	3.70 %	**5.60 %**	2.85 %
2. Expected Long-term Return on Plan Assets	**6.00 %**	5.25 %	**7.50 %**	7.50 %
3. Rate of Compensation Increase	**N/A**	3.00 %	**N/A**	N/A
Assumed Health Care Cost Trend Rates at year end				
1. Health Care Cost Trend Rate Assumed for Next Year	**N/A**	N/A	**6.75 %**	7.00 %
2. Rate to Which the Cost Trend Rate is Assumed to Decline (Ultimate Trend Rate)	**N/A**	N/A	**5.00 %**	5.00 %
3. Year That the Rate Reaches the Ultimate Trend Rate	**N/A**	N/A	**2031**	2031

In selecting a discount rate, we performed a hypothetical cash flow bond matching exercise, matching our expected pension plan and postretirement medical plan cash flows, respectively, against a selected portfolio of high quality corporate bonds. The modeling was performed using a bond portfolio of noncallable bonds with at least $50 million outstanding. The average yield of these hypothetical bond portfolios was used as the benchmark for determining the discount rate. In selecting the expected long-term rate of return on assets, we considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years.

The year-end asset allocations of the plans are shown in table 11.8 below.

Plan assets

Table 11.8

	Pension Plan		Other Postretirement Benefits	
	12/31/2023	12/31/2022	**12/31/2023**	12/31/2022
Equity Securities	**21 %**	20 %	**100 %**	100 %
Debt Securities	**79 %**	80 %	**— %**	— %
Total	**100 %**	100 %	**100 %**	100 %

Fair value is disclosed using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as described in Note 6 - "Fair Value Measurements" and Note 3 - "Significant Accounting Policies".

The following describes the valuation methodologies used for pension plan and other postretirement benefits plan assets at fair value.

- Domestic and International Mutual Funds: Securities are priced at the net asset value ("NAV"), which is the closing price published by the mutual fund on the reporting date. These financial assets are categorized as Level 1 in the fair value hierarchy.

- U.S. Government Securities: See Note 6 - "Fair Value Measurements" for a discussion of the valuation methodologies for U.S. Treasury Securities and Obligations of U.S. Government Corporations and Agencies.
- Corporate Debt Securities: See Note 6 - "Fair Value Measurements" for a discussion of the valuation methodologies for Corporate Debt.
- Non-Government Foreign Debt Securities: These financial assets are represented by corporate debt securities issued by entities domiciled outside of the United States. See Note 6 - "Fair Value Measurements" for a discussion of the valuation methodologies for Corporate Debt.
- Municipal Bonds: See Note 6 - "Fair Value Measurements" for a discussion of the valuation methodologies for Obligations of U.S. States & Political Subdivisions.
- Pooled Equity Accounts: Pooled Equity Account assets are represented by the units held by the plan. The redemption value is determined based on the NAV of the underlying units. The NAV is derived from the aggregate fair value of the underlying investments less any liabilities as of the reporting date. These financial assets are categorized as Level 2 in the fair value hierarchy.

The pension plan assets and related accrued investment income at fair value, by hierarchy level, as of December 31, 2023 and 2022, are shown in tables 11.9a and 11.9b below. There were no securities valued using Level 3 inputs.

Pension plan assets at fair value as of December 31, 2023

Table 11.9a

(In thousands)	Level 1	Level 2	Total
Domestic mutual funds	$ 2,836	$ —	$ 2,836
U.S. government securities	10,301	—	10,301
Corporate debt securities			
Corporate debt securities and other	—	145,908	145,908
Non-government foreign debt securities	—	21,843	21,843
Municipal bonds	—	9,220	9,220
Pooled equity accounts	—	45,504	45,504
Total Assets at fair value	$ 13,137	$ 222,475	$ 235,612

Pension plan assets at fair value as of December 31, 2022

Table 11.9b

(In thousands)	Level 1	Level 2	Total
Domestic mutual funds	$ 67	$ —	$ 67
U.S. government securities	13,328	—	13,328
Corporate debt Securities			
Corporate debt securities and other	—	146,854	146,854
Non-government foreign debt securities	—	20,793	20,793
Municipal bonds	—	18,336	18,336
Pooled equity accounts	—	51,296	51,296
Total Assets at fair value	$ 13,395	$ 237,279	$ 250,674

The pension plan has implemented a strategy to reduce risk through the use of a targeted funded ratio. The liability driven component is key to the asset allocation. The liability driven component seeks to align the duration of the fixed income asset allocation with the expected duration of the plan liabilities or benefit payments. Overall asset allocation is dynamic and specifies target allocation weights and ranges based on the funded status.

An improvement in funded status results in the de-risking of the portfolio, allocating more funds to fixed income and less to equity. A decline in funded status would result in a higher allocation to equity. The maximum equity allocation is 40%.

The equity investments use combinations of mutual funds, ETFs, and pooled equity account structures focused on the following strategies:

Strategy	Objective	Investment types
Return seeking growth	Funded ratio improvement over the long term	• Global quality growth • Global low volatility
Return seeking bridge	Downside protection in the event of a declining equity market	• Enduring asset • Durable company

The fixed income objective is to preserve capital and to provide monthly cash flows for the payment of plan liabilities. Fixed income investments can include government, government agency, corporate, mortgage-backed, asset-backed, and municipal securities, and other classes of bonds. The duration of the fixed income portfolio has an objective of being within one year of the duration of the accumulated benefit obligation. The fixed income investments have an objective of a weighted average credit of A3/A-/A- by Moody's, S&P, and Fitch, respectively.

Tables 11.10a and 11.10b set forth the other postretirement benefits plan assets at fair value as of December 31, 2023 and 2022. All are Level 1 assets.

Other postretirement benefits plan assets at fair value as of December 31, 2023

Table   11.10a

(In thousands)		Level 1
Domestic mutual funds	$	109,575
International mutual funds		24,796
Total Assets at fair value	$	134,371

Other postretirement benefits plan assets at fair value as of December 31, 2022

Table   11.10b

(In thousands)		Level 1
Domestic mutual funds	$	89,584
International mutual funds		21,570
Total Assets at fair value	$	111,154

Our postretirement plan portfolio is designed to achieve the following objectives over each market cycle and for at least 5 years:

➜ Total return should exceed growth in the Consumer Price Index by 5.75% annually

➜ Achieve competitive investment results

The primary focus in developing asset allocation ranges for the portfolio is the assessment of the portfolio's investment objectives and the level of risk that is acceptable to obtain those objectives. To achieve these objectives the minimum and maximum allocation ranges for fixed income securities and equity securities are:

	Minimum	Maximum
Equities (long only)	70 %	100 %
Real estate	0 %	15 %
Commodities	0 %	10 %
Fixed income/Cash	0 %	10 %

Given the long term nature of this portfolio and the lack of any immediate need for significant cash flow, it is anticipated that the equity investments will consist of growth stocks and will typically be at the higher end of the allocation ranges above.

Investment in international mutual funds is limited to a maximum of 30% of the equity range. The allocation as of December 31, 2023 included 2% that was primarily invested in equity securities of emerging market countries and another 16% was invested in securities of companies primarily based in Europe and the Pacific Basin.

For the year ended December 31, 2023, we contributed $0.4 million to the pension and supplemental executive retirement plans to fund distributions from the supplemental executive retirement plan. We expect to make a contribution to the pension plan in 2024 of $25.0 million and distributions from the supplemental executive retirement plan will be funded as incurred. We did not make a contribution to the other postretirement benefits plan in 2023 and we do not expect to make a contribution in 2024.

Expected future benefit payments from the plans are shown in Table 11.11 below.

Expected future benefit payments

Table   11.11

(In thousands)	Pension and Supplemental Executive Retirement Plans 12/31/2023	Other Postretirement Benefits 12/31/2023
Current + 1	23,110	2,761
Current + 2	22,771	2,849
Current + 3	23,116	2,715
Current + 4	23,226	2,630
Current + 5	22,236	2,825
Current + 6 - 10	100,929	15,326

PROFIT SHARING AND 401(K)

We have a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, we may make a contribution to the plan of up to 5% of each participant's eligible compensation. We provide a matching 401(k) savings contribution for employees of 200% up to the first 2% contributed and 100% of the next 2% contributed. We recognized expenses related to these plans of $9.5 million in 2023, $7.6 million in 2022, and $8.0 million in 2021.

Note 12. Income Taxes

Net deferred tax assets (liabilities) as reported on the consolidated balance sheets as of December 31, 2023 and 2022 are shown in table 12.1 below.

Deferred tax assets and liabilities

Table 12.1

(In thousands)		2023		2022
Total deferred tax assets	$	109,391	$	144,819
Total deferred tax liabilities		(29,609)		(20,050)
Net deferred tax asset (liability)	$	79,782	$	124,769

Table 12.2 includes the components of the net deferred tax asset (liability) as of December 31, 2023 and 2022.

Deferred tax components

Table 12.2

(In thousands)		2023		2022
Unearned premium reserves	$	13,862	$	16,209
Benefit plans		(19,142)		(9,444)
Loss reserves		1,921		1,785
Unrealized losses on investments		70,961		108,588
Deferred policy acquisition cost		(3,064)		(4,003)
Deferred compensation		7,466		6,806
Research and experimental costs		13,351		9,719
Other, net		(5,573)		(4,891)
Net deferred tax asset (liability)	$	79,782	$	124,769

We believe that all gross deferred tax assets at December 31, 2023 and 2022 are fully realizable and no valuation allowance has been established.

Table 12.3 summarizes the components of the provision for income taxes:

Provision for (benefit from) income taxes

Table 12.3

(In thousands)		2023		2022		2021
Current federal	$	187,246	$	228,259	$	161,055
Deferred federal		1,550		(5,235)		4,392
Other		484		1,661		1,347
Provision for income taxes	$	189,280	$	224,685	$	166,794

Current federal income tax payments were $188.2 million, $236.5 million, and $155.3 million in 2023, 2022 and 2021, respectively. At December 31, 2023 we owned $848.6 million of tax and loss bonds.

Table 12.4 reconciles the federal statutory income tax rate to our effective tax provision rate.

Effective tax rate reconciliation

Table 12.4

	2023	2022	2021
Federal statutory income tax rate	21.0 %	21.0 %	21.0 %
Tax exempt municipal bond interest	(0.5)%	(0.5)%	(0.6)%
Other, net	0.5 %	0.1 %	0.4 %
Effective tax rate	21.0 %	20.6 %	20.8 %

We have not recorded any uncertain tax positions during 2023 and 2022 and have no unrecognized tax benefits at December 31, 2023 and December 31, 2022. We recognize interest accrued and penalties related to unrecognized tax benefits in income taxes. The statute of limitations related to the consolidated federal income tax return is closed for all years prior to 2020.

Note 13. Shareholders' Equity

CHANGE IN ACCOUNTING POLICY

As of January 1, 2021, we adopted the updated guidance for "*Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*". The application of this guidance resulted in a $68.3 million cumulative effect adjustment to our 2021 beginning retained earnings and paid-in capital to reflect the 9% Debenture as if we had always accounted for the debt as a liability in its entirety.

SHARE REPURCHASE PROGRAMS

Repurchases may be made from time to time on the open market (including through 10b5-1 plans) or through privately negotiated transactions. In 2023, we repurchased approximately 21.7 million shares of our common stock at a weighted average cost per share of $15.71, which included commissions. We may repurchase up to an additional $273.7 million of our common stock through July 1, 2025 under a share repurchase program approved by our Board of Directors in 2023. In 2024, through February 16, we repurchased approximately 2.9 million shares of our common stock at a weighted average cost per share of $19.43, which included commissions.

In 2022, we repurchased approximately 27.8 million shares of our common stock at a weighted average cost per share of $13.89, which included commissions. In 2021, we repurchased approximately 19.0 million shares of our common stock at a weighted average cost per share of $15.30, which included commissions.

CASH DIVIDENDS

In the first and second quarters of 2023, we paid quarterly cash dividends of $0.10 per share to shareholders which totaled $58.8 million. In the third and fourth quarters of 2023, we paid quarterly cash dividends of $0.115 per share which totaled $65.3 million. On January 23, 2024, the Board of Directors declared a quarterly cash dividend to holders of the company's common stock of $0.115 per share payable on March 5, 2023, to shareholders of record at the close of business on February 15, 2024.

Note 14. Statutory Information

STATUTORY ACCOUNTING PRINCIPLES

The statutory financial statements of our insurance companies are presented on the basis of accounting principles prescribed, or practices permitted, by the Office of the Commissioner of Insurance of the State of Wisconsin (the "OCI"), which has adopted the National Association of Insurance Commissioners ("NAIC") Statements of Statutory Accounting Principles ("SSAP") as the basis of its statutory accounting principles, except as described below. In converting from statutory to GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of net unrealized holding gains or losses in shareholders' equity relating to fixed income securities, and the inclusion of statutory non-admitted assets.

In addition to the typical adjustments from statutory to GAAP, mortgage insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned under SSAP and principles prescribed by the OCI. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. With regulatory approval, a mortgage guaranty insurance company may make early withdrawals from the contingency reserve when incurred losses exceed 35% of premiums earned in a calendar year. For the year ended 2023, MGIC did not withdraw amounts from its contingency reserve. Changes in contingency loss reserves impact the statutory statement of operations. Contingency loss reserves are not reflected as liabilities under GAAP and changes in contingency loss reserves do not impact the GAAP consolidated statements of operations.

As a mortgage guaranty insurer, we are eligible for a tax deduction, subject to certain limitations, under Section 832(e) of the IRC for amounts required by state law or regulation to be set aside in statutory contingency reserves. The deduction is allowed only to the extent that we purchase tax and loss bonds ("T&L Bonds") in an amount equal to the tax benefit derived from deducting any portion of our statutory contingency reserves. Under statutory accounting practices, purchases of T&L Bonds are accounted for as investments. Under GAAP, purchases of T&L Bonds are accounted for as a payment of current taxes.

The OCI recognizes only statutory accounting principles prescribed, or practices permitted, by the State of Wisconsin for determining and reporting the financial condition and results of operations of an insurance company. The OCI has adopted certain prescribed accounting practices that differ from those found in other states. Specifically, Wisconsin domiciled companies record changes in the contingency loss reserves through

the income statement as a change in underwriting deduction. As a result, in periods in which MGIC is increasing contingency loss reserves, statutory net income is reduced.

The statutory net income, policyholders' surplus, and contingency reserve liability of our insurance subsidiaries, including MGIC, are shown in table 14.1.

Statutory financial information of insurance subsidiaries

Table   14.1

	As of and for the Years Ended December 31,		
(In thousands)	**2023**	2022	2021
Statutory net income	$ **279,145**	$ 440,944	$ 295,811
Statutory policyholders' surplus	**639,878**	924,977	1,220,714
Contingency reserve	**5,199,405**	4,669,724	4,126,604

The decrease in statutory policyholders' surplus for the years ended December 31, 2023 and December 31, 2022 is primarily due to dividend payments to MGIC Investment Corporation ("the holding company") (discussed below), offset by statutory net income.

For the years ended December 31, 2023, 2022, and 2021 there were no contributions made to MGIC or distributions from other insurance subsidiaries to us. Dividends paid by MGIC are shown in table 14.2 below.

Surplus contributions and dividends of insurance subsidiaries

Table   14.2

	Years Ended December 31,		
(In thousands)	**2023**	2022	2021
Dividends paid by MGIC to the holding company [1]	$ **600,000**	800,000	400,000

[1] Dividends paid in cash and/or investment securities. Also, in 2021 MGIC distributed to the holding company, as a dividend, its investment in MGIC Credit Assurance Corporation at an amount of $8.9 million.

STATUTORY CAPITAL REQUIREMENTS

The insurance laws of 16 jurisdictions, including Wisconsin, our domiciliary state, require a mortgage insurer to maintain a minimum amount of statutory capital relative to the RIF (or a similar measure) in order for the mortgage insurer to continue to write new business. We refer to these requirements as the "State Capital Requirements" and, together with the GSE Financial Requirements, the "Financial Requirements." While they vary among jurisdictions, the most common State Capital Requirements allow for a maximum risk-to-capital ratio of 25 to 1. A risk-to-capital ratio will increase if (i) the percentage decrease in capital exceeds the percentage decrease in insured risk, or (ii) the percentage increase in capital is less than the percentage increase in insured risk. Wisconsin does not regulate capital by using a risk-to-capital measure but instead requires a minimum policyholder position ("MPP"). MGIC's "policyholder position" includes its net worth or surplus, and its contingency loss reserve.

At December 31, 2023, MGIC's risk-to-capital ratio was 10.2 to 1, below the maximum allowed by the jurisdictions with State Capital Requirements and its policyholder position was $3.6 billion above the required MPP of $2.2 billion. The calculation of our risk-to-capital ratio and MPP reflect credit for the risk ceded under our reinsurance transactions.

The NAIC established a Mortgage Guaranty Insurance Working Group to determine and make recommendations to the NAIC's Financial Condition Committee as to what, if any, changes to make to the solvency and other regulations relating to mortgage guaranty insurers. A draft of a revised Mortgage Guaranty Insurance Model Act was adopted by the Financial Condition Committee in July 2023 and by the Executive Committee and Plenary NAIC in August 2023. The revised Model Act includes requirements relating to, among other things: (i) capital and minimum capital requirements, and contingency reserves; (ii)   restrictions on mortgage insurers' investments in notes secured by mortgages; (iii) prudent underwriting standards and formal underwriting guidelines; (iv) the establishment of formal, internal "Mortgage Guaranty Quality Control Programs" with respect to in-force business; and (v) reinsurance and prohibitions on captive reinsurance arrangements.   It is uncertain when the revised Model Act will be adopted in any jurisdiction. The provisions of the Model Act, if adopted in their final form, are not expected to have a material adverse effect on our business. It is unknown whether any changes will be made by state legislatures prior to adoption, and the effect changes, if any, will have on the mortgage guaranty insurance market generally, or on our business.

DIVIDEND RESTRICTIONS

MGIC is subject to statutory regulations as to payment of dividends. The maximum amount of dividends that MGIC may pay in any twelve-month period without regulatory approval by the OCI is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. The maximum dividend that could be paid is reduced by dividends paid in the twelve months preceding the dividend payment date. Before making any dividend payments in 2024, we will notify the OCI to ensure it does not object.

Note 15. Share-based Compensation Plans

We have certain share-based compensation plans. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which generally corresponds to the vesting period. Awards under our plans generally vest over periods ranging from one to three years, although awards to our non-employee directors vest immediately.

We have an omnibus incentive plan that was adopted on April 23, 2020. When the 2020 plan was adopted, no further awards could be made under our previous 2015 plan. The purpose of the 2020 plan is to motivate and incentivize performance by, and to retain the services of, key employees and non-employee directors through receipt of equity-based and other incentive awards under the plan. Awards issued under the plan that are subsequently forfeited will not count against the limit on the maximum number of shares that may be issued under the plan. The 2020 plan provides for the award of stock options, stock appreciation rights, restricted stock and restricted stock units, as well as cash incentive awards. No awards may be granted after April 23, 2030 under the 2020 plan. The vesting provisions of options, restricted stock and restricted stock units are determined at the time of grant. At December 31, 2023, 5.1 million shares were available for future grant under the 2020 plan.

The compensation cost that has been charged against income for share-based plans was $31.5 million, $24.7 million, and $17.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. The related income tax benefit recognized for share-based plans was $2.9 million, $2.1 million, and $1.8 million for the years ended December 31, 2023, 2022, and 2021, respectively. Table 15.1 summarizes restricted stock or restricted stock unit (collectively called "restricted stock") activity during 2023.

Restricted stock

Table 15.1

	Weighted Average Grant Date Fair Market Value	Shares
Restricted stock outstanding at December 31, 2022	$ 14.02	3,576,679
Granted [1]	14.17	1,415,329
Vested	13.18	(1,263,746)
Forfeited	14.01	(545,471)
Restricted stock outstanding at December 31, 2023	**$ 13.89**	**3,182,791**

[1] Approximately 67% of the shares granted in 2023 are subject to performance conditions under which the target number of shares granted may vest from 0% to 200%.

At December 31, 2023, the 3.2 million shares of restricted stock outstanding consisted of 2.4 million shares that are subject to performance conditions ("performance shares"), 0.6 million shares that are subject only to service conditions ("time vested shares"), and 0.2 million shares related to non-employee director shares. The weighted-average grant date fair value of restricted stock granted during 2022 and 2021 was $15.45 and $12.83, respectively. The fair value of restricted stock granted is the closing price of the common stock on the New York Stock Exchange on the date of grant or previous trading day if the New York Stock Exchange is closed on the date of grant. The total fair value of restricted stock vested during 2023, 2022 and 2021 was $17.3 million, $23.3 million, and $15.1 million, respectively.

As of December 31, 2023, the total unrecognized compensation cost for all of our outstanding share-based awards was $21.9 million. A portion of the unrecognized costs associated with the outstanding shares may or may not be recognized in future periods, depending upon whether or not the performance and/or service conditions are met. The cost associated with the outstanding share-based awards is expected to be recognized over a weighted-average period of 1.6 years.

Note 16. Leases

We lease data processing equipment and vehicles under operating leases that expire during the next four years. Generally, rental payments are fixed.

Table 16.1 shows minimum the future operating lease payments as of December 31, 2023.

Minimum future operating lease payments

Table 16.1	
(In thousands)	Amount
2024	$ 1,141
2025	1,018
2026	360
2027	19
2028 and thereafter	—
Total	$ 2,538

Total lease expense under operating leases was $1.6 million in 2023, $1.2 million in 2022, and $1.3 million in 2021.

Note 17. Litigation and Contingencies

We operate in a highly regulated industry that is subject to the risk of litigation and regulatory proceedings, including related to our claims paying practices. From time to time, we are involved in disputes and legal proceedings in the ordinary course of business. In our opinion, based on the facts known at this time, the ultimate resolution of these ordinary course disputes and legal proceedings will not have a material adverse effect on our financial position or results of operations.

Under ASC 450-20, until a loss associated with settlement discussions or legal proceedings becomes probable and can be reasonably estimated we do not accrue an estimated loss. When we determine that a loss is probable and can be reasonably estimated, we record our best estimate of our probable loss. In those cases, until settlement negotiations or legal proceedings are concluded (including the receipt of any necessary GSE approvals), it is possible that we will record an additional loss.

Directors

MGIC Investment Corporation

Analisa M. Allen
Information Technology Consultant
Gerson Lehrman Group
Former CIO of Data & Analytics
JP Morgan Chase's consumer bank

Daniel A. Arrigoni
*Former President & Chief
  Executive Officer*
U.S. Bank Home Mortgage Corp.
Home loan originator
  and servicer

C. Edward Chaplin
Former President & CFO
MBIA Inc.
Provider of financial guarantee
  insurance

Curt S. Culver
Chairman
Former Chief Executive Officer
MGIC Investment Corporation

Jay C. Hartzell
President
University of Texas at Austin

Timothy A. Holt
*Former Senior Vice President &
Chief Investment Officer*
Aetna, Inc.
Diversified health care benefits
company

Jodeen A. Kozlak
Founder and Chief Executive Officer
Kozlak Capital Partners, LLC
*Former Senior Vice President
 of Human Resources*
Alibaba Group
Multinational conglomerate

Michael E. Lehman
Former Executive Vice President & CFO
Sun Microsystems

Teresita M. Lowman
Strategic Advisor
Launch Factory
Technology incubator

Timothy J. Mattke
Chief Executive Officer
MGIC Investment Corporation

Sheryl L. Sculley
Former City Manager (CEO)
City of San Antonio

Michael L. Thompson
Chief Executive Officer
Fair Oaks Foods
Food manufacturing company

Mark M. Zandi
Chief Economist
Moody's Analytics, Inc.
Risk measurement and
  management firm

Officers

MGIC Investment Corporation

Chief Executive Officer

Timothy J. Mattke

President and Chief Operating Officer

Salvatore A. Miosi

Executive Vice Presidents

Nathaniel H. Colson

Chief Financial Officer

Paula C. Maggio

General Counsel and Secretary

Senior Vice President

Dianna L. Higgins

Investor Relations

Vice Presidents

Nathan R. Abramowski

Treasurer

Heidi A. Heyrman

Assistant Secretary

Brian M. Remington

Assistant Secretary

Leslie A. Schunk

Assistant Secretary

Julie K. Sperber

Controller & Chief Accounting Officer

Michael J. VanHoorn

Assistant Treasurer

Officers

Mortgage Guaranty Insurance Corporation

Chief Executive Officer
Timothy J. Mattke

President and Chief Operating Officer
Salvatore A. Miosi

Executive Vice Presidents
Nathaniel H. Colson
Chief Financial Officer

Paula C. Maggio
General Counsel and Secretary

Steven M. Thompson
Chief Risk Officer

Senior Vice Presidents
Annette M. Adams
Chief Human Resources Officer

Robert J. Candelmo
Chief Information Officer

Dianna L. Higgins
Investor Relations

Michael E. Jacobson
Business Intelligence and Product Strategy

Danny Garcia-Velez
Sales and Business Development

Vice Presidents
Nathan R. Abramowski
Treasurer

Terry A. Aikin
Managing Director

Robert K. Bates
National Accounts

Richard F. Chang
Internal Audit

Jane S. Coleman
National Accounts

Luis A. Contreras
National Accounts

Geoffrey F. Cooper
Product Development

Dean D. Dardzinski
Managing Director

Christina A. Ficks
Underwriting and Customer Experience

Heidi A. Heyrman
Regulatory Relations, Assistant General Counsel and Assistant Secretary

Gary J. Johnson
Data Science

Srinidhi Kadasinghanahalli
Systems Development

Mark J. Krauter
Managing Director

Michael L. Kull
Head of National Accounts

Eric D. Leaver
Mortgage Modeling Analytics

Elyse M. Mitchell
National Accounts

Christopher T. Perry
Sales

Brian M. Remington
Loss Mitigation, Assistant General Counsel and Assistant Secretary

David H. Schroeder
Claims & Policy Servicing

Leslie A. Schunk
Securities Law, Assistant General Counsel and Assistant Secretary

Julie K. Sperber
Controller and Chief Accounting Officer

Kristy Stecker
National Accounts

Jennifer M. Steffens
Credit Policy and Quality Control

Sean R. Valcamp
Chief Technology Officer

Kathleen E. Valenti
Chief Compliance Officer

Michael J. VanHoorn
Assistant Treasurer

Jennifer A. Westphal
Chief Information Security Officer

Assistant Vice President
Jennifer L. Metrie
Regulatory Relations

Performance Graph

The graph below compares the cumulative total return on (a) our Common Stock, (b) a composite peer group index selected by us, (c) the Russell 2000 Financial Services Index and (d) the S&P 500.

Our peer group index for 2023 consists of the peers against which we analyzed our 2023 executive compensation, with the exception of Flagstar Bancorp, which was acquired by New York Community Bank in late 2022: Arch Capital Group Ltd., Assured Guaranty Ltd., Enact Holdings, Essent Group Ltd., First American Financial Corp., Mr. Cooper Group, NMI Holdings Inc., Ocwen Financial Corp., PennyMac Financial Services Inc., Radian Group, Stewart Information Services Corp., and Walker and Dunlop, Inc. The criteria considered when selecting this peer group included whether the company: 1) is a mortgage insurer, or direct competitor; 2) has significant exposure to residential real estate; 3) is in an industry in which we compete for talent; 4) chose us as a benchmarking peer, and 5) is reasonably similar in size to us, in terms of revenues and market capitalization.

Changes to the 2023 peer group index as compared to the 2022 peer group index (the "Old Peer Index") were:

Removed	Added
Fidelity National Financial	**Mr. Cooper Group**
• Revenue and market capitalization have outgrown size range	• Mortgage originator and servicer with significant exposure to residential real estate, reasonably comparable revenue and market capitalization, and a common peer of the Company's direct peers
Genworth Financial	**Enact Holdings**
• Spun out its mortgage insurance segment and re-branded it as Enact Holdings	• Mortgage insurer spun off from Genworth Financial

MGIC Investment Corporation and Subsidiaries



	2018	2019	2020	2021	2022	2023
Russell 2000 Financial Index	100	124	122	158	133	150
S&P 500	100	131	156	200	164	207
Peer Index (ACGL, ACT, AGO, COOP, ESNT, FAF, NMIH, OCN, PFSI, RDN, STC & WD)	100	148	143	195	198	258
Old Peer Index (ACGL, AGO, ESNT, FAF, FBC, FNF, GNW, NMIH, OCN, PFSI, RDN, STC & WD)	100	146	135	174	167	219
MGIC	100	137	124	145	135	205

Shareholder Information

<u>The Annual Meeting</u>
The Annual Meeting of Shareholders of MGIC Investment Corporation will be held on April 25, 2024, at 9:00 a.m. Central time, via webcast at:

www.virtualshareholdermeeting.com/MTG2024.

10-K Report
Copies of the Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission, are available without charge to shareholders on request from:

> **Secretary**
> **MGIC Investment Corporation**
> **P. O. Box 488**
> **Milwaukee, WI 53201**

The Annual Report on Form 10-K referred to above includes as exhibits certifications from the Company's Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act. Following the 2023 Annual Meeting of Shareholders, the Company's Chief Executive Officer submitted a Written Affirmation to the New York Stock Exchange that he was not aware of any violation by the Company of the corporate governance listing standards of the Exchange.

<u>Transfer Agent and Registrar</u>
Equiniti Trust Company, LLC
55 Challenger Road Second Floor
Ridgefield Park, New Jersey 07660
800-937-5449

<u>Corporate Headquarters</u>
MGIC Plaza
270 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

<u>Mailing Address</u>
P. O. Box 488
Milwaukee, Wisconsin 53201

<u>Shareholder Services</u>
(414) 347-2635

<u>MGIC Stock</u>
MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At March 8, 2024, 268,861,326 shares of our common stock were entitled to vote.

The payment of dividends is subject to the discretion of our Board and will depend on many factors, including our operating results, financial condition and capital position.

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulations. For a discussion of these restrictions, see Note 14 - "Statutory Information, Dividend Restrictions" to our consolidated financial statements.

As of March 8, 2024, the number of shareholders of record was 174. In addition, we estimate that there are approximately 93,343 beneficial owners of shares held by brokers and fiduciaries.

MGIC Investment Corporation

MGIC Plaza
Milwaukee, WI 53202
mtg.mgic.com

21-50334 1/24